Exhibit 99.1

2020 Kinross Gold Annual Report Strong Foundation Delivering Value Promising Future

Letter to Shareholders 1
2020 Achievements 4
Directors + Senior Leadership 6
Financial Summary 7
Financial Review 7
Cautionary Statement on Forward-Looking Information 69

TSX: K
Toronto Stock Exchange

NYSE: KGC
New York Stock Exchange

Kinross is a global gold mining company with strong and consistent operating results driven by a high performance culture. With a balanced portfolio of mines and projects in three regions, our focus is delivering value based on the core principles of **operational excellence, financial discipline** and **responsible mining.**

Expected Production Growth[1,2]

(Million Au eq. oz.)

+/- 5%



2.4
2.7
2.9
2021
2022
2023

Expected 2021 Gold Production[1,2]

(Au eq. oz.)



Americas
Russia
West Africa
2.4M
20%
22%
58%

Our Core Values

Putting people first.
Outstanding corporate citizenship.
High performance culture.
Rigorous financial discipline.

Kinross Operations and Projects



Kupol-Dvoinoye
Fort Knox
Manh Choh
Chulbatkan-Udinsk
Toronto
(Head Office)
Bald Mountain
Round Mountain
Tasiast
Chirano
Paracatu
La Coipa
Lobo-Marte
Approximate Annual Production (koz.)*
<300
300-400
>400
Operating Assets
Development Projects

All figures in the report are in U.S. dollars unless otherwise stated.

Endnotes can be found on page 73 of this report.

**Annual production level for "Operating Assets" based on 2020 gold equivalent production. Annual production level for "Development Projects" based on previously disclosed expected total life-of-mine production divided by total mine-life.*

2020 ANNUAL REPORT KINROSS GOLD 1 In 2020, the world was profoundly tested by the massive disruption of the COVID-19 pandemic, and Kinross was no exception. I am extremely proud of how our employees rose to this challenge. Across Kinross’ diverse operating jurisdictions, our people took early and decisive action to establish rigorous new protocols and operating systems that have protected the health of our employees while allowing our sites to continue operating. Thanks to their adaptability and discipline, Kinross delivered a year of remarkably strong performance in virtually every area of our business in 2020. We finished the year by meeting the original guidance for production, cost of sales and capital expenditures that we set before the pandemic began, marking the ninth straight year we have met or exceeded guidance. Backed by disciplined cost and capital management, and by a strong gold price, our operations generated record free cash flow3 of over $1 billion. With an expectation of strong sustained cash flow in future years, we were also able to return capital to our shareholders by instituting a sustainable quarterly dividend. We confirmed our strong outlook by announcing that, over the next three years, we expect production to grow by approximately 20% to 2.9 million gold equivalent ounces (Au eq. oz.). We also provided longer term visibility into our business, forecasting average annual production of 2.5 million Au eq. oz. through the end of the decade, and additional upside opportunities beyond that. Responsible mining is a cornerstone of both our culture and strategy, and, in 2020, we continued our strong envi- ronmental, social and governance (ESG) performance, with a particular focus on helping host communities deal with the critical public health and economic challenges stemming from COVID-19. We were gratified to again be ranked in the top quartile of our mining group peers by the leading independent ESG rating agencies, reflecting our consistent performance on key metrics and history of mutually beneficial relationships with our host communities. J. Paul Rollinson President and Chief Executive Officer Letter to Shareholders Highlights Mitigated impact of COVID-19 on employee health and operations through early implementation of rigorous safety protocols, while providing significant support to host communities. —— Despite the pandemic, delivered on original annual production1, cost of sales and capital expenditures guidance for the ninth straight year. —— Delivered record free cash flow3 of over $1 billion and strengthened our investment grade balance sheet. —— Provided strong outlook of 20% increase in production over the next three years, and average annual production of 2.5 million Au eq. oz. through to 2029, with additional upside opportunities.2 —— Outperformed S&P TSX Gold Index over past five years and generated a total shareholder return of 56% in 2020. —— Three largest mines – Paracatu, Kupol and Tasiast – represented 62% of production and were the lowest cost mines in the portfolio, with record production and cost performance at Tasiast. —— All development projects advanced on schedule with Fort Knox Gilmore construction completed on time and under budget. —— Instituted sustainable quarterly dividend of $0.03 per share. —— Acquired bolt-on Manh Choh project (formerly known as the ‘Peak’ project), near Fort Knox, and new exploration licenses proximal to Kupol and around Chulbatkan. —— Increased mineral reserves by a net 5.7 million ounces and extended mine life at Kupol, Chirano and Paracatu. —— Reached agreement in principle with Government of Mauritania to enhance partnership. —— Maintained top-quartile peer group ranking with all major third-party ESG rating agencies and advanced climate change strategy and disclosure. —— Contributed approximately $3 billion4 in economic benefits through taxes, wages, procurement and community investments to host countries. —— Despite limitations of COVID-19, carried out over 100,000 stakeholder interactions and supported programs with over 900,000 beneficiaries in host communities. —— Highest ranked Canadian mining company surveyed in The Globe and Mail’s annual governance review. ——

While 2020 challenged Kinross, it also affirmed our culture of operational excellence and commitment to Putting People First, which unites our global workforce and continues to benefit our stakeholders.

A strong year of production with an outlook for growth

In 2020, Kinross' eight operating mines produced approximately 2.4 million Au eq. oz.[1,3] at a production cost of sales of $723 per Au eq. oz.[1,3], and an all-in sustaining cost of $987 per Au eq. oz.[1,3], which were within the original guidance we set at the beginning of the year. Despite pandemic-related impacts, we kept our cost of sales and all-in sustaining costs nearly level with 2019.

Once again, our production was driven by strong results from our three largest mines – Paracatu, Kupol and Tasiast – which together accounted for 62% of our production, and were also our lowest cost operations.

Highlights from the portfolio included another year of record production at Tasiast, which also had the lowest cost of sales in the portfolio, averaging $584 per Au eq. oz. for the year, and delivered record free cash flow in 2020. Paracatu was again Kinross' largest producer, with output of over 542,000 Au eq. oz. Kupol and Dvoinoye had another excellent year with strong production and costs below $600 per Au eq. oz.

The Company expects strong production of approximately 2.4 million Au eq. oz. in 2021, in line with 2020.[1,2] In 2022, we expect production to increase to approximately 2.7 million Au eq. oz., ramping up to approximately 2.9 million Au eq. oz. in 2023, with a downward trend in production cost of sales.[1,2] We expect the production increase to be driven largely by life-of-mine extensions and projects, enhancements to productivity and operational efficiency, and exploration success identifying new ounces around existing operations.

Longer term, through the end of the decade, and as projects in our current pipeline come online, we forecast average annual production of 2.5 million Au eq. oz., with additional upside opportunities.[1,2]

Record cash flow increases our financial strength

The combination of strong production, disciplined cost and capital management, and a strong gold price led to outstanding financial results in 2020.

Adjusted operating cash flow[3] increased by 59% over the previous year, while free cash flow[3] grew to over $1 billion, a six-fold increase compared with 2019. Our attributable margins[5] increased by 53% to $1,051 per ounce sold, outpacing the increase in the average realized gold price[8] of 27%. Our adjusted net earnings[3,6] more than doubled to approximately $970 million.

Given the strength of our financial position, and our continued prospects for strong cash flow, we were pleased to institute a sustainable quarterly dividend of $0.03 per share.

We continued to strengthen our investment grade balance sheet, ending the year with just over $1.2 billion of cash and cash equivalents, compared with $575 million at the end of 2019, and with total liquidity of approximately $2.8 billion.

We ended 2020 well positioned to fund our growth, continue to reduce our debt, and return capital to our shareholders. With our growing production profile and costs trending downwards, we expect to have a peer-leading free cash flow yield over the next three years.

A robust pipeline of development projects and opportunities

Kinross successfully advanced its portfolio of low-risk development projects in 2020 while expanding our project pipeline with attractive new opportunities in our existing jurisdictions.

The Tasiast 24k project advanced on budget and on schedule in 2020. The project is expected to increase throughput capacity to 21,000 tonnes per day (t/d) by the end of 2021, and to 24,000 t/d by mid-2023, to increase production, reduce costs, and generate significant cash flow and attractive returns. We also reached an agreement in principle with the Government of Mauritania to enhance our partnership.

In early 2020, Kinross completed the acquisition of the Chulbatkan property in Russia, a large and highly prospective license area. In 2020, drilling focused on the Udinsk resource pit, the first project expected to be developed at Chulbatkan, supporting the advancement of a pre-feasibility study which is expected to be completed in Q4 2021. Kinross is targeting a declaration of mineral reserves at year-end 2021, and anticipates first production at Udinsk in 2025. Kinross also acquired additional exploration licenses around Chulbatkan and proximal to Kupol.

The La Coipa Restart project made good progress, with pre-stripping starting in early January 2021, and first production remaining on track for mid-2022.

The Lobo-Marte feasibility study advanced on schedule, with expected completion in Q4 2021. The Company is targeting production at Lobo-Marte to begin in 2027 following permitting and the completion of mining at La Coipa.

Construction for the Fort Knox Gilmore project was completed on schedule and under budget, with first gold poured from the new heap leach pad in January 2021.

In September 2020, Kinross acquired 70% of the Manh Choh project (formerly known as 'Peak'), a synergistic, bolt-on project that allows us to leverage existing mill and infrastructure at Fort Knox. We expect to complete a scoping study in Q2 2021 and a feasibility study by the end of 2022, with a target for first production in 2024. The project was renamed Manh Choh, a culturally significant name for the local indigenous village, in early 2021 after close consultation with the local tribal council.

2

2020 ANNUAL REPORT KINROSS GOLD

2020 ANNUAL REPORT KINROSS GOLD 3 Adding reserves and mine life through exploration At year-end 2020, we were pleased to add 5.7 million gold ounces to our mineral reserve estimates, net of depletion, for a reserve increase of 23% compared with year-end 2019. We have maintained our $1,200 per ounce gold price assumption for determining reserves in order to maximize margins and remain well positioned throughout the commodity price cycle. Once again, we had good success in 2020 extending the life of our existing operations. Through successful exploration and mine optimization programs, we added an additional year of mine life at Kupol and Paracatu and three years at Chirano. We have an exciting and expanded exploration program planned for 2021. With the goal of adding to our mineral reserve and resource estimates, and further extending the life of our existing mines, we will be following up on other promising targets across the portfolio, including newly acquired advanced exploration projects in Russia and Alaska. Delivering on our ESG commitments Responsible mining is enshrined as a first priority in our annu- al plan, and, in 2020, the Company was again acknowledged for our ESG performance. We ranked in the top quartile of our peer group, as measured by Sustainalytics, MSCI, ISS, Vigeo Eiris, Refinitiv and S&P Global ESG scores. Our inclu- sion in the S&P Global Sustainability Yearbook 2021 marked the Company’s eighth consecutive year in the industry’s top tier for ESG performance, as did its “A” level rating by MSCI. Despite the impact of COVID-19, our overall 2020 safety performance was in line with three-year averages, with injury frequency rates among the lowest in the industry. Tragically, this was overshadowed by a mine site fatality at Round Mountain, the first for the Company since 2017. Immediately following the incident, we held global Safety Stand-downs to reflect, refocus, and review protocols to ensure we continue to improve our safety processes and systems to eliminate risks. Helping host communities manage the impact of COVID-19 was a key 2020 priority. We provided approximately $6 mil- lion in COVID-19 support for local health services, food security, and to bolster local economies. Despite the limita- tions imposed by the pandemic, we maintained our strong overall focus on stakeholder engagement and community investment, with approximately 105,000 stakeholder inter- actions, and community investments supporting approxi- mately 938,000 beneficiaries. In 2020, we improved disclosure on climate, including bench- marking against the recommendations made by the Task Force on Climate-related Financial Disclosures (TCFD), and conducted a climate risk and opportunity assessment across all sites. The Company’s performance in environmental stewardship was recognized with a top ranking by the World Wildlife Fund (WWF) Russia’s environmental transparency rating of mining companies. The Alaska Department of Nat- ural Resources also publicly endorsed our successful recla- mation of the True North mine, the first large metal mine to be returned to the State and opened for public access. In the important area of inclusion and diversity, we continued to advance our goals by achieving 33% women representa- tion on the Board and committed to Canada’s BlackNorth Initiative and its anti-racism pledge. We also maintained our strong performance in corporate governance, ranking high- est among Canadian mining companies in The Globe and Mail’s annual corporate governance ranking. Positioned to deliver future value We are gratified that in 2020 our market performance reflect- ed our achievements and exciting prospects, generating an impressive 56% total shareholder return (TSR) in 2020. While the entire sector benefited from a strong gold price, Kinross has significantly outperformed, with a TSR of 306% over the past five years compared with 166% for the S&P TSX Gold Index. We believe we are well positioned to continue generating value through responsible mining based on our compelling strengths, which include: • A nine-year track record of consistently meeting guidance on production, costs, and capital spending; • Large annual production of approximately 2.4 million Au eq. oz. in 2021, forecast to increase to approximately 2.9 million Au eq. oz. by 2023 2, with a downward trend in production cost of sales; • A robust pipeline of development projects and exploration opportunities which is expected to deliver annual average production of 2.5 million Au eq. oz. until the end of the decade; • A sizable reserve and resource base, with mineral reserves increasing by 5.7 million gold ounces, or 23%, net of depletion in 2020; • Strong cash flow, which continues to strengthen our balance sheet, enabling us to return capital to shareholders through a sustainable dividend as we invest in our future; • Synergistic and disciplined acquisitions that continue to add value to our portfolio; and • Leading ESG performance in the mining sector. In closing, let me again acknowledge the outstanding efforts of our employees, and the support of our suppliers, local communities, and host governments, as we continue to manage our way together through a challenging time. To our shareholders, thank you for your continued support. We look forward to sharing an exciting and rewarding future. J. Paul Rollinson President and Chief Executive Officer

2020 PERFORMANCE HIGHLIGHTS

Kinross had an exceptionally strong 2020, despite the challenges of the global pandemic. **We took actions to prioritize the health and safety of our workforce** and put in place comprehensive protocols to help prevent exposure to COVID-19 at our operations and provide support for our employees. We also **implemented a prudent business continuity plan,** including maintaining our global supply chain, managing metal shipments and maintaining our financial flexibility to successfully mitigate risks across our business. Against these headwinds, **we delivered on guidance, advanced our growth projects and provided strong returns to our shareholders.**

Operational and Technical Excellence

MET GUIDANCE

Nine consecutive years of meeting or exceeding our guidance targets for **production, cost of sales** and **capital expenditures,** despite impacts of COVID-19.[1,3]

- Produced 2.4 million Au eq. oz. ✓
- Realized cost of sales per Au eq. oz. sold of $723 ✓
- Delivered all-in sustaining cost of $987 per Au eq. oz. sold ✓
- Reported capital expenditures of $916 million ✓

3 LARGEST MINES WITH LOWEST COSTS

Our **three largest mines — Paracatu, Kupol and Tasiast** — delivered 62% of total production and achieved the lowest costs.

62%
of production

ADVANCED PROJECT PORTFOLIO

Fort Knox Gilmore construction completed **on time and under budget.**

Advanced all projects in all three regions on schedule:
- ✓ Tasiast 24k
- ✓ La Coipa
- ✓ Lobo-Marte
- ✓ Udinsk
- ✓ Manh Choh

Financial Discipline and Strength

OUTSTANDING FINANCIAL RESULTS

Generated record free cash flow[3] of over **$1 billion** and **more than doubled** adjusted net earnings[3,6] from 2019.

+$1B
free cash flow

STRENGTHENED INVESTMENT GRADE BALANCE SHEET

Strengthened our balance sheet, ending the year with **over $1.2 billion in cash and cash equivalents** with **available liquidity of approximately $2.8 billion.**

+$1.2B
cash and cash equivalents

INCREASED MARGIN

Improved attributable margins[5] by 53% to **$1,051 per gold ounce sold,** outpacing the rise in average realized gold price.[8]



53%
$1,051
per Au eq.
oz. sold
27%
Average Realized Gold Price Increase[8]
Kinross Margin[5] Increase

Strong Future

RISING PRODUCTION

Production **expected to grow 20%** to approximately 2.9 million Au eq. oz. in 2023, with **an annual average of 2.5 million Au eq. oz.** over the decade.[1,2]



2.4
2.7
2.9
2021
2022
2023

SIGNIFICANT RESERVE GROWTH

Increased reserves by 23%, adding 5.7 million gold ounces, net of depletion in 2020, for a **total of approximately 30 million gold ounces.**

EXTENDED MINE LIFE

Extended **mine life** at each of Kupol and Paracatu by one year, and Chirano by three years, as a result of **successful exploration and mine plan optimization.**



Kupol
2025
Chirano
2025
Paracatu
2032

4 **2020 ANNUAL REPORT** KINROSS GOLD

2020 ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS

Our response to the COVID-19 pandemic has been guided by our core values and prioritizing health and safety. We provided approximately **$6 million towards local efforts to combat COVID-19** focused on health, food security and bolstering local economies. Our success in maintaining operations enabled us to **provide ongoing economic benefits to our host communities,** an especially critical contribution in a challenging year. Kinross also continued to deliver on its environmental, social and governance commitments in 2020, with **our performance attributable to our values, strong policies and leading governance system.**

Environmental Stewardship

ADVANCED CLIMATE STRATEGY

Advanced our **climate change strategy and disclosures** and benchmarked against the recommendations of the Task Force on Climate-related Financial Disclosures.

TCFD

STRONG ENVIRONMENTAL PERFORMANCE

Top-ranked company in **World Wildlife Fund (WWF)** Russia's rating of mining and metals companies, and True North mine in Alaska successfully reclaimed with land returned to State for public use.

BEST PRACTICES TAILINGS MANAGEMENT

Maintained record of **zero tailings breaches** for the 28th consecutive year through best-in-class tailings management program at all sites.

- Independent geotechnical reviews ✓
- Quarterly executive and Board level oversight ✓
- Zero tailings breaches in the Company's 28-year history ✓
- Program meets or exceeds the highest global standards ✓

Social Contributions

BENEFIT FOOTPRINT

Continued to provide **approximately $3 billion[4] in economic benefits** through taxes, wages, procurement and community investments to host countries.

~$3B
spent in host countries

PROACTIVE STAKEHOLDER ENGAGEMENT

Recorded **approximately 105,000 stakeholder interactions** despite COVID-19 restrictions and received **more than 3,500 positive expressions** of community support, which is 23 times higher than negative expressions.

LOCAL EMPLOYMENT AND SUPPORT

99% of total workforce from within host countries over past two years, with management roles increasing to 87% in 2020, and Kinross community programs supporting approximately 938,000 beneficiaries globally.



(%)
Management
Workforce
80
98
85
98
85
99
87
99
2017
2018
2019
2020

Robust Governance

LEADING PERFORMANCE

Recognized as the **top ranked Canadian mining company** in *The Globe and Mail's* annual corporate governance survey with a score of 90 out of a total of 100 points.

TOP
tier ranking

BOARD SUCCESSION

Focused succession program has brought on **seven new directors since 2015,** keeping Board vital, enabling effective succession planning and **lowering average tenure** to 5 years from 6.9 in 2019.

5 years
average tenure

DIVERSITY COMMITMENTS

Maintained **33% women representation** on the Board, and increased the number of women across our global workforce. **Committed** to Canada's BlackNorth Initiative and its anti-racism pledge.

33%
women directors

2020 ANNUAL REPORT KINROSS GOLD 5

2020 ANNUAL REPORT KINROSS GOLD 6 Senior Leadership Team (left to right) J. Paul Rollinson President and Chief Executive Officer Andrea S. Freeborough Senior Vice-President and Chief Financial Officer Board of Directors (left to right) Catherine McLeod-Seltzer CR,H Independent Chair Ian Atkinson CGN,CR,H Corporate Director Kerry D. Dyte A,CGN Corporate Director Glenn A. Ives A,H Corporate Director Ave G. Lethbridge CGN,H Corporate Director Elizabeth D. McGregor A,CR Corporate Director Kelly J. Osborne CGN,CR Corporate Director David A. Scott A,CR Corporate Director J. Paul Rollinson President and Chief Executive Officer A Audit and Risk Committee CGN Corporate Governance and Nominating Committee CR Corporate Responsibility and Technical Committee H Human Resources and Compensation Committee Geoffrey P. Gold Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer Paul B. Tomory Executive Vice-President and Chief Technical Officer Leadership Advisory Team Kinross’ Leadership Advisory Team consists of experienced leaders with diverse perspectives and functional expertise who provide input and insight to the Senior Leadership Team. Laurence Davies Vice-President, Finance, Operations and Projects Graeme Davis Senior Vice-President, Exploration Tom Elliott Senior Vice-President, Investor Relations Kathleen Grandy Vice-President, Human Resources Benny Guidoni Vice-President and Treasurer Scott Hicks Senior Vice-President, Technical Services, Geology and Mining Nathan Longenecker Senior Vice-President, Legal, and General Counsel Andreas Mittler Senior Vice-President, West Africa Operations Ed Opitz Senior Vice-President, Safety and Sustainability Claude Schimper Senior Vice-President, Russia Operations David Shaver Senior Vice-President, Corporate Development Mike Sylvestre Senior Vice-President, Americas Operations Hélène Timpano Senior Vice-President, Operations Mike van Akkooi Senior Vice-President, Government Relations

2020 ANNUAL REPORT KINROSS GOLD 7 FINANCIAL REVIEW Management’s Discussion and Analysis MDA 1 Management’s Responsibility for Financial Statements FS 1 Report of Independent Registered Public Accounting Firm FS 3 Consolidated Financial Statements and Notes FS 6 Mineral Reserve and Mineral Resource Statement 63 Summarized Five-Year Review 68 Kinross Share Trading Data 68 Financial Summary (In millions of United States dollars, except ounces, per share amounts, gold price and per ounce amounts) 2020 2019 2018 Revenue $ 4,213.4 $ 3,497.3 $ 3,212.6 Net cash flow provided from operating activities $ 1,957.6 $ 1,224.9 $ 788.7 Adjusted operating cash flow 3 $ 1,912.7 $ 1,201.5 $ 874.2 Reversals of impairment charges – net 7 $ (650.9) $ (361.8) $ – Net earnings (loss) attributable to common shareholders 6,7 $ 1,342.4 $ 718.6 $ (23.6) Net earnings (loss) per share attributable to common shareholders 6,7 Basic $ 1.07 $ 0.57 $ (0.02) Diluted $ 1.06 $ 0.57 $ (0.02) Adjusted net earnings attributable to common shareholders 3 $ 966.8 $ 422.9 $ 128.1 Adjusted net earnings per share 3 $ 0.77 $ 0.34 $ 0.10 Attributable production cost of sales per equivalent ounce sold 1,3 $ 723 $ 706 $ 734 All-in sustaining cost per gold equivalent ounce sold 1,3 $ 987 $ 983 $ 965 Capital expenditures 10 $ 916.1 $ 1,060.2 $ 1,005.2 Free cash flow 3 $ 1,041.5 $ 164.7 $ (216.5) Average realized gold price per ounce 8 $ 1,774 $ 1,392 $ 1,268 Attributable gold equivalent ounces produced 1 2,366,648 2,507,659 2,452,398 Note to reader: Subsequent to the February 10, 2021 filing of the Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes, as well as the release of our Mineral Reserve and Resource Statement, the Peak Project has been renamed Manh Choh.

KINROSS GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2020

This management's discussion and analysis ("MD&A"), prepared as of February 10, 2021, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2020 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation's audited annual consolidated financial statements for the year ended December 31, 2020 and the notes thereto (the "financial statements"). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's financial statements for 2020 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2020, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the "Cautionary Statement on Forward-Looking Information" on pages 55 – 56 of this MD&A. For additional discussion of risk factors, please refer to the Company's Annual Information Form for the year ended December 31, 2019, which is available on the Company's website www.kinross.com and on www.sedar.com. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Many of these factors have been or may be influenced by the continued economic and business uncertainties caused by the COVID-19 pandemic. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties, including as a result of the impacts of the COVID-19 pandemic. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Segment Profile

Each of the Company's significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,	
Operating Segments	Operator	Location	2020	2019
Fort Knox	Kinross	USA	100%	100%
Round Mountain	Kinross	USA	100%	100%
Bald Mountain	Kinross	USA	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Kupol[(a)]	Kinross	Russian Federation	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a) The Kupol segment includes the Kupol and Dvoinoye mines.

1 MDA 2020 ANNUAL REPORT KINROSS GOLD

2020 ANNUAL REPORT KINROSS GOLD MDA 2 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 3 Consolidated Financial Performance 2020 vs. 2019 Although the Company was impacted by the COVID-19 pandemic, in particular at Tasiast where the mining rate was impacted, production remained consistent with plan, with a 6% decrease compared to 2019. The reduction compared to 2019 was as a result of lower production at Paracatu and Chirano due to decreases in mill recoveries and throughput, Round Mountain primarily due to lower mill grade and at Maricunga as production activities transitioned to care and maintenance in the fourth quarter of 2019. These decreases were partially offset by higher production at Fort Knox and Tasiast due to increases in mill grades and throughput. Metal sales increased by 20% in 2020 compared to 2019, due to an increase in average realized gold price, partially offset by a decrease in gold equivalent ounces sold. The average realized gold price increased to $1,774 per ounce in 2020 from $1,392 per ounce in 2019. Total gold equivalent ounces sold in 2020 decreased to 2,375,548 ounces from 2,512,758 ounces in 2019, primarily due to the decrease in production as described above. Production cost of sales decreased by 3% in 2020 compared to 2019, primarily due to decreases at Paracatu, Round Mountain, and Maricunga due to lower gold equivalent ounces sold. These decreases were partially offset by increases in production cost of sales at Fort Knox and Bald Mountain as a result of increased gold equivalent ounces sold. In 2020, attributable production cost of sales per equivalent ounce sold and per equivalent ounce sold on a by-product basis increased slightly, compared to 2019, mainly due to increases in costs per ounce at Chirano and Bald Mountain. Depreciation, depletion and amortization increased by 15% in 2020 compared to 2019, primarily due to increases in depreciable asset bases and higher gold equivalent ounces sold at Bald Mountain and Tasiast. These increases were partially offset by a decrease at Chirano due to an increase in mineral reserves at the end of 2019 and a decrease in gold equivalent ounces sold. During the year ended December 31, 2020, the Company recorded after‐tax impairment reversals of $612.8 million, related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($132.9 million) and Lobo-Marte ($180.4 million, which included $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly due to increases in the Company’s long‐term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte. The tax impacts of the impairment reversals at Chirano and Lobo-Marte were income tax expenses of $71.6 million and $4.6 million, respectively. There was no tax impact on the impairment reversal at Tasiast. At December 31, 2019, the Company recorded after‐tax impairment reversals of $293.6 million, related entirely to property, plant and equipment at Tasiast ($161.1 million) and Paracatu ($132.5 million), and were mainly due to an increase in the Company’s long‐term gold price estimate. The impairment reversal at Paracatu was net of a tax expense of $68.2 million. There was no tax impact on the impairment reversal at Tasiast. Operating earnings were $1,899.4 million in 2020 compared to $991.1 million in 2019. The increase was primarily due to the increase in margins (metal sales less production cost of sales) and higher impairment reversals, partially offset by the increase in depreciation, depletion and amortization as described above. In 2020, the Company recorded income tax expense of $439.8 million, compared to income tax expense of $246.7 million in 2019. The $439.8 million of income tax expense in 2020 was the result of higher operating mine profitability compared to 2019, an additional deferred tax expense of $76.2 million related to the reversal of impairment charges at Chirano and Lobo-Marte, as well as $101.2 million of deferred tax expense resulting from the net foreign currency translation of the tax deductions related to the Company’s operations in Brazil and the Russian Federation. In 2020, the Company also recorded a $25.4 million net tax benefit from U.S. tax law changes legislated through the U.S. Cares Act, partially offsetting these increases. The $246.7 million income tax expense recognized in 2019 included an additional deferred tax expense of $68.2 million related to the reversal of impairment charges at Paracatu, as well as $1.6 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and the Russian Federation. Kinross' combined federal and provincial statutory tax rate for both 2020 and 2019 was 26.5%. Net earnings attributable to common shareholders in 2020 were $1,342.4 million, or $1.07 per share, compared to $718.6 million, or $0.57 per share, in 2019. The increase is primarily as a result of the increase in operating earnings, including the increase in net impairment reversals, partially offset by the increase in income tax expense, as described above. Adjusted net earnings attributable to common shareholders in 2020 were $966.8 million, or $0.77 per share, compared to $422.9 million, or $0.34 per share, in 2019. The increase is primarily as a result of the increase in margins, partially offset by the increase in depreciation, depletion and amortization and income tax expense, as described above. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 2 Consolidated Financial and Operating Highlights 2020 2019 2018 Change % Change(e) Change % Change(e) Operating Highlights Total gold equivalent ounces(a) Produced(c) 2,383,307 2,527,788 2,475,068 (144,481) (6%) 52,720 2% Sold(c) 2,375,548 2,512,758 2,532,912 (137,210) (5%) (20,154) (1%) Attributable gold equivalent ounces(a) Produced(c) 2,366,648 2,507,659 2,452,398 (141,011) (6%) 55,261 2% Sold(c) 2,358,927 2,492,572 2,510,419 (133,645) (5%) (17,847) (1%) Financial Highlights Metal sales 4,213.4 $ 3,497.3 $ 3,212.6 $ 716.1 $ 20% 284.7 $ 9% Production cost of sales 1,725.7 $ 1,778.9 $ 1,860.5 $ (53.2) $ (3%) (81.6) $ (4%) Depreciation, depletion and amortization 842.3 $ 731.3 $ 772.4 $ 111.0 $ 15% (41.1) $ (5%) Reversals of impairment charges - net (650.9) $ (361.8) $ - $ (289.1) $ nm (361.8) $ nm Operating earnings 1,899.4 $ 991.1 $ 200.5 $ 908.3 $ 92% 790.6 $ nm 1,342.4 $ 718.6 $ (23.6) $ 623.8 $ 87% 742.2 $ nm 1.07 $ 0.57 $ (0.02) $ 0.50 $ 88% 0.59 $ nm 1.06 $ 0.57 $ (0.02) $ 0.49 $ 86% 0.59 $ nm 966.8 $ 422.9 $ 128.1 $ 543.9 $ 129% 294.8 $ nm 0.77 $ 0.34 $ 0.10 $ 0.43 $ 126% 0.24 $ nm 1,957.6 $ 1,224.9 $ 788.7 $ 732.7 $ 60% 436.2 $ 55% 1,912.7 $ 1,201.5 $ 874.2 $ 711.2 $ 59% 327.3 $ 37% 916.1 $ 1,060.2 $ 1,005.2 $ (144.1) $ (14%) 55.0 $ 5% 1,041.5 $ 164.7 $ (216.5) $ 876.8 $ nm 381.2 $ (176%) 1,774 $ 1,392 $ 1,268 $ 382 $ 27% 124 $ 10% 726 $ 708 $ 735 $ 18 $ 3% (27) $ (4%) 723 $ 706 $ 734 $ 17 $ 2% (28) $ (4%) 700 $ 691 $ 723 $ 9 $ 1% (32) $ (4%) 970 $ 974 $ 959 $ (4) $ (0%) 15 $ 2% 987 $ 983 $ 965 $ 4 $ 0% 18 $ 2% 1,248 $ 1,282 $ 1,275 $ (34) $ (3%) 7 $ 1% 1,260 $ 1,284 $ 1,274 $ (24) $ (2%) 10 $ 1% (in millions, except ounces, per share amounts and per ounce amounts) Consolidated production cost of sales per equivalent ounce (c) sold(b) Attributable(a) all-in cost per equivalent ounce(c) sold(b) Attributable(a) production cost of sales per ounce sold on a by-product basis (b) Adjusted net earnings attributable to common shareholders (b) Adjusted net earnings per share(b) 2019 vs. 2018 Years ended December 31, 2020 vs. 2019 Net cash flow provided from operating activities Adjusted operating cash flow(b) Average realized gold price per ounce(b) Net earnings (loss) attributable to common shareholders Basic earnings (loss) per share attributable to common shareholders Diluted earnings (loss) per share attributable to common shareholders Free cash flow(b) Attributable(a) all-in sustaining cost per ounce sold on a by-product basis (b) Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b) Capital expenditures(d) Attributable(a) production cost of sales per equivalent ounce(c) sold(b) Attributable(a) all-in cost per ounce sold on a by-product basis (b) (a) "Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and costs, and Peak (70%) costs. (b) The definition and reconciliation of these non-GAAP financial measures is included in Section 11. (c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2020 was 86.32:1 (2019 - 85.99:1 and 2018 - 80.74:1). (d) “Capital expenditures” for the years ended December 31, 2020 and 2019 are as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows and exclude “Interest paid capitalized to property, plant and equipment”. “Capital expenditures” for the year ended December 31, 2018 is calculated as $1,043.4 million of “Additions to property, plant and equipment”, as reported on the consolidated statement of cash flows for the year ended December 31, 2018, less $38.2 million of capitalized interest paid, as reported. (e) "nm" means not meaningful.

3 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 3 Consolidated Financial Performance 2020 vs. 2019 Although the Company was impacted by the COVID-19 pandemic, in particular at Tasiast where the mining rate was impacted, production remained consistent with plan, with a 6% decrease compared to 2019. The reduction compared to 2019 was as a result of lower production at Paracatu and Chirano due to decreases in mill recoveries and throughput, Round Mountain primarily due to lower mill grade and at Maricunga as production activities transitioned to care and maintenance in the fourth quarter of 2019. These decreases were partially offset by higher production at Fort Knox and Tasiast due to increases in mill grades and throughput. Metal sales increased by 20% in 2020 compared to 2019, due to an increase in average realized gold price, partially offset by a decrease in gold equivalent ounces sold. The average realized gold price increased to $1,774 per ounce in 2020 from $1,392 per ounce in 2019. Total gold equivalent ounces sold in 2020 decreased to 2,375,548 ounces from 2,512,758 ounces in 2019, primarily due to the decrease in production as described above. Production cost of sales decreased by 3% in 2020 compared to 2019, primarily due to decreases at Paracatu, Round Mountain, and Maricunga due to lower gold equivalent ounces sold. These decreases were partially offset by increases in production cost of sales at Fort Knox and Bald Mountain as a result of increased gold equivalent ounces sold. In 2020, attributable production cost of sales per equivalent ounce sold and per equivalent ounce sold on a by-product basis increased slightly, compared to 2019, mainly due to increases in costs per ounce at Chirano and Bald Mountain. Depreciation, depletion and amortization increased by 15% in 2020 compared to 2019, primarily due to increases in depreciable asset bases and higher gold equivalent ounces sold at Bald Mountain and Tasiast. These increases were partially offset by a decrease at Chirano due to an increase in mineral reserves at the end of 2019 and a decrease in gold equivalent ounces sold. During the year ended December 31, 2020, the Company recorded after‐tax impairment reversals of $612.8 million, related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($132.9 million) and Lobo-Marte ($180.4 million, which included $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly due to increases in the Company’s long‐term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte. The tax impacts of the impairment reversals at Chirano and Lobo-Marte were income tax expenses of $71.6 million and $4.6 million, respectively. There was no tax impact on the impairment reversal at Tasiast. At December 31, 2019, the Company recorded after‐tax impairment reversals of $293.6 million, related entirely to property, plant and equipment at Tasiast ($161.1 million) and Paracatu ($132.5 million), and were mainly due to an increase in the Company’s long‐term gold price estimate. The impairment reversal at Paracatu was net of a tax expense of $68.2 million. There was no tax impact on the impairment reversal at Tasiast. Operating earnings were $1,899.4 million in 2020 compared to $991.1 million in 2019. The increase was primarily due to the increase in margins (metal sales less production cost of sales) and higher impairment reversals, partially offset by the increase in depreciation, depletion and amortization as described above. In 2020, the Company recorded income tax expense of $439.8 million, compared to income tax expense of $246.7 million in 2019. The $439.8 million of income tax expense in 2020 was the result of higher operating mine profitability compared to 2019, an additional deferred tax expense of $76.2 million related to the reversal of impairment charges at Chirano and Lobo-Marte, as well as $101.2 million of deferred tax expense resulting from the net foreign currency translation of the tax deductions related to the Company’s operations in Brazil and the Russian Federation. In 2020, the Company also recorded a $25.4 million net tax benefit from U.S. tax law changes legislated through the U.S. Cares Act, partially offsetting these increases. The $246.7 million income tax expense recognized in 2019 included an additional deferred tax expense of $68.2 million related to the reversal of impairment charges at Paracatu, as well as $1.6 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and the Russian Federation. Kinross' combined federal and provincial statutory tax rate for both 2020 and 2019 was 26.5%. Net earnings attributable to common shareholders in 2020 were $1,342.4 million, or $1.07 per share, compared to $718.6 million, or $0.57 per share, in 2019. The increase is primarily as a result of the increase in operating earnings, including the increase in net impairment reversals, partially offset by the increase in income tax expense, as described above. Adjusted net earnings attributable to common shareholders in 2020 were $966.8 million, or $0.77 per share, compared to $422.9 million, or $0.34 per share, in 2019. The increase is primarily as a result of the increase in margins, partially offset by the increase in depreciation, depletion and amortization and income tax expense, as described above. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 2 Consolidated Financial and Operating Highlights 2020 2019 2018 Change % Change(e) Change % Change(e) Operating Highlights Total gold equivalent ounces(a) Produced(c) 2,383,307 2,527,788 2,475,068 (144,481) (6%) 52,720 2% Sold(c) 2,375,548 2,512,758 2,532,912 (137,210) (5%) (20,154) (1%) Attributable gold equivalent ounces(a) Produced(c) 2,366,648 2,507,659 2,452,398 (141,011) (6%) 55,261 2% Sold(c) 2,358,927 2,492,572 2,510,419 (133,645) (5%) (17,847) (1%) Financial Highlights Metal sales 4,213.4 $ 3,497.3 $ 3,212.6 $ 716.1 $ 20% 284.7 $ 9% Production cost of sales 1,725.7 $ 1,778.9 $ 1,860.5 $ (53.2) $ (3%) (81.6) $ (4%) Depreciation, depletion and amortization 842.3 $ 731.3 $ 772.4 $ 111.0 $ 15% (41.1) $ (5%) Reversals of impairment charges - net (650.9) $ (361.8) $ - $ (289.1) $ nm (361.8) $ nm Operating earnings 1,899.4 $ 991.1 $ 200.5 $ 908.3 $ 92% 790.6 $ nm 1,342.4 $ 718.6 $ (23.6) $ 623.8 $ 87% 742.2 $ nm 1.07 $ 0.57 $ (0.02) $ 0.50 $ 88% 0.59 $ nm 1.06 $ 0.57 $ (0.02) $ 0.49 $ 86% 0.59 $ nm 966.8 $ 422.9 $ 128.1 $ 543.9 $ 129% 294.8 $ nm 0.77 $ 0.34 $ 0.10 $ 0.43 $ 126% 0.24 $ nm 1,957.6 $ 1,224.9 $ 788.7 $ 732.7 $ 60% 436.2 $ 55% 1,912.7 $ 1,201.5 $ 874.2 $ 711.2 $ 59% 327.3 $ 37% 916.1 $ 1,060.2 $ 1,005.2 $ (144.1) $ (14%) 55.0 $ 5% 1,041.5 $ 164.7 $ (216.5) $ 876.8 $ nm 381.2 $ (176%) 1,774 $ 1,392 $ 1,268 $ 382 $ 27% 124 $ 10% 726 $ 708 $ 735 $ 18 $ 3% (27) $ (4%) 723 $ 706 $ 734 $ 17 $ 2% (28) $ (4%) 700 $ 691 $ 723 $ 9 $ 1% (32) $ (4%) 970 $ 974 $ 959 $ (4) $ (0%) 15 $ 2% 987 $ 983 $ 965 $ 4 $ 0% 18 $ 2% 1,248 $ 1,282 $ 1,275 $ (34) $ (3%) 7 $ 1% 1,260 $ 1,284 $ 1,274 $ (24) $ (2%) 10 $ 1% (in millions, except ounces, per share amounts and per ounce amounts) Consolidated production cost of sales per equivalent ounce (c) sold(b) Attributable(a) all-in cost per equivalent ounce(c) sold(b) Attributable(a) production cost of sales per ounce sold on a by-product basis (b) Adjusted net earnings attributable to common shareholders (b) Adjusted net earnings per share(b) 2019 vs. 2018 Years ended December 31, 2020 vs. 2019 Net cash flow provided from operating activities Adjusted operating cash flow(b) Average realized gold price per ounce(b) Net earnings (loss) attributable to common shareholders Basic earnings (loss) per share attributable to common shareholders Diluted earnings (loss) per share attributable to common shareholders Free cash flow(b) Attributable(a) all-in sustaining cost per ounce sold on a by-product basis (b) Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b) Capital expenditures(d) Attributable(a) production cost of sales per equivalent ounce(c) sold(b) Attributable(a) all-in cost per ounce sold on a by-product basis (b) (a) "Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and costs, and Peak (70%) costs. (b) The definition and reconciliation of these non-GAAP financial measures is included in Section 11. (c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2020 was 86.32:1 (2019 - 85.99:1 and 2018 - 80.74:1). (d) “Capital expenditures” for the years ended December 31, 2020 and 2019 are as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows and exclude “Interest paid capitalized to property, plant and equipment”. “Capital expenditures” for the year ended December 31, 2018 is calculated as $1,043.4 million of “Additions to property, plant and equipment”, as reported on the consolidated statement of cash flows for the year ended December 31, 2018, less $38.2 million of capitalized interest paid, as reported. (e) "nm" means not meaningful.

2020 ANNUAL REPORT KINROSS GOLD MDA 4 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 5 deferred tax expense resulting from the devaluation in U.S. dollar terms of the tax deductions of the Company’s operations in Brazil and Russia. Kinross' combined federal and provincial statutory tax rate for both 2019 and 2018 was 26.5%. Net earnings attributable to common shareholders in 2019 were $718.6 million, or $0.57 per share, compared to net loss attributable to common shareholders of $23.6 million, or $0.02 per share, in 2018. The increase was primarily as a result of the increase in operating earnings as described above. Adjusted net earnings attributable to common shareholders in 2019 were $422.9 million, or $0.34 per share, compared to $128.1 million, or $0.10 per share, in 2018. The increase was primarily as a result of the increase in margins and the decrease in depreciation, depletion and amortization, as described above. In 2019, net cash flow provided from operating activities increased to $1,224.9 million, from $788.7 million in 2018, mainly due to the increase in margins as described above and favourable working capital changes. Adjusted operating cash flow in 2019 increased to $1,201.5 million, from $874.2 million in 2018, primarily due to the increase in margins as described above. Capital expenditures increased to $1,060.2 million in 2019, compared with $1,005.2 million in 2018, primarily due to increased spending on projects at Bald Mountain, Fort Knox and Round Mountain, partially offset by lower spending at Tasiast. Free cash flow increased to $164.7 million in 2019, compared with an outflow of $216.5 million in 2018, due to an increase in net cash flow provided from operating activities as a result of increased margins, partially offset by the increase in capital expenditures. Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in 2019 both increased by 2%, respectively, compared to 2018. The slight increases were primarily due to the decrease in production cost of sales, partially offset by the decrease in gold equivalent ounces sold. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in 2019 were comparable to 2018. Mineral Reserves1 Kinross’ total estimated proven and probable gold reserves at December 31, 2020 were approximately 30.0 million ounces. The increase of 5.7 million ounces in estimated gold reserves compared to December 31, 2019 was mainly a result of the conversion of 6.4 million ounces of resources to probable reserves at Lobo-Marte. Amongst the operating sites, 2.2 million ounces were also added to proven and probable reserves to partially offset production depletion. Proven and probable silver reserves at year-end 2020 were estimated at approximately 59.2 million ounces, an increase of 3.5 million ounces compared with year-end 2019, primarily due to reserve additions at Kupol and La Coipa. 1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 10, 2021. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 4 In 2020, net cash flow provided from operating activities increased to $1,957.6 million, from $1,224.9 million in 2019, mainly due to the increase in margins as described above and favourable working capital changes. Adjusted operating cash flow in 2020 increased to $1,912.7 million, from $1,201.5 million in 2019, primarily due to the increase in margins as described above. Capital expenditures decreased to $916.1 million in 2020, compared with $1,060.2 million in 2019, primarily due to the completion of projects at Bald Mountain and Round Mountain and less capital stripping at Tasiast in 2020, which was lower than planned as a result of the impacts of COVID-19 and the strike in the second quarter of 2020. Free cash flow increased to $1,041.5 million in 2020, compared with $164.7 million in 2019, due to the increase in net cash flow provided from operating activities and the decrease in capital expenditures, as described above. Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in 2020 were both comparable to 2019. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in 2020 decreased by 2% and 3%, respectively, compared to 2019, primarily due to decreases in non-sustaining capital expenditures. 2019 vs. 2018 Kinross’ attributable production in 2019 increased by 2%, compared to 2018. Higher production at Tasiast and Paracatu due to increases in mill throughput, grade and recoveries was partially offset by lower production at Bald Mountain due to the timing of ounces recovered from the heap leach pads, at Fort Knox due to a decrease in mill throughput, at Round Mountain due to a decrease in mill grade, and at Maricunga as activities continued to ramp down. Metal sales increased by 9% in 2019 compared to 2018, due to an increase in average realized gold price. The average realized gold price increased to $1,392 per ounce in 2019 from $1,268 per ounce in 2018. Total gold equivalent ounces sold in 2019 decreased to 2,512,758 ounces from 2,532,912 ounces in 2018, primarily due to the timing of sales. Production cost of sales decreased by 4% in 2019 compared to 2018, primarily due to decreases at Bald Mountain, Maricunga and Round Mountain due to lower gold equivalent ounces sold. These decreases were partially offset by an increase in production cost of sales at Kupol, as a result of increased gold equivalent ounces sold, and at Chirano, related to the restart of open pit mining during 2019. In 2019, both attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis decreased by 4%, compared to 2018, mainly due to decreases in costs per ounce at Tasiast, due to higher mill throughput, and a decrease in operating waste mined, and at Paracatu, primarily due to higher mill throughput and grade, as well as favourable foreign exchange movements and a decrease in power costs. Depreciation, depletion and amortization decreased by 5% in 2019 compared to 2018, primarily due to decreases at Chirano, Bald Mountain and Fort Knox due to lower gold equivalent ounces sold. These decreases were partially offset by an increase at Tasiast as a result of an increase in depreciable asset base, mainly related to the completion of the Phase One project in the third quarter of 2018, and the increase in gold equivalent ounces sold, and at Paracatu, mainly due to the increase in gold equivalent ounces sold and an increase in depreciable asset base. At December 31, 2019, upon completion of the Company’s assessment of the carrying values of its Cash Generating Units (“CGUs”), the Company recorded after‐tax impairment reversals of $293.6 million. The impairment reversals were entirely related to property, plant and equipment and included after‐tax impairment reversals at Tasiast and Paracatu of $161.1 million and $132.5 million, respectively, and were mainly due to an increase in the Company’s long‐term gold price estimates. The impairment reversal at Paracatu was net of a tax expense of $68.2 million. There was no tax impact on the impairment reversal at Tasiast. No impairment charges or reversals were recorded as a result of the assessment of the carrying value of the Company’s CGUs at December 31, 2018. Operating earnings were $991.1 million in 2019 compared to $200.5 million in 2018. The increase was primarily due to the increase in margins, the reversals of impairment charges, and the decrease in depreciation, depletion and amortization. In 2019, the Company recorded income tax expense of $246.7 million, compared to income tax expense of $138.8 million in 2018. The $246.7 million income tax expense recognized in 2019 was largely as a result of higher operating mine profitability, compared to the same period in 2018, and included an additional deferred tax expense of $68.2 million related to the reversal of impairment charges at Paracatu, as well as $1.6 million of deferred tax expense resulting from the net foreign currency translation of the tax deductions of the Company’s operations in Brazil and Russia. The $138.8 million income tax expense recorded in 2018 included $62.0 million of

5 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 5 deferred tax expense resulting from the devaluation in U.S. dollar terms of the tax deductions of the Company’s operations in Brazil and Russia. Kinross' combined federal and provincial statutory tax rate for both 2019 and 2018 was 26.5%. Net earnings attributable to common shareholders in 2019 were $718.6 million, or $0.57 per share, compared to net loss attributable to common shareholders of $23.6 million, or $0.02 per share, in 2018. The increase was primarily as a result of the increase in operating earnings as described above. Adjusted net earnings attributable to common shareholders in 2019 were $422.9 million, or $0.34 per share, compared to $128.1 million, or $0.10 per share, in 2018. The increase was primarily as a result of the increase in margins and the decrease in depreciation, depletion and amortization, as described above. In 2019, net cash flow provided from operating activities increased to $1,224.9 million, from $788.7 million in 2018, mainly due to the increase in margins as described above and favourable working capital changes. Adjusted operating cash flow in 2019 increased to $1,201.5 million, from $874.2 million in 2018, primarily due to the increase in margins as described above. Capital expenditures increased to $1,060.2 million in 2019, compared with $1,005.2 million in 2018, primarily due to increased spending on projects at Bald Mountain, Fort Knox and Round Mountain, partially offset by lower spending at Tasiast. Free cash flow increased to $164.7 million in 2019, compared with an outflow of $216.5 million in 2018, due to an increase in net cash flow provided from operating activities as a result of increased margins, partially offset by the increase in capital expenditures. Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in 2019 both increased by 2%, respectively, compared to 2018. The slight increases were primarily due to the decrease in production cost of sales, partially offset by the decrease in gold equivalent ounces sold. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in 2019 were comparable to 2018. Mineral Reserves1 Kinross’ total estimated proven and probable gold reserves at December 31, 2020 were approximately 30.0 million ounces. The increase of 5.7 million ounces in estimated gold reserves compared to December 31, 2019 was mainly a result of the conversion of 6.4 million ounces of resources to probable reserves at Lobo-Marte. Amongst the operating sites, 2.2 million ounces were also added to proven and probable reserves to partially offset production depletion. Proven and probable silver reserves at year-end 2020 were estimated at approximately 59.2 million ounces, an increase of 3.5 million ounces compared with year-end 2019, primarily due to reserve additions at Kupol and La Coipa. 1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 10, 2021. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 4 In 2020, net cash flow provided from operating activities increased to $1,957.6 million, from $1,224.9 million in 2019, mainly due to the increase in margins as described above and favourable working capital changes. Adjusted operating cash flow in 2020 increased to $1,912.7 million, from $1,201.5 million in 2019, primarily due to the increase in margins as described above. Capital expenditures decreased to $916.1 million in 2020, compared with $1,060.2 million in 2019, primarily due to the completion of projects at Bald Mountain and Round Mountain and less capital stripping at Tasiast in 2020, which was lower than planned as a result of the impacts of COVID-19 and the strike in the second quarter of 2020. Free cash flow increased to $1,041.5 million in 2020, compared with $164.7 million in 2019, due to the increase in net cash flow provided from operating activities and the decrease in capital expenditures, as described above. Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in 2020 were both comparable to 2019. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in 2020 decreased by 2% and 3%, respectively, compared to 2019, primarily due to decreases in non-sustaining capital expenditures. 2019 vs. 2018 Kinross’ attributable production in 2019 increased by 2%, compared to 2018. Higher production at Tasiast and Paracatu due to increases in mill throughput, grade and recoveries was partially offset by lower production at Bald Mountain due to the timing of ounces recovered from the heap leach pads, at Fort Knox due to a decrease in mill throughput, at Round Mountain due to a decrease in mill grade, and at Maricunga as activities continued to ramp down. Metal sales increased by 9% in 2019 compared to 2018, due to an increase in average realized gold price. The average realized gold price increased to $1,392 per ounce in 2019 from $1,268 per ounce in 2018. Total gold equivalent ounces sold in 2019 decreased to 2,512,758 ounces from 2,532,912 ounces in 2018, primarily due to the timing of sales. Production cost of sales decreased by 4% in 2019 compared to 2018, primarily due to decreases at Bald Mountain, Maricunga and Round Mountain due to lower gold equivalent ounces sold. These decreases were partially offset by an increase in production cost of sales at Kupol, as a result of increased gold equivalent ounces sold, and at Chirano, related to the restart of open pit mining during 2019. In 2019, both attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis decreased by 4%, compared to 2018, mainly due to decreases in costs per ounce at Tasiast, due to higher mill throughput, and a decrease in operating waste mined, and at Paracatu, primarily due to higher mill throughput and grade, as well as favourable foreign exchange movements and a decrease in power costs. Depreciation, depletion and amortization decreased by 5% in 2019 compared to 2018, primarily due to decreases at Chirano, Bald Mountain and Fort Knox due to lower gold equivalent ounces sold. These decreases were partially offset by an increase at Tasiast as a result of an increase in depreciable asset base, mainly related to the completion of the Phase One project in the third quarter of 2018, and the increase in gold equivalent ounces sold, and at Paracatu, mainly due to the increase in gold equivalent ounces sold and an increase in depreciable asset base. At December 31, 2019, upon completion of the Company’s assessment of the carrying values of its Cash Generating Units (“CGUs”), the Company recorded after‐tax impairment reversals of $293.6 million. The impairment reversals were entirely related to property, plant and equipment and included after‐tax impairment reversals at Tasiast and Paracatu of $161.1 million and $132.5 million, respectively, and were mainly due to an increase in the Company’s long‐term gold price estimates. The impairment reversal at Paracatu was net of a tax expense of $68.2 million. There was no tax impact on the impairment reversal at Tasiast. No impairment charges or reversals were recorded as a result of the assessment of the carrying value of the Company’s CGUs at December 31, 2018. Operating earnings were $991.1 million in 2019 compared to $200.5 million in 2018. The increase was primarily due to the increase in margins, the reversals of impairment charges, and the decrease in depreciation, depletion and amortization. In 2019, the Company recorded income tax expense of $246.7 million, compared to income tax expense of $138.8 million in 2018. The $246.7 million income tax expense recognized in 2019 was largely as a result of higher operating mine profitability, compared to the same period in 2018, and included an additional deferred tax expense of $68.2 million related to the reversal of impairment charges at Paracatu, as well as $1.6 million of deferred tax expense resulting from the net foreign currency translation of the tax deductions of the Company’s operations in Brazil and Russia. The $138.8 million income tax expense recorded in 2018 included $62.0 million of

2020 ANNUAL REPORT KINROSS GOLD MDA 6 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 7 Source: London Bullion Marketing Association London PM Fix 1 Average realized gold price per ounce is a non-GAAP financial measure and is defined in Section 11. In 2020, the Company realized an average gold price of $1,774 per ounce compared to the average PM Fix of $1,770 per ounce. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 6 2. IMPACT OF KEY ECONOMIC TRENDS AND THE COVID-19 PANDEMIC COVID-19 Pandemic In anticipation of and response to the global COVID-19 pandemic, Kinross’ protocols and contingency plans, which the Company began implementing in late January 2020, have mitigated impacts of the pandemic to its global portfolio. All of Kinross’ mines continued production during the year, as the Company’s ongoing response to the COVID-19 pandemic continued to maintain the safety of its global workforce and host communities while mitigating operational impacts. However, COVID-19 did partially affect overall performance, productivity rates and costs, mainly as a result of global travel constraints and the implementation of rigorous safety protocols and measures at all mines and projects. Price of Gold Source: Bloomberg – based on daily closing prices The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2020, the price of gold fluctuated between a low of $1,471 per ounce in March to a high of $2,064 per ounce in August, based on daily closing prices. The average price for the year based on the London Bullion Market Association PM Fix was $1,770 per ounce, a $377 per ounce increase over the 2019 average price of $1,393 per ounce. In 2020, gold prices benefited from the financial and economic uncertainties generated by the COVID‐19 pandemic together with the trend of lower real interest rates.

7 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 7 Source: London Bullion Marketing Association London PM Fix 1 Average realized gold price per ounce is a non-GAAP financial measure and is defined in Section 11. In 2020, the Company realized an average gold price of $1,774 per ounce compared to the average PM Fix of $1,770 per ounce. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 6 2. IMPACT OF KEY ECONOMIC TRENDS AND THE COVID-19 PANDEMIC COVID-19 Pandemic In anticipation of and response to the global COVID-19 pandemic, Kinross’ protocols and contingency plans, which the Company began implementing in late January 2020, have mitigated impacts of the pandemic to its global portfolio. All of Kinross’ mines continued production during the year, as the Company’s ongoing response to the COVID-19 pandemic continued to maintain the safety of its global workforce and host communities while mitigating operational impacts. However, COVID-19 did partially affect overall performance, productivity rates and costs, mainly as a result of global travel constraints and the implementation of rigorous safety protocols and measures at all mines and projects. Price of Gold Source: Bloomberg – based on daily closing prices The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2020, the price of gold fluctuated between a low of $1,471 per ounce in March to a high of $2,064 per ounce in August, based on daily closing prices. The average price for the year based on the London Bullion Market Association PM Fix was $1,770 per ounce, a $377 per ounce increase over the 2019 average price of $1,393 per ounce. In 2020, gold prices benefited from the financial and economic uncertainties generated by the COVID‐19 pandemic together with the trend of lower real interest rates.

2020 ANNUAL REPORT KINROSS GOLD MDA 8 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 9 Source: World Gold Council 2020 Gold Demand Trends report According to the World Gold Council, total demand for gold in 2020 decreased by 14%, compared to 2019. Jewelry demand decreased by approximately 33%, largely due to economic weakness caused by the COVD-19 pandemic and high gold prices. Central bank net buying continued in 2020, but buying slowed during the year and decreased by approximately 59%. The decrease in demand was partially offset by an increase in gold exchange traded funds by approximately 120%. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 8 Gold Supply and Demand Fundamentals Source: World Gold Council 2020 Gold Demand Trends report According to the World Gold Council, total gold supply in 2020 decreased by approximately 4% compared to 2019, largely due to a decrease in global mine production, slightly offset by higher recycling. Mine production and recycled gold remain the dominant sources of gold supply, and in 2020 they represented approximately 73% and 27% of total supply, respectively.

9 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 9 Source: World Gold Council 2020 Gold Demand Trends report According to the World Gold Council, total demand for gold in 2020 decreased by 14%, compared to 2019. Jewelry demand decreased by approximately 33%, largely due to economic weakness caused by the COVD-19 pandemic and high gold prices. Central bank net buying continued in 2020, but buying slowed during the year and decreased by approximately 59%. The decrease in demand was partially offset by an increase in gold exchange traded funds by approximately 120%. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 8 Gold Supply and Demand Fundamentals Source: World Gold Council 2020 Gold Demand Trends report According to the World Gold Council, total gold supply in 2020 decreased by approximately 4% compared to 2019, largely due to a decrease in global mine production, slightly offset by higher recycling. Mine production and recycled gold remain the dominant sources of gold supply, and in 2020 they represented approximately 73% and 27% of total supply, respectively.

2020 ANNUAL REPORT KINROSS GOLD MDA 10 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 11 Currency Fluctuations Source: Bloomberg At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 65% of the Company’s expected attributable production in 2021 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 10 Cost Sensitivity The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations experienced fuel price decreases in 2020, compared to 2019, as global fuel demand weakened due to the ongoing effects of the COVID-19 pandemic. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details. Source: Bloomberg In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

11 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 11 Currency Fluctuations Source: Bloomberg At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 65% of the Company’s expected attributable production in 2021 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 10 Cost Sensitivity The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations experienced fuel price decreases in 2020, compared to 2019, as global fuel demand weakened due to the ongoing effects of the COVID-19 pandemic. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details. Source: Bloomberg In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

2020 ANNUAL REPORT KINROSS GOLD MDA 12 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 13 Capital Expenditures Guidance Total capital expenditures for 2021 are forecast to be approximately $900 million (+/- 5%). Of this amount, sustaining capital expenditures are expected to be approximately $340 million, with non-sustaining capital expenditures of approximately $560 million for the La Coipa Restart project, Tasiast’s West Branch stripping and 24k expansion project, the Round Mountain Phase W project, Fort Knox Gilmore stripping, and other development and growth projects and studies. Kinross’ capital expenditures outlook for 2022 and 2023 are $800 million and $700 million, respectively, and is based on Kinross’ current baseline production guidance. However, as previously indicated, capital expenditures for 2022 and 2023 exclude additional opportunities in the Company’s pipeline and is therefore expected to increase to approximate 2021 levels if additional projects are approved, including Round Mountain Phase S, Peak, Lobo-Marte and other projects. Other Guidance The 2021 forecast for exploration is approximately $120 million, all of which is expected to be expensed. The increase compared to 2020 will facilitate an enhanced program to follow-up on 2020’s exploration success and exploration projects acquired in 2020, such as the Kayenmyvaam and Kavralyanskaya projects near Kupol, Chulbatkan, and the Peak development project in Alaska. The 2021 forecast for overhead (general and administrative and business development expenses) is approximately $155 million, in line with 2020, primarily as a result of Kinross’ cost improvements over recent years, with 2021 annual overhead guidance down $50 million over the past five years. Other operating costs expected to be incurred in 2021 are approximately $150 million, which are principally due to $70 million in pandemic-related mitigation measures. Based on an assumed gold price of $1,500 per ounce and other budget assumptions, tax expense is expected to be $140 million and taxes paid is expected to be $200 million. Adjusting the Brazilian real and Russian rouble to the respective exchange rates of 5.20 and 74 to the U.S. dollar in effect at December 31, 2020, tax expense would be expected to be $160 million. Tax expense is expected to increase by 26% of any profit resulting from higher gold prices. Taxes paid is expected to increase by a range of $20 million to $26 million for every $100 increase in the realized gold price. Depreciation, depletion and amortization is forecast to be approximately $390 (+/- 5%) per gold equivalent ounce sold. Interest paid is forecast to be approximately $110 million, which includes $55 million of capitalized interest. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 12 3. OUTLOOK The forward‐looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward‐Looking Information included with this MD&A and the risk factors set out in Section 10 ‐ Risk Analysis. Unless otherwise stated, production, production cost of sales per equivalent ounce sold, and all-in sustaining costs in this Outlook section include only Kinross' share of Chirano (90%) production and costs, and Peak (70%) costs. The definitions of these non-GAAP measures are included in Section 11 of this MD&A. Production Guidance In 2021, the Company expects to produce 2.4 million gold equivalent ounces (+/- 5%) from its operations, which is consistent with 2020 production. In 2022 and 2023, annual production is expected to increase to approximately 2.7 million gold equivalent ounces and 2.9 million gold equivalent ounces, respectively. In 2021, production is expected to progressively increase quarter-over-quarter, largely driven by higher expected production in the second half of the year at Tasiast. The Company’s three largest mines – Paracatu, Kupol and Tasiast – are expected to account for approximately 60% of the total production in 2021 and are expected to be the lowest cost mines in the portfolio. The expected production growth in 2022 and 2023 represents additional ounces enabled by planned life of mine extensions and projects resulting from the Company’s previous three-year major capital reinvestment phase, which established a low-risk and timely platform for growth in the current gold price environment. Kinross’ comprehensive continuous improvement programs, which have enhanced productivity and operational efficiencies, and its exploration strategy focused on promising prospects around existing operations, also contributed to the anticipated production increase. Cost of Sales Guidance Production cost of sales per gold equivalent ounce sold is expected to be $790 (+/- 5%) for 2021. The increase from 2020 is mainly due to higher operating waste mined as a result of planned mine sequencing, particularly at the U.S. mines and at Tasiast in the second half of the year. The delayed access to higher grade ore at Tasiast as a result of COVID-19 impacts and a decrease in low-cost ounces from Dvoinoye, which completed mining in November 2020 as planned, also affected 2021 production cost of sales per equivalent ounce sold guidance. Production cost of sales per equivalent ounce sold is expected to increase quarter-over-quarter during the year, largely driven by anticipated increases in operating waste mined. Production cost of sales per equivalent ounce sold is expected to decrease in 2022 and return to levels that are largely in line with 2020. The decrease is expected to be driven by lower-cost ounces from Tasiast and La Coipa in 2022 and higher total production. The Company expects all-in sustaining cost to be $1,025 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2021, which is higher than 2020, mainly due to the expected higher production cost of sales per equivalent ounce sold. Material assumptions used to forecast 2021 production costs are: a gold price of $1,500 per ounce, a silver price of $20 per ounce, an oil price of $55 per barrel, and foreign exchange rates of 5.0 Brazilian reais to the U.S. dollar, 1.30 Canadian dollars to the U.S. dollar, 70 Russian roubles to the U.S. dollar, 725 Chilean pesos to the U.S. dollar, 5.50 Ghanaian cedis to the U.S. dollar, 35 Mauritanian ouguiyas to the U.S. dollar, and 0.90 U.S. dollars to the Euro. Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on our production cost of sales per equivalent ounce sold, and specific to the Russian rouble and Brazilian real, a 10% change in these exchange rates would be expected to result in impacts of approximately $15 and $25 on Russian and Brazilian production cost of sales per equivalent ounce sold, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our production cost of sales per equivalent ounce sold, and a $100 change in the price of gold would be expected to result in an approximate $5 impact on our production cost of sales per equivalent ounce sold as a result of a change in royalties owing.

13 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 13 Capital Expenditures Guidance Total capital expenditures for 2021 are forecast to be approximately $900 million (+/- 5%). Of this amount, sustaining capital expenditures are expected to be approximately $340 million, with non-sustaining capital expenditures of approximately $560 million for the La Coipa Restart project, Tasiast’s West Branch stripping and 24k expansion project, the Round Mountain Phase W project, Fort Knox Gilmore stripping, and other development and growth projects and studies. Kinross’ capital expenditures outlook for 2022 and 2023 are $800 million and $700 million, respectively, and is based on Kinross’ current baseline production guidance. However, as previously indicated, capital expenditures for 2022 and 2023 exclude additional opportunities in the Company’s pipeline and is therefore expected to increase to approximate 2021 levels if additional projects are approved, including Round Mountain Phase S, Peak, Lobo-Marte and other projects. Other Guidance The 2021 forecast for exploration is approximately $120 million, all of which is expected to be expensed. The increase compared to 2020 will facilitate an enhanced program to follow-up on 2020’s exploration success and exploration projects acquired in 2020, such as the Kayenmyvaam and Kavralyanskaya projects near Kupol, Chulbatkan, and the Peak development project in Alaska. The 2021 forecast for overhead (general and administrative and business development expenses) is approximately $155 million, in line with 2020, primarily as a result of Kinross’ cost improvements over recent years, with 2021 annual overhead guidance down $50 million over the past five years. Other operating costs expected to be incurred in 2021 are approximately $150 million, which are principally due to $70 million in pandemic-related mitigation measures. Based on an assumed gold price of $1,500 per ounce and other budget assumptions, tax expense is expected to be $140 million and taxes paid is expected to be $200 million. Adjusting the Brazilian real and Russian rouble to the respective exchange rates of 5.20 and 74 to the U.S. dollar in effect at December 31, 2020, tax expense would be expected to be $160 million. Tax expense is expected to increase by 26% of any profit resulting from higher gold prices. Taxes paid is expected to increase by a range of $20 million to $26 million for every $100 increase in the realized gold price. Depreciation, depletion and amortization is forecast to be approximately $390 (+/- 5%) per gold equivalent ounce sold. Interest paid is forecast to be approximately $110 million, which includes $55 million of capitalized interest. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 12 3. OUTLOOK The forward‐looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward‐Looking Information included with this MD&A and the risk factors set out in Section 10 ‐ Risk Analysis. Unless otherwise stated, production, production cost of sales per equivalent ounce sold, and all-in sustaining costs in this Outlook section include only Kinross' share of Chirano (90%) production and costs, and Peak (70%) costs. The definitions of these non-GAAP measures are included in Section 11 of this MD&A. Production Guidance In 2021, the Company expects to produce 2.4 million gold equivalent ounces (+/- 5%) from its operations, which is consistent with 2020 production. In 2022 and 2023, annual production is expected to increase to approximately 2.7 million gold equivalent ounces and 2.9 million gold equivalent ounces, respectively. In 2021, production is expected to progressively increase quarter-over-quarter, largely driven by higher expected production in the second half of the year at Tasiast. The Company’s three largest mines – Paracatu, Kupol and Tasiast – are expected to account for approximately 60% of the total production in 2021 and are expected to be the lowest cost mines in the portfolio. The expected production growth in 2022 and 2023 represents additional ounces enabled by planned life of mine extensions and projects resulting from the Company’s previous three-year major capital reinvestment phase, which established a low-risk and timely platform for growth in the current gold price environment. Kinross’ comprehensive continuous improvement programs, which have enhanced productivity and operational efficiencies, and its exploration strategy focused on promising prospects around existing operations, also contributed to the anticipated production increase. Cost of Sales Guidance Production cost of sales per gold equivalent ounce sold is expected to be $790 (+/- 5%) for 2021. The increase from 2020 is mainly due to higher operating waste mined as a result of planned mine sequencing, particularly at the U.S. mines and at Tasiast in the second half of the year. The delayed access to higher grade ore at Tasiast as a result of COVID-19 impacts and a decrease in low-cost ounces from Dvoinoye, which completed mining in November 2020 as planned, also affected 2021 production cost of sales per equivalent ounce sold guidance. Production cost of sales per equivalent ounce sold is expected to increase quarter-over-quarter during the year, largely driven by anticipated increases in operating waste mined. Production cost of sales per equivalent ounce sold is expected to decrease in 2022 and return to levels that are largely in line with 2020. The decrease is expected to be driven by lower-cost ounces from Tasiast and La Coipa in 2022 and higher total production. The Company expects all-in sustaining cost to be $1,025 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2021, which is higher than 2020, mainly due to the expected higher production cost of sales per equivalent ounce sold. Material assumptions used to forecast 2021 production costs are: a gold price of $1,500 per ounce, a silver price of $20 per ounce, an oil price of $55 per barrel, and foreign exchange rates of 5.0 Brazilian reais to the U.S. dollar, 1.30 Canadian dollars to the U.S. dollar, 70 Russian roubles to the U.S. dollar, 725 Chilean pesos to the U.S. dollar, 5.50 Ghanaian cedis to the U.S. dollar, 35 Mauritanian ouguiyas to the U.S. dollar, and 0.90 U.S. dollars to the Euro. Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on our production cost of sales per equivalent ounce sold, and specific to the Russian rouble and Brazilian real, a 10% change in these exchange rates would be expected to result in impacts of approximately $15 and $25 on Russian and Brazilian production cost of sales per equivalent ounce sold, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our production cost of sales per equivalent ounce sold, and a $100 change in the price of gold would be expected to result in an approximate $5 impact on our production cost of sales per equivalent ounce sold as a result of a change in royalties owing.

2020 ANNUAL REPORT KINROSS GOLD MDA 14 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 15 Kinross continues to study opportunities to incorporate adjacent deposits with existing mineral reserves and resources into the La Coipa mine plan and potentially extend mine life. At the Lobo-Marte project, the feasibility study continues to advance on schedule and is expected to be completed in the fourth quarter of 2021. The Company is targeting production at Lobo-Marte to commence in 2027 following permitting and after the completion of mining at La Coipa, with construction potentially starting in 2025. Kinross continues to believe that Lobo-Marte has the potential to be a long-life, cornerstone asset with attractive costs. Alaska projects At the Fort Knox Gilmore project, the first gold ounces from the new Barnes Creek heap leach pad were poured in January 2021. Infrastructure and processing facilities for the project were completed on schedule and under budget, and the project was fully transferred to the Operations team. On September 30, 2020, the Company acquired a 70% interest in the open pit Peak project in Alaska, which was 40% owned by Royal Alaska, LLC (“Royal Alaska”), a subsidiary of Royal Gold, Inc. (“Royal Gold”) and 60% owned by CORE Alaska, LLC (“CORE Alaska”), a subsidiary of Contango ORE, Inc. (“Contango”), for total cash consideration of $93.7 million. Kinross purchased 40% of Peak by acquiring Royal Alaska from Royal Gold for total cash consideration of $49.2 million, and purchased an additional 30% of Peak from CORE Alaska for total consideration of $44.5 million. The cash consideration paid to Contango includes a $1.2 million reimbursement prepayment for a new royalty on Peak’s silver revenues. As the project operator, Kinross expects to process Peak ore at its Fort Knox mill. Processing ore at Fort Knox avoids mill construction at Peak and is expected to decrease execution risk, lower capital expenditures, drive attractive returns, and reduce the project’s environmental footprint and permitting requirements. Blending the higher grade ore from Peak with Fort Knox ore is expected to extend mill operation at Fort Knox, reduce overall costs and increase cash flow. The project is expected to benefit the state and local communities, in particular, the Upper Tanana Athabascan Village of Tetlin. Kinross has made good progress advancing the Peak project since its acquisition. A metallurgical and geotechnical drilling program has commenced, along with engineering and environmental studies for permitting. A close working relationship has also been established with the local Upper Tanana Athabascan Village of Tetlin. A scoping study is expected to be completed in the second quarter of 2021 and a feasibility study is expected to be completed by the end of 2022, with a target for first production in 2024. Agreement in principle with Government of Mauritania On June 15, 2020, Kinross reached an agreement in principle with the Government of Mauritania to resolve outstanding matters between the parties. The terms are subject to finalizing definitive agreements and provide Kinross with a 30-year exploitation license for Tasiast Sud, with expedited permitting and the possibility of early mining. The terms also provide for the reinstatement of a tax exemption on fuel duties and repayment by the Government of Mauritania to Kinross of outstanding value added tax (“VAT”) refunds. Kinross also volunteered to update the royalty structure for Tasiast so it is tied to the gold price, is in line with Mauritania’s current mining conventions and codes, and further aligns interests by ensuring the country receives an appropriate share of economic benefits from the Tasiast mine. Preparation of the definitive documentation is ongoing. Other Recent Transactions Disposition of royalty portfolio On December 2, 2019, the Company entered into an agreement with Maverix Metals Inc. (“Maverix”) to sell a royalty portfolio of precious metals royalties. On December 19, 2019, the Company completed the sale for total consideration of $73.9 million, including $25.0 million in cash and approximately 11.2 million common shares, representing 9.4% of the issued and outstanding common shares, of Maverix. The Company recognized a gain on disposition of $72.7 million in other income in connection with the sale. Sale of Lundin Gold shares On December 9, 2019, as part of its portfolio management strategy and to further strengthen its liquidity, the Company sold its investment in common shares of Lundin Gold Inc. to a syndicate of buyers for proceeds of $113.2 million. Other Developments Board of Directors update Mr. Glenn Ives was appointed to Kinross’ Board of Directors, and assumed the role of Chair of the Audit and Risk Committee, in May 2020. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 14 4. PROJECT UPDATES AND NEW DEVELOPMENTS Tasiast 24k The Tasiast 24k project remains on budget and on schedule with Tasiast expected to increase throughput capacity to 21,000 tonnes per day (“t/d”) by the end of 2021, and then to 24,000 t/d by mid-2023. The project is now approximately 60% complete, with mechanical work on the processing plant and construction of the power plant both proceeding well. The Company drew down $200 million from the $300 million Tasiast project financing facility on April 9, 2020. The financing, which was signed on December 16, 2019, is an asset recourse loan with the International Finance Corporation (“IFC”) (a member of the World Bank Group), Export Development Canada (“EDC”), ING Bank and Société Générale. Chulbatkan – Udinsk project On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan license, containing the Udinsk development project, located in Khabarovsk Krai, Far East Russia, from N-Mining Limited (“N-Mining”), for total fixed consideration of $283.0 million. In addition, N-Mining will be entitled to receive an economic participation equivalent to a 1.5% Net Smelter Return (“NSR”) royalty on future production from this Chulbatkan license, as well as $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back one third of the 1.5% NSR royalty for $10.0 million, subject to certain gold price related adjustments, at any time within 24 months of closing. On January 16, 2020, the Company closed the acquisition. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash. On January 15, 2021, in accordance with a further amended acquisition agreement to settle 100% of the final installment in cash instead of 60-100% in Kinross shares, the Company paid the remaining $141.5 million in cash. In 2020, drilling at the Chulbatkan license was focused within the Udinsk resource pit – the first project the Company expects to develop on the Chulbatkan license – with a total of more than 60,000 metres of infill drilling completed. The drilling program supported advancement of the Udinsk pre-feasibility study (“PFS”) and confirmed the layout of the Udinsk deposit within the larger Chulbatkan area. As a result of 2020 optimization and engineering work using a $1,600 per ounce gold price, approximately 259,0001 gold ounces were added to measured and indicated resources and 94,0001 gold ounces to inferred resources in 2020. The Udinsk PFS commenced in partnership with a global engineering, procurement and construction management firm with in-country experience and is expected to be completed in the fourth quarter of 2021. The PFS will focus on an initial three-stage crush heap leach process flow and potential early works related to infrastructure, with the goal of fast tracking construction. Kinross is targeting a declaration of mineral reserves at year-end following the expected completion of the PFS. The Company is also studying the viability of a power line connecting the project into the regional grid. First production at Udinsk is anticipated in 2025. On the larger Chulbatkan license, surface exploration activities such as soil geochemical sampling, induced polarization and magnetic and gravity geophysical surveys were carried out during 2020. These programs resulted in encouraging results which confirmed known targets and led to the discovery of new target areas, with new anomalies identified near the Udinsk resource pit to the northeast and southwest. As a result, the 2021 drilling program will prioritize the soil and geophysics anomalies as part of the first phase of the drilling program and is planned to be subsequently drilled for strike and depth extensions. Kinross also acquired the land package surrounding the Chulbatkan license in 2020, which increased the total Chulbatkan license area from 120 km2 to approximately 450 km2. The Company is planning to commence greenfields exploration activities in 2021 in these new areas. La Coipa Restart and Lobo-Marte The La Coipa Restart project is progressing well, with pre-stripping starting in early January 2021 as scheduled, and first production remaining on-track for mid-2022. Camp refurbishments were completed in December 2020 and fleet refurbishments are more than half complete. The mobilization of the project management team and of the first major contractors for plant refurbishments have started on schedule. Kinross added approximately 103,0001 gold ounces and 3,266,0001 silver ounces in estimated mineral reserves at La Coipa primarily as a result of optimization of the Phase 7 mine plan. The Company also added approximately 206,0001 gold ounces and 1,702,0001 silver ounces in estimated measured and indicated resources, mainly as a result of the change in gold price assumption for resources. 1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 10, 2021.

15 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 15 Kinross continues to study opportunities to incorporate adjacent deposits with existing mineral reserves and resources into the La Coipa mine plan and potentially extend mine life. At the Lobo-Marte project, the feasibility study continues to advance on schedule and is expected to be completed in the fourth quarter of 2021. The Company is targeting production at Lobo-Marte to commence in 2027 following permitting and after the completion of mining at La Coipa, with construction potentially starting in 2025. Kinross continues to believe that Lobo-Marte has the potential to be a long-life, cornerstone asset with attractive costs. Alaska projects At the Fort Knox Gilmore project, the first gold ounces from the new Barnes Creek heap leach pad were poured in January 2021. Infrastructure and processing facilities for the project were completed on schedule and under budget, and the project was fully transferred to the Operations team. On September 30, 2020, the Company acquired a 70% interest in the open pit Peak project in Alaska, which was 40% owned by Royal Alaska, LLC (“Royal Alaska”), a subsidiary of Royal Gold, Inc. (“Royal Gold”) and 60% owned by CORE Alaska, LLC (“CORE Alaska”), a subsidiary of Contango ORE, Inc. (“Contango”), for total cash consideration of $93.7 million. Kinross purchased 40% of Peak by acquiring Royal Alaska from Royal Gold for total cash consideration of $49.2 million, and purchased an additional 30% of Peak from CORE Alaska for total consideration of $44.5 million. The cash consideration paid to Contango includes a $1.2 million reimbursement prepayment for a new royalty on Peak’s silver revenues. As the project operator, Kinross expects to process Peak ore at its Fort Knox mill. Processing ore at Fort Knox avoids mill construction at Peak and is expected to decrease execution risk, lower capital expenditures, drive attractive returns, and reduce the project’s environmental footprint and permitting requirements. Blending the higher grade ore from Peak with Fort Knox ore is expected to extend mill operation at Fort Knox, reduce overall costs and increase cash flow. The project is expected to benefit the state and local communities, in particular, the Upper Tanana Athabascan Village of Tetlin. Kinross has made good progress advancing the Peak project since its acquisition. A metallurgical and geotechnical drilling program has commenced, along with engineering and environmental studies for permitting. A close working relationship has also been established with the local Upper Tanana Athabascan Village of Tetlin. A scoping study is expected to be completed in the second quarter of 2021 and a feasibility study is expected to be completed by the end of 2022, with a target for first production in 2024. Agreement in principle with Government of Mauritania On June 15, 2020, Kinross reached an agreement in principle with the Government of Mauritania to resolve outstanding matters between the parties. The terms are subject to finalizing definitive agreements and provide Kinross with a 30-year exploitation license for Tasiast Sud, with expedited permitting and the possibility of early mining. The terms also provide for the reinstatement of a tax exemption on fuel duties and repayment by the Government of Mauritania to Kinross of outstanding value added tax (“VAT”) refunds. Kinross also volunteered to update the royalty structure for Tasiast so it is tied to the gold price, is in line with Mauritania’s current mining conventions and codes, and further aligns interests by ensuring the country receives an appropriate share of economic benefits from the Tasiast mine. Preparation of the definitive documentation is ongoing. Other Recent Transactions Disposition of royalty portfolio On December 2, 2019, the Company entered into an agreement with Maverix Metals Inc. (“Maverix”) to sell a royalty portfolio of precious metals royalties. On December 19, 2019, the Company completed the sale for total consideration of $73.9 million, including $25.0 million in cash and approximately 11.2 million common shares, representing 9.4% of the issued and outstanding common shares, of Maverix. The Company recognized a gain on disposition of $72.7 million in other income in connection with the sale. Sale of Lundin Gold shares On December 9, 2019, as part of its portfolio management strategy and to further strengthen its liquidity, the Company sold its investment in common shares of Lundin Gold Inc. to a syndicate of buyers for proceeds of $113.2 million. Other Developments Board of Directors update Mr. Glenn Ives was appointed to Kinross’ Board of Directors, and assumed the role of Chair of the Audit and Risk Committee, in May 2020. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 14 4. PROJECT UPDATES AND NEW DEVELOPMENTS Tasiast 24k The Tasiast 24k project remains on budget and on schedule with Tasiast expected to increase throughput capacity to 21,000 tonnes per day (“t/d”) by the end of 2021, and then to 24,000 t/d by mid-2023. The project is now approximately 60% complete, with mechanical work on the processing plant and construction of the power plant both proceeding well. The Company drew down $200 million from the $300 million Tasiast project financing facility on April 9, 2020. The financing, which was signed on December 16, 2019, is an asset recourse loan with the International Finance Corporation (“IFC”) (a member of the World Bank Group), Export Development Canada (“EDC”), ING Bank and Société Générale. Chulbatkan – Udinsk project On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan license, containing the Udinsk development project, located in Khabarovsk Krai, Far East Russia, from N-Mining Limited (“N-Mining”), for total fixed consideration of $283.0 million. In addition, N-Mining will be entitled to receive an economic participation equivalent to a 1.5% Net Smelter Return (“NSR”) royalty on future production from this Chulbatkan license, as well as $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back one third of the 1.5% NSR royalty for $10.0 million, subject to certain gold price related adjustments, at any time within 24 months of closing. On January 16, 2020, the Company closed the acquisition. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash. On January 15, 2021, in accordance with a further amended acquisition agreement to settle 100% of the final installment in cash instead of 60-100% in Kinross shares, the Company paid the remaining $141.5 million in cash. In 2020, drilling at the Chulbatkan license was focused within the Udinsk resource pit – the first project the Company expects to develop on the Chulbatkan license – with a total of more than 60,000 metres of infill drilling completed. The drilling program supported advancement of the Udinsk pre-feasibility study (“PFS”) and confirmed the layout of the Udinsk deposit within the larger Chulbatkan area. As a result of 2020 optimization and engineering work using a $1,600 per ounce gold price, approximately 259,0001 gold ounces were added to measured and indicated resources and 94,0001 gold ounces to inferred resources in 2020. The Udinsk PFS commenced in partnership with a global engineering, procurement and construction management firm with in-country experience and is expected to be completed in the fourth quarter of 2021. The PFS will focus on an initial three-stage crush heap leach process flow and potential early works related to infrastructure, with the goal of fast tracking construction. Kinross is targeting a declaration of mineral reserves at year-end following the expected completion of the PFS. The Company is also studying the viability of a power line connecting the project into the regional grid. First production at Udinsk is anticipated in 2025. On the larger Chulbatkan license, surface exploration activities such as soil geochemical sampling, induced polarization and magnetic and gravity geophysical surveys were carried out during 2020. These programs resulted in encouraging results which confirmed known targets and led to the discovery of new target areas, with new anomalies identified near the Udinsk resource pit to the northeast and southwest. As a result, the 2021 drilling program will prioritize the soil and geophysics anomalies as part of the first phase of the drilling program and is planned to be subsequently drilled for strike and depth extensions. Kinross also acquired the land package surrounding the Chulbatkan license in 2020, which increased the total Chulbatkan license area from 120 km2 to approximately 450 km2. The Company is planning to commence greenfields exploration activities in 2021 in these new areas. La Coipa Restart and Lobo-Marte The La Coipa Restart project is progressing well, with pre-stripping starting in early January 2021 as scheduled, and first production remaining on-track for mid-2022. Camp refurbishments were completed in December 2020 and fleet refurbishments are more than half complete. The mobilization of the project management team and of the first major contractors for plant refurbishments have started on schedule. Kinross added approximately 103,0001 gold ounces and 3,266,0001 silver ounces in estimated mineral reserves at La Coipa primarily as a result of optimization of the Phase 7 mine plan. The Company also added approximately 206,0001 gold ounces and 1,702,0001 silver ounces in estimated measured and indicated resources, mainly as a result of the change in gold price assumption for resources. 1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 10, 2021.

2020 ANNUAL REPORT KINROSS GOLD MDA 16 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 17 Mining Operations Fort Knox (100% ownership and operator) – USA 2020 2019 Change % Change(c) Operating Statistics Tonnes ore mined (000's) 28,568 25,367 3,201 13% Tonnes processed (000's)(a) 32,150 26,562 5,588 21% Grade (grams/tonne)(b) 0.65 0.55 0.10 18% Recovery(b) 81.4% 82.2% (0.8%) (1%) Gold equivalent ounces: Produced 237,925 200,263 37,662 19% Sold 238,349 200,323 38,026 19% Financial Data (in millions) Metal sales 422.9 $ 279.6 $ 143.3 $ 51% Production cost of sales 251.3 213.7 37.6 18% Depreciation, depletion and amortization 97.2 90.3 6.9 8% 74.4 (24.4) 98.8 nm Other operating expense 2.6 25.1 (22.5) (90%) Exploration and business development 4.8 3.4 1.4 41% Segment operating earnings (loss) 67.0 $ (52.9) $ 119.9 $ nm Years ended December 31, (a) Includes 22,994,000 tonnes placed on the heap leach pads during 2020 (2019 - 18,482,000 tonnes). (b) Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.21 grams per tonne during 2020 (2019 - 0.21 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful. (c) "nm" means not meaningful. The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998. 2020 vs. 2019 Tonnes of ore mined in 2020 increased by 13%, compared to 2019, largely due to planned mine sequencing and completion of capital development activity related to Phase 8 East at the end of 2019. Tonnes of ore processed in 2020 increased by 21%, compared to 2019, primarily due to the increase in tonnes of ore mined and placed on the heap leach pads, and higher mill throughput. During the fourth quarter of 2020, the first ore was placed on the new Barnes Creek heap leach facility, which was constructed as part of the Gilmore project. In 2020, mill grade increased by 18% compared to 2019, due to mine sequencing. Gold equivalent ounces produced and sold in 2020 each increased by 19%, compared to 2019, largely due to the increase in mill grades and higher mill throughput. Gold equivalent ounces sold exceeded production due to timing of sales. Metal sales in 2020 increased by 51%, compared to 2019, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales in 2020 increased by 18%, compared to 2019, primarily due to the increase in gold equivalent ounces sold. Depreciation, depletion, and amortization in 2020 increased by 8%, compared to 2019, primarily due to the increase in gold equivalent ounces sold. Other operating expenses in 2019 included costs associated with the impact of the pit wall slide that occurred in 2018. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 16 5. CONSOLIDATED RESULTS OF OPERATIONS Operating Highlights 2020 2019 2018 Change % Change Change % Change(d) Operating Statistics Total gold equivalent ounces(a) Produced(b) 2,383,307 2,527,788 2,475,068 (144,481) (6%) 52,720 2% Sold(b) 2,375,548 2,512,758 2,532,912 (137,210) (5%) (20,154) (1%) Attributable gold equivalent ounces(a) Produced(b) 2,366,648 2,507,659 2,452,398 (141,011) (6%) 55,261 2% Sold(b) 2,358,927 2,492,572 2,510,419 (133,645) (5%) (17,847) (1%) Gold ounces - sold 2,324,324 2,458,839 2,480,529 (134,515) (5%) (21,690) (1%) Silver ounces - sold (000's) 4,429 4,636 4,232 (207) (4%) 404 10% Average realized gold price per ounce(c) 1,774 $ 1,392 $ 1,268 $ 382 $ 27% 124 $ 10% Financial data Metal sales 4,213.4 $ 3,497.3 $ 3,212.6 $ 716.1 $ 20% 284.7 $ 9% Production cost of sales 1,725.7 $ 1,778.9 $ 1,860.5 $ (53.2) $ (3%) (81.6) $ (4%) Depreciation, depletion and amortization 842.3 $ 731.3 $ 772.4 $ 111.0 $ 15% (41.1) $ (5%) Reversals of impairment charges - net (650.9) $ (361.8) $ - $ (289.1) $ (80%) (361.8) $ nm Operating earnings 1,899.4 $ 991.1 $ 200.5 $ 908.3 $ 92% 790.6 $ nm 1,342.4 $ 718.6 $ (23.6) $ 623.8 $ 87% 742.2 $ nm Years ended December 31, 2020 vs. 2019 (in millions, except ounces and per ounce amounts) 2019 vs. 2018 Net earnings (loss) attributable to common shareholders (a) "Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production. (b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2020 was 86.32:1 (2019 - 85.99:1 and 2018 - 80.74:1). (c) “Average realized gold price per ounce” is a non-GAAP financial measure and is defined in Section 11. (d) "nm" means not meaningful. Operating Earnings (Loss) by Segment (in millions) 2020 2019 2018 Change % Change(d) Change % Change(d) Operating segments Fort Knox 67.0 $ (52.9) $ (41.5) $ 119.9 $ nm (11.4) (27%) Round Mountain 286.8 207.3 154.1 79.5 38% 53.2 35% Bald Mountain 34.6 12.7 110.7 21.9 172% (98.0) (89%) Paracatu 407.0 492.2 69.9 (85.2) (17%) 422.3 nm Kupol(a) 410.5 281.1 187.2 129.4 46% 93.9 50% Tasiast 504.3 285.1 (85.9) 219.2 77% 371.0 nm Chirano 238.1 (7.8) (6.2) 245.9 nm (1.6) (26%) Non-operating segment Corporate and other(b)(c) (48.9) (226.6) (187.8) 177.7 78% (38.8) (21%) Total 1,899.4 $ 991.1 $ 200.5 $ 908.3 $ 92% 790.6 $ nm 2019 vs. 2018 Years ended December 31, 2020 vs. 2019 (a) The Kupol segment includes the Kupol and Dvoinoye mines. (b) "Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Maricunga and Peak). (c) The Company suspended mining and crushing activities at Maricunga in the third quarter of 2016, however there was continued production through 2019 as ounces continued to be recovered from heap leach pads until the fourth quarter of 2019 when all processing activities transitioned to care and maintenance. As such the Maricunga segment was reclassified as non-operating within the Corporate and other segment in 2020. (d) "nm" means not meaningful.

17 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 17 Mining Operations Fort Knox (100% ownership and operator) – USA 2020 2019 Change % Change(c) Operating Statistics Tonnes ore mined (000's) 28,568 25,367 3,201 13% Tonnes processed (000's)(a) 32,150 26,562 5,588 21% Grade (grams/tonne)(b) 0.65 0.55 0.10 18% Recovery(b) 81.4% 82.2% (0.8%) (1%) Gold equivalent ounces: Produced 237,925 200,263 37,662 19% Sold 238,349 200,323 38,026 19% Financial Data (in millions) Metal sales 422.9 $ 279.6 $ 143.3 $ 51% Production cost of sales 251.3 213.7 37.6 18% Depreciation, depletion and amortization 97.2 90.3 6.9 8% 74.4 (24.4) 98.8 nm Other operating expense 2.6 25.1 (22.5) (90%) Exploration and business development 4.8 3.4 1.4 41% Segment operating earnings (loss) 67.0 $ (52.9) $ 119.9 $ nm Years ended December 31, (a) Includes 22,994,000 tonnes placed on the heap leach pads during 2020 (2019 - 18,482,000 tonnes). (b) Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.21 grams per tonne during 2020 (2019 - 0.21 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful. (c) "nm" means not meaningful. The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998. 2020 vs. 2019 Tonnes of ore mined in 2020 increased by 13%, compared to 2019, largely due to planned mine sequencing and completion of capital development activity related to Phase 8 East at the end of 2019. Tonnes of ore processed in 2020 increased by 21%, compared to 2019, primarily due to the increase in tonnes of ore mined and placed on the heap leach pads, and higher mill throughput. During the fourth quarter of 2020, the first ore was placed on the new Barnes Creek heap leach facility, which was constructed as part of the Gilmore project. In 2020, mill grade increased by 18% compared to 2019, due to mine sequencing. Gold equivalent ounces produced and sold in 2020 each increased by 19%, compared to 2019, largely due to the increase in mill grades and higher mill throughput. Gold equivalent ounces sold exceeded production due to timing of sales. Metal sales in 2020 increased by 51%, compared to 2019, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales in 2020 increased by 18%, compared to 2019, primarily due to the increase in gold equivalent ounces sold. Depreciation, depletion, and amortization in 2020 increased by 8%, compared to 2019, primarily due to the increase in gold equivalent ounces sold. Other operating expenses in 2019 included costs associated with the impact of the pit wall slide that occurred in 2018. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 16 5. CONSOLIDATED RESULTS OF OPERATIONS Operating Highlights 2020 2019 2018 Change % Change Change % Change(d) Operating Statistics Total gold equivalent ounces(a) Produced(b) 2,383,307 2,527,788 2,475,068 (144,481) (6%) 52,720 2% Sold(b) 2,375,548 2,512,758 2,532,912 (137,210) (5%) (20,154) (1%) Attributable gold equivalent ounces(a) Produced(b) 2,366,648 2,507,659 2,452,398 (141,011) (6%) 55,261 2% Sold(b) 2,358,927 2,492,572 2,510,419 (133,645) (5%) (17,847) (1%) Gold ounces - sold 2,324,324 2,458,839 2,480,529 (134,515) (5%) (21,690) (1%) Silver ounces - sold (000's) 4,429 4,636 4,232 (207) (4%) 404 10% Average realized gold price per ounce(c) 1,774 $ 1,392 $ 1,268 $ 382 $ 27% 124 $ 10% Financial data Metal sales 4,213.4 $ 3,497.3 $ 3,212.6 $ 716.1 $ 20% 284.7 $ 9% Production cost of sales 1,725.7 $ 1,778.9 $ 1,860.5 $ (53.2) $ (3%) (81.6) $ (4%) Depreciation, depletion and amortization 842.3 $ 731.3 $ 772.4 $ 111.0 $ 15% (41.1) $ (5%) Reversals of impairment charges - net (650.9) $ (361.8) $ - $ (289.1) $ (80%) (361.8) $ nm Operating earnings 1,899.4 $ 991.1 $ 200.5 $ 908.3 $ 92% 790.6 $ nm 1,342.4 $ 718.6 $ (23.6) $ 623.8 $ 87% 742.2 $ nm Years ended December 31, 2020 vs. 2019 (in millions, except ounces and per ounce amounts) 2019 vs. 2018 Net earnings (loss) attributable to common shareholders (a) "Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production. (b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2020 was 86.32:1 (2019 - 85.99:1 and 2018 - 80.74:1). (c) “Average realized gold price per ounce” is a non-GAAP financial measure and is defined in Section 11. (d) "nm" means not meaningful. Operating Earnings (Loss) by Segment (in millions) 2020 2019 2018 Change % Change(d) Change % Change(d) Operating segments Fort Knox 67.0 $ (52.9) $ (41.5) $ 119.9 $ nm (11.4) (27%) Round Mountain 286.8 207.3 154.1 79.5 38% 53.2 35% Bald Mountain 34.6 12.7 110.7 21.9 172% (98.0) (89%) Paracatu 407.0 492.2 69.9 (85.2) (17%) 422.3 nm Kupol(a) 410.5 281.1 187.2 129.4 46% 93.9 50% Tasiast 504.3 285.1 (85.9) 219.2 77% 371.0 nm Chirano 238.1 (7.8) (6.2) 245.9 nm (1.6) (26%) Non-operating segment Corporate and other(b)(c) (48.9) (226.6) (187.8) 177.7 78% (38.8) (21%) Total 1,899.4 $ 991.1 $ 200.5 $ 908.3 $ 92% 790.6 $ nm 2019 vs. 2018 Years ended December 31, 2020 vs. 2019 (a) The Kupol segment includes the Kupol and Dvoinoye mines. (b) "Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Maricunga and Peak). (c) The Company suspended mining and crushing activities at Maricunga in the third quarter of 2016, however there was continued production through 2019 as ounces continued to be recovered from heap leach pads until the fourth quarter of 2019 when all processing activities transitioned to care and maintenance. As such the Maricunga segment was reclassified as non-operating within the Corporate and other segment in 2020. (d) "nm" means not meaningful.

2020 ANNUAL REPORT KINROSS GOLD MDA 18 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 19 Bald Mountain (100% ownership and operator) – USA 2020 2019 Change % Change Operating Statistics(a) Tonnes ore mined (000's) 18,303 15,806 2,497 16% Tonnes processed (000's) 18,303 16,475 1,828 11% Grade (grams/tonne) 0.51 0.42 0.09 21% Gold equivalent ounces: Produced 191,282 187,961 3,321 2% Sold 186,549 177,802 8,747 5% Financial Data (in millions) Metal sales 330.5 $ 249.2 $ 81.3 $ 33% Production cost of sales 155.9 136.6 19.3 14% Depreciation, depletion and amortization 128.3 79.5 48.8 61% 46.3 33.1 13.2 40% Other operating expense 5.2 7.8 (2.6) (33%) Exploration and business development 6.5 12.6 (6.1) (48%) 34.6 $ 12.7 $ 21.9 $ 172% Segment operating earnings Years ended December 31, (a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful. The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package. 2020 vs. 2019 Tonnes of ore mined and processed in 2020 increased by 16% and 11%, respectively, compared to 2019, primarily due to a decrease in capital development activity in 2020 related to the Vantage project and planned mine sequencing, as mining activities were increased at the North Area in the third and fourth quarters of 2020. Grades in 2020 increased by 21%, compared to 2019, due to mine sequencing. Gold equivalent ounces produced and sold in 2020 increased by 2% and 5%, respectively, compared to 2019, largely due to the increase in grades and tonnes processed. Metal sales in 2020 increased by 33%, compared to 2019, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales in 2020 increased by 14% compared to 2019, primarily due to the increase in gold equivalent ounces sold, higher operating waste mined, and increases in maintenance costs and royalties due to higher average metal prices. In 2020, depreciation, depletion and amortization increased by 61%, compared to 2019, due to the increase in the depreciable asset base, primarily related to the completion of the Vantage project, and an increase in gold equivalent ounces sold. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 18 Round Mountain (100% ownership and operator) – USA 2020 2019 Change % Change(c) Operating Statistics Tonnes ore mined (000's) 20,758 22,514 (1,756) (8%) Tonnes processed (000's)(a) 23,975 25,804 (1,829) (7%) Grade (grams/tonne)(b) 0.83 1.13 (0.30) (27%) Recovery(b) 83.3% 84.9% (1.6%) (2%) Gold equivalent ounces: Produced 324,277 361,664 (37,387) (10%) Sold 319,228 360,739 (41,511) (12%) Financial Data (in millions) Metal sales 565.5 $ 502.2 $ 63.3 $ 13% Production cost of sales 219.6 250.6 (31.0) (12%) Depreciation, depletion and amortization 49.6 39.8 9.8 25% 296.3 211.8 84.5 40% Other operating expense (income) 3.9 (0.3) 4.2 nm Exploration and business development 5.6 4.8 0.8 17% Segment operating earnings 286.8 $ 207.3 $ 79.5 $ 38% Years ended December 31, (a) Includes 20,151,000 tonnes placed on the heap leach pads during 2020 (2019 - 22,164,000 tonnes). (b) Amounts represent mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.42 grams per tonne during 2020 (2019 - 0.34 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful. (c) "nm" means not meaningful. The Company acquired its 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine, from Barrick. 2020 vs. 2019 Tonnes of ore mined and processed in 2020 decreased by 8% and 7%, respectively, compared to 2019, primarily due to an increase in capital development activity related to the Phase W project and planned mine sequencing. Mill grade in 2020 decreased by 27%, compared to 2019, due to mine sequencing. Gold equivalent ounces produced and sold in 2020 decreased by 10% and 12%, respectively, compared to 2019, primarily due to lower mill grade. In 2020, metal sales increased by 13%, compared to 2019, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales decreased by 12%, compared to 2019, largely due to lower gold equivalent ounces sold and lower operating waste mined, partially offset by increases in labour, maintenance costs and royalties due to higher average metal prices. Depreciation, depletion and amortization in 2020 increased by 25%, compared to 2019, mainly due to an increase in the depreciable asset base relating to the completion of Phase W construction, which was partially offset by a decrease in gold equivalent ounces sold.

19 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 19 Bald Mountain (100% ownership and operator) – USA 2020 2019 Change % Change Operating Statistics(a) Tonnes ore mined (000's) 18,303 15,806 2,497 16% Tonnes processed (000's) 18,303 16,475 1,828 11% Grade (grams/tonne) 0.51 0.42 0.09 21% Gold equivalent ounces: Produced 191,282 187,961 3,321 2% Sold 186,549 177,802 8,747 5% Financial Data (in millions) Metal sales 330.5 $ 249.2 $ 81.3 $ 33% Production cost of sales 155.9 136.6 19.3 14% Depreciation, depletion and amortization 128.3 79.5 48.8 61% 46.3 33.1 13.2 40% Other operating expense 5.2 7.8 (2.6) (33%) Exploration and business development 6.5 12.6 (6.1) (48%) 34.6 $ 12.7 $ 21.9 $ 172% Segment operating earnings Years ended December 31, (a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful. The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package. 2020 vs. 2019 Tonnes of ore mined and processed in 2020 increased by 16% and 11%, respectively, compared to 2019, primarily due to a decrease in capital development activity in 2020 related to the Vantage project and planned mine sequencing, as mining activities were increased at the North Area in the third and fourth quarters of 2020. Grades in 2020 increased by 21%, compared to 2019, due to mine sequencing. Gold equivalent ounces produced and sold in 2020 increased by 2% and 5%, respectively, compared to 2019, largely due to the increase in grades and tonnes processed. Metal sales in 2020 increased by 33%, compared to 2019, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales in 2020 increased by 14% compared to 2019, primarily due to the increase in gold equivalent ounces sold, higher operating waste mined, and increases in maintenance costs and royalties due to higher average metal prices. In 2020, depreciation, depletion and amortization increased by 61%, compared to 2019, due to the increase in the depreciable asset base, primarily related to the completion of the Vantage project, and an increase in gold equivalent ounces sold. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 18 Round Mountain (100% ownership and operator) – USA 2020 2019 Change % Change(c) Operating Statistics Tonnes ore mined (000's) 20,758 22,514 (1,756) (8%) Tonnes processed (000's)(a) 23,975 25,804 (1,829) (7%) Grade (grams/tonne)(b) 0.83 1.13 (0.30) (27%) Recovery(b) 83.3% 84.9% (1.6%) (2%) Gold equivalent ounces: Produced 324,277 361,664 (37,387) (10%) Sold 319,228 360,739 (41,511) (12%) Financial Data (in millions) Metal sales 565.5 $ 502.2 $ 63.3 $ 13% Production cost of sales 219.6 250.6 (31.0) (12%) Depreciation, depletion and amortization 49.6 39.8 9.8 25% 296.3 211.8 84.5 40% Other operating expense (income) 3.9 (0.3) 4.2 nm Exploration and business development 5.6 4.8 0.8 17% Segment operating earnings 286.8 $ 207.3 $ 79.5 $ 38% Years ended December 31, (a) Includes 20,151,000 tonnes placed on the heap leach pads during 2020 (2019 - 22,164,000 tonnes). (b) Amounts represent mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.42 grams per tonne during 2020 (2019 - 0.34 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful. (c) "nm" means not meaningful. The Company acquired its 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine, from Barrick. 2020 vs. 2019 Tonnes of ore mined and processed in 2020 decreased by 8% and 7%, respectively, compared to 2019, primarily due to an increase in capital development activity related to the Phase W project and planned mine sequencing. Mill grade in 2020 decreased by 27%, compared to 2019, due to mine sequencing. Gold equivalent ounces produced and sold in 2020 decreased by 10% and 12%, respectively, compared to 2019, primarily due to lower mill grade. In 2020, metal sales increased by 13%, compared to 2019, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales decreased by 12%, compared to 2019, largely due to lower gold equivalent ounces sold and lower operating waste mined, partially offset by increases in labour, maintenance costs and royalties due to higher average metal prices. Depreciation, depletion and amortization in 2020 increased by 25%, compared to 2019, mainly due to an increase in the depreciable asset base relating to the completion of Phase W construction, which was partially offset by a decrease in gold equivalent ounces sold.

2020 ANNUAL REPORT KINROSS GOLD MDA 20 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 21 Kupol (100% ownership and operator) – Russian Federation(a) 2020 2019 Change % Change(d) Operating Statistics Tonnes ore mined (000's)(b) 1,544 1,599 (55) (3%) Tonnes processed (000's) 1,704 1,723 (19) (1%) Grade (grams/tonne): Gold 9.17 9.41 (0.24) (3%) Silver 68.07 69.49 (1.42) (2%) Recovery: Gold 94.8% 94.1% 0.7% 1% Silver 85.7% 84.9% 0.8% 1% Gold equivalent ounces:(c) Produced 510,743 527,343 (16,600) (3%) Sold 510,973 526,458 (15,485) (3%) Silver ounces: Produced (000's) 3,169 3,296 (127) (4%) Sold (000's) 3,177 3,368 (191) (6%) Financial Data (in millions) Metal sales 904.6 $ 734.4 $ 170.2 $ 23% Production cost of sales 304.5 314.1 (9.6) (3%) Depreciation, depletion and amortization 123.5 125.1 (1.6) (1%) Impairment charges 27.8 - 27.8 nm 448.8 295.2 153.6 52% Other operating expense (income) 32.5 (8.9) 41.4 nm Exploration and business development 5.8 23.0 (17.2) (75%) Segment operating earnings 410.5 $ 281.1 $ 129.4 $ 46% Years ended December 31, (a) The Kupol segment includes the Kupol and Dvoinoye mines. (b) Includes 326,000 tonnes of ore mined from Dvoinoye during 2020 (2019 - 435,000). (c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2020 was 86.32:1 (2019 - 85.99:1). (d) "nm" means not meaningful. The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011. 2020 vs. 2019 Tonnes of ore mined in 2020 decreased by 3%, compared to 2019, primarily due to reduced mining activity at Dvoinoye, as per the mine plan. Tonnes processed in 2020 decreased slightly compared to 2019, primarily due to planned mill maintenance in the second quarter of 2020. Mill grade in 2020 decreased by 3% compared to 2019, primarily due to lower grades at Kupol, consistent with the mine plan. Gold equivalent ounces produced and sold in 2020 each decreased by 3%, compared to 2019, largely due to the lower grades. Metal sales in 2020 increased by 23%, compared to 2019, due to the increase in average metal prices, partially offset by the decrease in gold equivalent ounces sold. In 2020, production cost of sales decreased by 3%, compared to 2019, largely due to a decrease in gold equivalent ounces sold and favourable foreign exchange movements, partially offset by higher royalty expenses resulting from the increase in average metal prices realized. Depreciation, depletion and amortization in 2020 decreased slightly, compared to 2019, primarily due to the decrease in gold equivalent ounces sold. The Company recorded impairment charges of $27.8 million to reduce the carrying value of certain supplies inventories to their net realizable value. In 2020, other operating expense included $31.0 million of labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic. Exploration and business development costs decreased by 75% in 2020 compared to 2019, primarily due to reduced regional exploration activity as a result of the COVID-19 pandemic. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 20 Paracatu (100% ownership and operator) – Brazil 2020 2019 Change % Change(a) Operating Statistics Tonnes ore mined (000's) 52,653 49,535 3,118 6% Tonnes processed (000's) 54,255 57,621 (3,366) (6%) Grade (grams/tonne) 0.42 0.40 0.02 5% Recovery 75.1% 78.7% (3.6%) (5%) Gold equivalent ounces: Produced 542,435 619,563 (77,128) (12%) Sold 541,506 619,009 (77,503) (13%) Financial Data (in millions) Metal sales 960.7 $ 856.3 $ 104.4 $ 12% Production cost of sales 358.9 412.3 (53.4) (13%) Depreciation, depletion and amortization 183.5 163.4 20.1 12% Reversal of impairment charges - (200.7) 200.7 nm 418.3 481.3 (63.0) (13%) Other operating expense (income) 11.3 (10.9) 22.2 nm Segment operating earnings 407.0 $ 492.2 $ (85.2) $ (17%) Years ended December 31, (a) "nm" means not meaningful. The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc. 2020 vs. 2019 Tonnes of ore mined in 2020 increased by 6%, compared to 2019, largely due to planned mine sequencing. Tonnes of ore processed decreased by 6% compared to 2019, mainly due to decreases in mill throughput in the first quarter of 2020 as a result of temporary downtime at the crusher, planned mill maintenance in the third quarter and hardness of the ore in the fourth quarter of 2020. Grades increased by 5% in 2020, compared to 2019, largely due to planned mine sequencing. Recoveries decreased by 5% in 2020, compared to 2019, largely due to the characteristics of the ore mined. Gold equivalent ounces produced and sold in 2020 decreased by 12% and 13%, respectively, compared to 2019, largely due to the decreases in mill recoveries and throughput, partially offset by the increase in grades. Metal sales in 2020 increased by 12%, compared to 2019, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. In 2020, production cost of sales decreased by 13%, compared to 2019, largely due to the decrease in gold equivalent ounces sold and favourable foreign exchange movements, partially offset by higher contractor costs and maintenance supplies. Depreciation, depletion and amortization in 2020 increased by 12%, compared to 2019, primarily due to the increase in the depreciable asset base, mainly related to the impairment reversal of property, plant and equipment at the end of 2019, partially offset by the decrease in gold equivalent ounces sold. At December 31, 2019, the Company recognized a reversal of previously recorded impairment charges of $200.7 million. The non‐cash impairment reversal related to property, plant and equipment was primarily due to an increase in the Company’s estimates of future metal prices. The tax impact on the impairment reversal was an expense of $68.2 million recorded within income tax expense. In 2020, other operating expense of $11.3 included $7.5 million of labour, health and safety and other support program costs associated with the COVID-19 pandemic. In 2019, other operating income of $10.9 million primarily included $17.5 million of additional federal VAT credits as a result of changes in Brazil’s tax regulations related to prior period expenditures.

21 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 21 Kupol (100% ownership and operator) – Russian Federation(a) 2020 2019 Change % Change(d) Operating Statistics Tonnes ore mined (000's)(b) 1,544 1,599 (55) (3%) Tonnes processed (000's) 1,704 1,723 (19) (1%) Grade (grams/tonne): Gold 9.17 9.41 (0.24) (3%) Silver 68.07 69.49 (1.42) (2%) Recovery: Gold 94.8% 94.1% 0.7% 1% Silver 85.7% 84.9% 0.8% 1% Gold equivalent ounces:(c) Produced 510,743 527,343 (16,600) (3%) Sold 510,973 526,458 (15,485) (3%) Silver ounces: Produced (000's) 3,169 3,296 (127) (4%) Sold (000's) 3,177 3,368 (191) (6%) Financial Data (in millions) Metal sales 904.6 $ 734.4 $ 170.2 $ 23% Production cost of sales 304.5 314.1 (9.6) (3%) Depreciation, depletion and amortization 123.5 125.1 (1.6) (1%) Impairment charges 27.8 - 27.8 nm 448.8 295.2 153.6 52% Other operating expense (income) 32.5 (8.9) 41.4 nm Exploration and business development 5.8 23.0 (17.2) (75%) Segment operating earnings 410.5 $ 281.1 $ 129.4 $ 46% Years ended December 31, (a) The Kupol segment includes the Kupol and Dvoinoye mines. (b) Includes 326,000 tonnes of ore mined from Dvoinoye during 2020 (2019 - 435,000). (c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2020 was 86.32:1 (2019 - 85.99:1). (d) "nm" means not meaningful. The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011. 2020 vs. 2019 Tonnes of ore mined in 2020 decreased by 3%, compared to 2019, primarily due to reduced mining activity at Dvoinoye, as per the mine plan. Tonnes processed in 2020 decreased slightly compared to 2019, primarily due to planned mill maintenance in the second quarter of 2020. Mill grade in 2020 decreased by 3% compared to 2019, primarily due to lower grades at Kupol, consistent with the mine plan. Gold equivalent ounces produced and sold in 2020 each decreased by 3%, compared to 2019, largely due to the lower grades. Metal sales in 2020 increased by 23%, compared to 2019, due to the increase in average metal prices, partially offset by the decrease in gold equivalent ounces sold. In 2020, production cost of sales decreased by 3%, compared to 2019, largely due to a decrease in gold equivalent ounces sold and favourable foreign exchange movements, partially offset by higher royalty expenses resulting from the increase in average metal prices realized. Depreciation, depletion and amortization in 2020 decreased slightly, compared to 2019, primarily due to the decrease in gold equivalent ounces sold. The Company recorded impairment charges of $27.8 million to reduce the carrying value of certain supplies inventories to their net realizable value. In 2020, other operating expense included $31.0 million of labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic. Exploration and business development costs decreased by 75% in 2020 compared to 2019, primarily due to reduced regional exploration activity as a result of the COVID-19 pandemic. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 20 Paracatu (100% ownership and operator) – Brazil 2020 2019 Change % Change(a) Operating Statistics Tonnes ore mined (000's) 52,653 49,535 3,118 6% Tonnes processed (000's) 54,255 57,621 (3,366) (6%) Grade (grams/tonne) 0.42 0.40 0.02 5% Recovery 75.1% 78.7% (3.6%) (5%) Gold equivalent ounces: Produced 542,435 619,563 (77,128) (12%) Sold 541,506 619,009 (77,503) (13%) Financial Data (in millions) Metal sales 960.7 $ 856.3 $ 104.4 $ 12% Production cost of sales 358.9 412.3 (53.4) (13%) Depreciation, depletion and amortization 183.5 163.4 20.1 12% Reversal of impairment charges - (200.7) 200.7 nm 418.3 481.3 (63.0) (13%) Other operating expense (income) 11.3 (10.9) 22.2 nm Segment operating earnings 407.0 $ 492.2 $ (85.2) $ (17%) Years ended December 31, (a) "nm" means not meaningful. The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc. 2020 vs. 2019 Tonnes of ore mined in 2020 increased by 6%, compared to 2019, largely due to planned mine sequencing. Tonnes of ore processed decreased by 6% compared to 2019, mainly due to decreases in mill throughput in the first quarter of 2020 as a result of temporary downtime at the crusher, planned mill maintenance in the third quarter and hardness of the ore in the fourth quarter of 2020. Grades increased by 5% in 2020, compared to 2019, largely due to planned mine sequencing. Recoveries decreased by 5% in 2020, compared to 2019, largely due to the characteristics of the ore mined. Gold equivalent ounces produced and sold in 2020 decreased by 12% and 13%, respectively, compared to 2019, largely due to the decreases in mill recoveries and throughput, partially offset by the increase in grades. Metal sales in 2020 increased by 12%, compared to 2019, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. In 2020, production cost of sales decreased by 13%, compared to 2019, largely due to the decrease in gold equivalent ounces sold and favourable foreign exchange movements, partially offset by higher contractor costs and maintenance supplies. Depreciation, depletion and amortization in 2020 increased by 12%, compared to 2019, primarily due to the increase in the depreciable asset base, mainly related to the impairment reversal of property, plant and equipment at the end of 2019, partially offset by the decrease in gold equivalent ounces sold. At December 31, 2019, the Company recognized a reversal of previously recorded impairment charges of $200.7 million. The non‐cash impairment reversal related to property, plant and equipment was primarily due to an increase in the Company’s estimates of future metal prices. The tax impact on the impairment reversal was an expense of $68.2 million recorded within income tax expense. In 2020, other operating expense of $11.3 included $7.5 million of labour, health and safety and other support program costs associated with the COVID-19 pandemic. In 2019, other operating income of $10.9 million primarily included $17.5 million of additional federal VAT credits as a result of changes in Brazil’s tax regulations related to prior period expenditures.

2020 ANNUAL REPORT KINROSS GOLD MDA 22 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 23 Chirano (90% ownership and operator) – Ghana(a) 2020 2019 Change % Change(b) Operating Statistics Tonnes ore mined (000's) 3,053 2,569 484 19% Tonnes processed (000's) 3,275 3,457 (182) (5%) Grade (grams/tonne) 1.80 1.98 (0.18) (9%) Recovery 87.9% 91.6% (3.7%) (4%) Gold equivalent ounces: Produced 166,590 201,296 (34,706) (17%) Sold 166,207 201,868 (35,661) (18%) Financial Data (in millions) Metal sales 295.1 $ 281.6 $ 13.5 $ 5% Production cost of sales 196.1 189.7 6.4 3% Depreciation, depletion and amortization 58.2 92.6 (34.4) (37%) Reversals of impairment charges - net (204.5) - (204.5) nm 245.3 (0.7) 246.0 nm Other operating income (2.2) (0.9) (1.3) (144%) Exploration and business development 9.4 8.0 1.4 18% Segment operating earnings (loss) 238.1 $ (7.8) $ 245.9 $ nm Years ended December 31, (a) Operating statistics and financial data are at 100% for all periods. (b) "nm" means not meaningful. Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back. Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana's second largest city. A 10% carried interest is held by the government of Ghana. 2020 vs. 2019 Tonnes of ore mined in 2020 increased by 19%, compared to 2019, mainly due to the restart of open pit mining late in the first quarter of 2019, partially offset by lower tonnes of ore mined from the Paboase and Akwaaba underground deposits. Tonnes of ore processed decreased by 5% in 2020, compared to 2019, largely due to reduced availability of the processing plant in 2020 and the characteristics of the ore mined. Mill grade and recoveries in 2020 decreased by 9% and 4%, respectively, compared to 2019, mainly due to lower grade ore mined at the Paboase and Akoti underground deposits. Gold equivalent ounces produced and sold in 2020 decreased by 17% and 18%, respectively, compared to 2019, largely due to the decreases in mill grade, throughput and recovery. Metal sales in 2020 increased by 5%, compared to 2019, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales in 2020 increased by 3%, compared to 2019, mainly due to an increase in milling and maintenance supplies, largely offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization in 2020 decreased by 37%, compared to 2019, largely due to an increase in mineral reserves at the end of 2019 and the decrease in gold equivalent ounces sold. At December 31, 2020, the Company recognized a reversal of previously recorded impairment charges of $204.5 million. The non‐cash impairment reversal related to property, plant and equipment was primarily due to the extension of Chirano’s life of mine to 2025 and an increase in the Company’s estimates of future metal prices. No such impairment reversal was recognized in 2019. As previously reported, Kinross’ operating subsidiary Chirano Gold Mines Ltd. (“CGML”), was recently audited by Ghana’s Ministry of Lands and Natural Resources and the Ghana Mineral Commission pursuant to a country-wide audit of mining activities, including historical mineral sales, exports and related taxes. In connection with this process, CGML received an audit report and provided a comprehensive response clarifying various issues addressed in the report. Following ongoing communications among the parties respecting the audit, the Government appointed an ombudsman to analyze the audit report and provide an independent assessment of the issues addressed in the report. CGML is fully cooperating with the Government in connection with this ongoing process. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 22 Tasiast (100% ownership and operator) – Mauritania 2020 2019 Change % Change(b) Operating Statistics Tonnes ore mined (000's) 4,838 4,920 (82) (2%) Tonnes processed (000's) 5,349 5,226 123 2% Grade (grams/tonne)(a) 2.49 2.33 0.16 7% Recovery(a) 94.4% 96.6% (2.2%) (2%) Gold equivalent ounces: Produced 406,509 391,097 15,412 4% Sold 403,789 382,803 20,986 5% Financial Data (in millions) Metal sales 718.0 $ 532.8 $ 185.2 $ 35% Production cost of sales 235.7 230.4 5.3 2% Depreciation, depletion and amortization 191.8 130.2 61.6 47% Reversals of impairment charges - net (289.2) (161.1) (128.1) nm 579.7 333.3 246.4 74% Other operating expense 73.4 46.4 27.0 58% Exploration and business development 2.0 1.8 0.2 11% Segment operating earnings 504.3 $ 285.1 $ 219.2 $ 77% Years ended December 31, (a) Amount represents mill grade and recovery only. (b) "nm" means not meaningful. Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. (“Red Back”). The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital, Nouakchott. 2020 vs. 2019 Although ramping back up during the second half of the year, the overall mining rate in 2020 was affected by the COVID-19 pandemic and the temporary suspension of site activities as a result of the strike in the second quarter of 2020. Tonnes of ore mined were therefore lower than planned in 2020 and also 2% lower than in 2019. In 2020, tonnes of ore processed increased by 2%, compared to 2019, mainly due to an increase in mill throughout in the first quarter of 2020 as a result of better availability of the SAG mill. Mill grade in 2020 increased by 7%, compared to 2019, mainly due to mine sequencing related to higher grade ore processed from West Branch 3. Gold equivalent ounces produced and sold increased by 4% and 5%, respectively, in 2020, compared to 2019, due to the increases in mill throughput and grade, partially offset by lower ounces recovered from the dump leach pad and lower mill recovery. Metal sales in 2020 increased by 35%, compared to 2019, due to the increases in average metal prices realized and gold equivalent ounces sold. In 2020, production cost of sales increased by 2%, compared to 2019, primarily due to increases in gold equivalent ounces sold and royalty expenses, partially offset by lower fuel, contractor and site overhead costs. Depreciation, depletion and amortization in 2020 increased by 47%, compared to 2019, primarily due to the increase in the depreciable asset base largely related to the impairment reversal recognized at the end of 2019, the increase in gold equivalent ounces sold, and reduced capitalized stripping activities in 2020. At December 31, 2020, the Company recognized a non-cash reversal of previously recorded impairment charges of $299.5 million related to property, plant and equipment, primarily due to an increase in the Company’s estimates of future metal prices, partially offset by impairment charges of $10.3 million to reduce the carrying value of certain supplies inventories to their net realizable value. At December 31, 2019, the Company recognized a reversal of previously recorded impairment charges of $161.1 million. The non‐cash impairment reversal related to property, plant and equipment was primarily due to an increase in the Company’s estimates of future metal prices. In 2020, Other operating expenses included $16.2 million of labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic and $8.3 million of costs relating to the temporary suspension of site activities as a result of the strike in the second quarter of 2020.

23 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 23 Chirano (90% ownership and operator) – Ghana(a) 2020 2019 Change % Change(b) Operating Statistics Tonnes ore mined (000's) 3,053 2,569 484 19% Tonnes processed (000's) 3,275 3,457 (182) (5%) Grade (grams/tonne) 1.80 1.98 (0.18) (9%) Recovery 87.9% 91.6% (3.7%) (4%) Gold equivalent ounces: Produced 166,590 201,296 (34,706) (17%) Sold 166,207 201,868 (35,661) (18%) Financial Data (in millions) Metal sales 295.1 $ 281.6 $ 13.5 $ 5% Production cost of sales 196.1 189.7 6.4 3% Depreciation, depletion and amortization 58.2 92.6 (34.4) (37%) Reversals of impairment charges - net (204.5) - (204.5) nm 245.3 (0.7) 246.0 nm Other operating income (2.2) (0.9) (1.3) (144%) Exploration and business development 9.4 8.0 1.4 18% Segment operating earnings (loss) 238.1 $ (7.8) $ 245.9 $ nm Years ended December 31, (a) Operating statistics and financial data are at 100% for all periods. (b) "nm" means not meaningful. Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back. Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana's second largest city. A 10% carried interest is held by the government of Ghana. 2020 vs. 2019 Tonnes of ore mined in 2020 increased by 19%, compared to 2019, mainly due to the restart of open pit mining late in the first quarter of 2019, partially offset by lower tonnes of ore mined from the Paboase and Akwaaba underground deposits. Tonnes of ore processed decreased by 5% in 2020, compared to 2019, largely due to reduced availability of the processing plant in 2020 and the characteristics of the ore mined. Mill grade and recoveries in 2020 decreased by 9% and 4%, respectively, compared to 2019, mainly due to lower grade ore mined at the Paboase and Akoti underground deposits. Gold equivalent ounces produced and sold in 2020 decreased by 17% and 18%, respectively, compared to 2019, largely due to the decreases in mill grade, throughput and recovery. Metal sales in 2020 increased by 5%, compared to 2019, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales in 2020 increased by 3%, compared to 2019, mainly due to an increase in milling and maintenance supplies, largely offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization in 2020 decreased by 37%, compared to 2019, largely due to an increase in mineral reserves at the end of 2019 and the decrease in gold equivalent ounces sold. At December 31, 2020, the Company recognized a reversal of previously recorded impairment charges of $204.5 million. The non‐cash impairment reversal related to property, plant and equipment was primarily due to the extension of Chirano’s life of mine to 2025 and an increase in the Company’s estimates of future metal prices. No such impairment reversal was recognized in 2019. As previously reported, Kinross’ operating subsidiary Chirano Gold Mines Ltd. (“CGML”), was recently audited by Ghana’s Ministry of Lands and Natural Resources and the Ghana Mineral Commission pursuant to a country-wide audit of mining activities, including historical mineral sales, exports and related taxes. In connection with this process, CGML received an audit report and provided a comprehensive response clarifying various issues addressed in the report. Following ongoing communications among the parties respecting the audit, the Government appointed an ombudsman to analyze the audit report and provide an independent assessment of the issues addressed in the report. CGML is fully cooperating with the Government in connection with this ongoing process. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 22 Tasiast (100% ownership and operator) – Mauritania 2020 2019 Change % Change(b) Operating Statistics Tonnes ore mined (000's) 4,838 4,920 (82) (2%) Tonnes processed (000's) 5,349 5,226 123 2% Grade (grams/tonne)(a) 2.49 2.33 0.16 7% Recovery(a) 94.4% 96.6% (2.2%) (2%) Gold equivalent ounces: Produced 406,509 391,097 15,412 4% Sold 403,789 382,803 20,986 5% Financial Data (in millions) Metal sales 718.0 $ 532.8 $ 185.2 $ 35% Production cost of sales 235.7 230.4 5.3 2% Depreciation, depletion and amortization 191.8 130.2 61.6 47% Reversals of impairment charges - net (289.2) (161.1) (128.1) nm 579.7 333.3 246.4 74% Other operating expense 73.4 46.4 27.0 58% Exploration and business development 2.0 1.8 0.2 11% Segment operating earnings 504.3 $ 285.1 $ 219.2 $ 77% Years ended December 31, (a) Amount represents mill grade and recovery only. (b) "nm" means not meaningful. Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. (“Red Back”). The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital, Nouakchott. 2020 vs. 2019 Although ramping back up during the second half of the year, the overall mining rate in 2020 was affected by the COVID-19 pandemic and the temporary suspension of site activities as a result of the strike in the second quarter of 2020. Tonnes of ore mined were therefore lower than planned in 2020 and also 2% lower than in 2019. In 2020, tonnes of ore processed increased by 2%, compared to 2019, mainly due to an increase in mill throughout in the first quarter of 2020 as a result of better availability of the SAG mill. Mill grade in 2020 increased by 7%, compared to 2019, mainly due to mine sequencing related to higher grade ore processed from West Branch 3. Gold equivalent ounces produced and sold increased by 4% and 5%, respectively, in 2020, compared to 2019, due to the increases in mill throughput and grade, partially offset by lower ounces recovered from the dump leach pad and lower mill recovery. Metal sales in 2020 increased by 35%, compared to 2019, due to the increases in average metal prices realized and gold equivalent ounces sold. In 2020, production cost of sales increased by 2%, compared to 2019, primarily due to increases in gold equivalent ounces sold and royalty expenses, partially offset by lower fuel, contractor and site overhead costs. Depreciation, depletion and amortization in 2020 increased by 47%, compared to 2019, primarily due to the increase in the depreciable asset base largely related to the impairment reversal recognized at the end of 2019, the increase in gold equivalent ounces sold, and reduced capitalized stripping activities in 2020. At December 31, 2020, the Company recognized a non-cash reversal of previously recorded impairment charges of $299.5 million related to property, plant and equipment, primarily due to an increase in the Company’s estimates of future metal prices, partially offset by impairment charges of $10.3 million to reduce the carrying value of certain supplies inventories to their net realizable value. At December 31, 2019, the Company recognized a reversal of previously recorded impairment charges of $161.1 million. The non‐cash impairment reversal related to property, plant and equipment was primarily due to an increase in the Company’s estimates of future metal prices. In 2020, Other operating expenses included $16.2 million of labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic and $8.3 million of costs relating to the temporary suspension of site activities as a result of the strike in the second quarter of 2020.

2020 ANNUAL REPORT KINROSS GOLD MDA 24 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 25 Other Operating Expense (in millions) 2020 2019 Change % Change Other operating expense 186.5 $ 108.5 $ 78.0 $ 72% Years ended December 31, In 2020, other operating expense included $64.1 million of labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic, $8.3 million of costs relating to the temporary suspension of site activities as a result of the Tasiast strike in the second quarter of 2020, as well as environmental and other operating expenses for non-operating mining sites of $46.0 million. The increase in other operating expense, compared to 2019 and 2020 expectation, is primarily a result of the above noted impact of the pandemic. In 2019, other operating expense included $25.1 million of costs as a result of production issues associated with the pit wall slide at Fort Knox, and environmental and other operating expenses for non-operating mining sites of $35.6 million, and was reduced by $17.5 million as a result of additional federal VAT credits at Paracatu due to changes in Brazil’s tax regulations. Exploration and Business Development (in millions) 2020 2019 Change % Change Exploration and business development 92.5 $ 113.5 $ (21.0) $ (19%) Years ended December 31, Of the total Exploration and Business Development expense, expenditures on exploration totaled $64.5 million in 2020, a decrease compared to $80.0 million in 2019, and compared to 2020 expectation, primarily as a result of impacts of the global COVID-19 pandemic. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $35.9 million in 2020, compared to $20.7 million in 2019. Kinross was active on more than 19 mine sites, near-mine and greenfield initiatives in 2020, with a total of 170,963 metres drilled. In 2019, Kinross was active on more than 16 mine sites, near-mine and greenfield initiatives, with a total 300,460 metres drilled. General and Administrative (in millions) 2020 2019 Change % Change General and administrative 117.9 $ 135.8 $ (17.9) $ (13%) Years ended December 31, General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, the Netherlands, and the Canary Islands. In 2020, general and administrative costs decreased compared to 2019, primarily as a result of impacts of the global COVID-19 pandemic and restructuring costs incurred in 2019. Other Income – Net (in millions) 2020 2019 Change % Change(a) Net gains on dispositions of assets 1.2 70.4 (69.2) (98%) Foreign exchange (losses) gains - net (7.3) 0.6 (7.9) nm Net non-hedge derivative gains 1.0 1.4 (0.4) (29%) Equity in (losses) earnings of joint venture (0.1) 0.1 (0.2) nm Other - net 12.6 0.2 12.4 nm Other income - net 7.4 $ 72.7 $ (65.3) $ (90%) Years ended December 31, (a) "nm" means not meaningful. Other income – net decreased to $7.4 million in 2020 from $72.7 million in 2019. In 2019, the Company sold a portfolio of precious metals royalties, recognizing a gain on disposition of $72.7 million. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 24 Maricunga (100% ownership and operator) – Chile Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation. During 2016, mining activities at Maricunga were suspended as a result of the imposition of a water curtailment order by Chile’s environmental enforcement authority. As a result of the suspension of mining and crushing activities at Maricunga, there was no new ore mined and processed in both 2020 and 2019. Production continued through 2019 as ounces continued to be recovered from the heap leach pads until the fourth quarter of 2019 when production activities transitioned to care and maintenance. In 2020, gold equivalent ounces sold of 8,947 decreased by 80% compared to gold equivalent ounces sold of 43,756 in 2019. No further production is expected while Maricunga continues to sell its remaining finished metals inventories. Metal sales and operating losses were $16.1 million and $12.5 million, respectively, in 2020, compared to metal sales and operating earnings of $61.2 million and $10.9 million, respectively, in 2019. Reversals of impairment charges - net (in millions) 2020 2019 Change % Change(a) Property, plant and equipment (i) (689.0) $ (361.8) $ (327.2) $ nm Inventories (ii) 38.1 - 38.1 nm Reversals of impairment charges - net (650.9) $ (361.8) $ (289.1) $ nm Years ended December 31, (a) "nm" means not meaningful. i. Property, plant and equipment During the year ended December 31, 2020, the Company recorded reversals of previous impairment charges of $689.0 million, related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($204.5 million) and Lobo-Marte ($185.0 million, which includes $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly a result of increases in the Company’s long-term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte. For Tasiast and Chirano, the reversals were limited to a full reversal of the remaining impairment charges previously recorded. For Lobo-Marte, the reversal represents a partial reversal of the total impairment charges previously recorded. The tax impacts of the impairment reversals at Chirano and Lobo-Marte were income tax expenses of $71.6 million and $4.6 million, respectively. There was no tax impact on the impairment reversal at Tasiast. At December 31, 2019, the Company recorded reversals of impairment charges totaling $361.8 million, related entirely to property, plant and equipment at Paracatu ($200.7 million) and Tasiast ($161.1 million), and were mainly due to an increase in the Company’s long-term gold price estimate. For Paracatu, the reversal was limited to a full reversal of the remaining impairment charge recorded in 2017. For Tasiast, the reversal represents a partial reversal of impairment charges previously recorded. The tax impact on the impairment reversal at Paracatu was an expense of $68.2 million recorded within income tax expense. There was no tax impact related to the impairment reversal at Tasiast. Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased. ii. Inventories During 2020, the Company recognized impairment charges of $38.1 million related to inventories. The inventory impairment charges were recorded to reduce the carrying value of certain materials and supplies inventories to net realizable value.

25 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 25 Other Operating Expense (in millions) 2020 2019 Change % Change Other operating expense 186.5 $ 108.5 $ 78.0 $ 72% Years ended December 31, In 2020, other operating expense included $64.1 million of labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic, $8.3 million of costs relating to the temporary suspension of site activities as a result of the Tasiast strike in the second quarter of 2020, as well as environmental and other operating expenses for non-operating mining sites of $46.0 million. The increase in other operating expense, compared to 2019 and 2020 expectation, is primarily a result of the above noted impact of the pandemic. In 2019, other operating expense included $25.1 million of costs as a result of production issues associated with the pit wall slide at Fort Knox, and environmental and other operating expenses for non-operating mining sites of $35.6 million, and was reduced by $17.5 million as a result of additional federal VAT credits at Paracatu due to changes in Brazil’s tax regulations. Exploration and Business Development (in millions) 2020 2019 Change % Change Exploration and business development 92.5 $ 113.5 $ (21.0) $ (19%) Years ended December 31, Of the total Exploration and Business Development expense, expenditures on exploration totaled $64.5 million in 2020, a decrease compared to $80.0 million in 2019, and compared to 2020 expectation, primarily as a result of impacts of the global COVID-19 pandemic. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $35.9 million in 2020, compared to $20.7 million in 2019. Kinross was active on more than 19 mine sites, near-mine and greenfield initiatives in 2020, with a total of 170,963 metres drilled. In 2019, Kinross was active on more than 16 mine sites, near-mine and greenfield initiatives, with a total 300,460 metres drilled. General and Administrative (in millions) 2020 2019 Change % Change General and administrative 117.9 $ 135.8 $ (17.9) $ (13%) Years ended December 31, General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, the Netherlands, and the Canary Islands. In 2020, general and administrative costs decreased compared to 2019, primarily as a result of impacts of the global COVID-19 pandemic and restructuring costs incurred in 2019. Other Income – Net (in millions) 2020 2019 Change % Change(a) Net gains on dispositions of assets 1.2 70.4 (69.2) (98%) Foreign exchange (losses) gains - net (7.3) 0.6 (7.9) nm Net non-hedge derivative gains 1.0 1.4 (0.4) (29%) Equity in (losses) earnings of joint venture (0.1) 0.1 (0.2) nm Other - net 12.6 0.2 12.4 nm Other income - net 7.4 $ 72.7 $ (65.3) $ (90%) Years ended December 31, (a) "nm" means not meaningful. Other income – net decreased to $7.4 million in 2020 from $72.7 million in 2019. In 2019, the Company sold a portfolio of precious metals royalties, recognizing a gain on disposition of $72.7 million. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 24 Maricunga (100% ownership and operator) – Chile Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation. During 2016, mining activities at Maricunga were suspended as a result of the imposition of a water curtailment order by Chile’s environmental enforcement authority. As a result of the suspension of mining and crushing activities at Maricunga, there was no new ore mined and processed in both 2020 and 2019. Production continued through 2019 as ounces continued to be recovered from the heap leach pads until the fourth quarter of 2019 when production activities transitioned to care and maintenance. In 2020, gold equivalent ounces sold of 8,947 decreased by 80% compared to gold equivalent ounces sold of 43,756 in 2019. No further production is expected while Maricunga continues to sell its remaining finished metals inventories. Metal sales and operating losses were $16.1 million and $12.5 million, respectively, in 2020, compared to metal sales and operating earnings of $61.2 million and $10.9 million, respectively, in 2019. Reversals of impairment charges - net (in millions) 2020 2019 Change % Change(a) Property, plant and equipment (i) (689.0) $ (361.8) $ (327.2) $ nm Inventories (ii) 38.1 - 38.1 nm Reversals of impairment charges - net (650.9) $ (361.8) $ (289.1) $ nm Years ended December 31, (a) "nm" means not meaningful. i. Property, plant and equipment During the year ended December 31, 2020, the Company recorded reversals of previous impairment charges of $689.0 million, related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($204.5 million) and Lobo-Marte ($185.0 million, which includes $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly a result of increases in the Company’s long-term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte. For Tasiast and Chirano, the reversals were limited to a full reversal of the remaining impairment charges previously recorded. For Lobo-Marte, the reversal represents a partial reversal of the total impairment charges previously recorded. The tax impacts of the impairment reversals at Chirano and Lobo-Marte were income tax expenses of $71.6 million and $4.6 million, respectively. There was no tax impact on the impairment reversal at Tasiast. At December 31, 2019, the Company recorded reversals of impairment charges totaling $361.8 million, related entirely to property, plant and equipment at Paracatu ($200.7 million) and Tasiast ($161.1 million), and were mainly due to an increase in the Company’s long-term gold price estimate. For Paracatu, the reversal was limited to a full reversal of the remaining impairment charge recorded in 2017. For Tasiast, the reversal represents a partial reversal of impairment charges previously recorded. The tax impact on the impairment reversal at Paracatu was an expense of $68.2 million recorded within income tax expense. There was no tax impact related to the impairment reversal at Tasiast. Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased. ii. Inventories During 2020, the Company recognized impairment charges of $38.1 million related to inventories. The inventory impairment charges were recorded to reduce the carrying value of certain materials and supplies inventories to net realizable value.

2020 ANNUAL REPORT KINROSS GOLD MDA 26 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 27 6. LIQUIDITY AND CAPITAL RESOURCES The following table summarizes Kinross’ cash flow activity: (in millions) 2020 2019 Change % Change(a) Cash Flow: Provided from operating activities 1,957.6 $ 1,224.9 $ 732.7 $ 60% Used in investing activities (1,249.1) (1,026.6) (222.5) (22%) (Used in) provided from financing activities (67.7) 25.1 (92.8) nm Effect of exchange rate changes on cash and cash equivalents (5.0) 2.7 (7.7) nm Increase in cash and cash equivalents 635.8 226.1 409.7 181% Cash and cash equivalents, beginning of period 575.1 349.0 226.1 65% Cash and cash equivalents, end of period 1,210.9 $ 575.1 $ 635.8 $ 111% Years ended December 31, (a) “nm” means not meaningful. Cash and cash equivalents balances increased by $635.8 million in 2020 compared to an increase of $226.1 million in 2019. Detailed discussions regarding cash flow movements are noted below. Operating Activities 2020 vs. 2019 Net cash flow provided from operating activities increased by $732.7 million in 2020 compared to 2019, mainly due to an increase in margins and favourable working capital changes. Investing Activities 2020 vs. 2019 Net cash flow used in investing activities was $1,249.1 million in 2020, compared to $1,026.6 million in 2019. The primary use of cash in 2020 was for capital expenditures of $916.1 million and payments for acquisitions of $267.0 million, primarily related to the acquisitions of the Chulbatkan license area and a 70% interest in the Peak development project. The primary use of cash in 2019 was for capital expenditures of $1,060.2 million, partially offset by net proceeds from the sale of long- term investments and other assets. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 26 Finance Expense (in millions) 2020 2019 Change % Change 23.0 $ 31.0 $ (8.0) $ (26%) 89.6 76.9 12.7 17% Finance expense 112.6 $ 107.9 $ 4.7 $ 4% Years ended December 31, Interest expense, including accretion of debt and lease liabilities Accretion of reclamation and remediation obligations Interest expense in 2020 increased to $89.6 million, compared to $76.9 million in 2019, primarily as a result of an increase in interest incurred from the Tasiast loan and revolving credit facility. Interest expense capitalized in 2020 was $49.1 million, compared to $47.4 million in 2019. Income and Mining Taxes Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana. In 2020, the Company recorded income tax expense of $439.8 million, compared to income tax expense of $246.7 million in 2019. The $439.8 million of income tax expense in 2020 was the result of higher operating mine profitability compared to 2019, an additional deferred tax expense of $76.2 million related to the reversal of impairment charges at Chirano and Lobo-Marte, as well as $101.2 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and the Russian Federation. This increase was partially offset by a net tax benefit of $25.4 million resulting from the enactment of the U.S. CARES Act. The $246.7 million income tax expense recognized in 2019 included an additional deferred tax expense of $68.2 million related to the reversal of impairment charges at Paracatu, as well as $1.6 million of deferred tax expense resulting from the net foreign currency translation of tax deductions with respect to the Company’s operations in Brazil and the Russian Federation. Kinross' combined federal and provincial statutory tax rate for both 2020 and 2019 was 26.5%. There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments. The Company benefitted from two significant changes in U.S. tax law included in the U.S. CARES Act. First, $33.1 million of federal Alternative Minimum Tax (“AMT”) credits that were previously expected to be received after 2020, were refunded in 2020. Second, the amendment to U.S. tax law provided for new tax loss carry-back opportunities that created additional federal AMT credits of $73.7 million, which were also refunded in 2020. The carry-back of the U.S. net operating losses also resulted in a net tax benefit of $25.4 million to 2020 tax expense, as a result of the higher federal corporate tax rates applicable in the carry-back period. On January 1, 2020, the New Tax Code in Mauritania, previously approved and promulgated in April 2019, became effective. In the fourth quarter of 2019, the Mauritanian Tax Agency released draft administrative guidance for comment and held consultative sessions with taxpayers for feedback. Final administrative guidance on the application of the new tax law has not yet been released. On January 10, 2020, the Mauritanian Legislature passed the Financial Law for the Year 2020, amending the 2019 New Tax Code. Based on draft administrative guidance available to date and other analysis, the Company does not expect the New Tax Code to have a material impact on the Company’s ongoing operations in Mauritania. The Company notes that its Mining Convention with the State of Mauritania contains tax stability provisions applicable to its current operations and mining concessions. Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

27 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 27 6. LIQUIDITY AND CAPITAL RESOURCES The following table summarizes Kinross’ cash flow activity: (in millions) 2020 2019 Change % Change(a) Cash Flow: Provided from operating activities 1,957.6 $ 1,224.9 $ 732.7 $ 60% Used in investing activities (1,249.1) (1,026.6) (222.5) (22%) (Used in) provided from financing activities (67.7) 25.1 (92.8) nm Effect of exchange rate changes on cash and cash equivalents (5.0) 2.7 (7.7) nm Increase in cash and cash equivalents 635.8 226.1 409.7 181% Cash and cash equivalents, beginning of period 575.1 349.0 226.1 65% Cash and cash equivalents, end of period 1,210.9 $ 575.1 $ 635.8 $ 111% Years ended December 31, (a) “nm” means not meaningful. Cash and cash equivalents balances increased by $635.8 million in 2020 compared to an increase of $226.1 million in 2019. Detailed discussions regarding cash flow movements are noted below. Operating Activities 2020 vs. 2019 Net cash flow provided from operating activities increased by $732.7 million in 2020 compared to 2019, mainly due to an increase in margins and favourable working capital changes. Investing Activities 2020 vs. 2019 Net cash flow used in investing activities was $1,249.1 million in 2020, compared to $1,026.6 million in 2019. The primary use of cash in 2020 was for capital expenditures of $916.1 million and payments for acquisitions of $267.0 million, primarily related to the acquisitions of the Chulbatkan license area and a 70% interest in the Peak development project. The primary use of cash in 2019 was for capital expenditures of $1,060.2 million, partially offset by net proceeds from the sale of long- term investments and other assets. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 26 Finance Expense (in millions) 2020 2019 Change % Change 23.0 $ 31.0 $ (8.0) $ (26%) 89.6 76.9 12.7 17% Finance expense 112.6 $ 107.9 $ 4.7 $ 4% Years ended December 31, Interest expense, including accretion of debt and lease liabilities Accretion of reclamation and remediation obligations Interest expense in 2020 increased to $89.6 million, compared to $76.9 million in 2019, primarily as a result of an increase in interest incurred from the Tasiast loan and revolving credit facility. Interest expense capitalized in 2020 was $49.1 million, compared to $47.4 million in 2019. Income and Mining Taxes Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana. In 2020, the Company recorded income tax expense of $439.8 million, compared to income tax expense of $246.7 million in 2019. The $439.8 million of income tax expense in 2020 was the result of higher operating mine profitability compared to 2019, an additional deferred tax expense of $76.2 million related to the reversal of impairment charges at Chirano and Lobo-Marte, as well as $101.2 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and the Russian Federation. This increase was partially offset by a net tax benefit of $25.4 million resulting from the enactment of the U.S. CARES Act. The $246.7 million income tax expense recognized in 2019 included an additional deferred tax expense of $68.2 million related to the reversal of impairment charges at Paracatu, as well as $1.6 million of deferred tax expense resulting from the net foreign currency translation of tax deductions with respect to the Company’s operations in Brazil and the Russian Federation. Kinross' combined federal and provincial statutory tax rate for both 2020 and 2019 was 26.5%. There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments. The Company benefitted from two significant changes in U.S. tax law included in the U.S. CARES Act. First, $33.1 million of federal Alternative Minimum Tax (“AMT”) credits that were previously expected to be received after 2020, were refunded in 2020. Second, the amendment to U.S. tax law provided for new tax loss carry-back opportunities that created additional federal AMT credits of $73.7 million, which were also refunded in 2020. The carry-back of the U.S. net operating losses also resulted in a net tax benefit of $25.4 million to 2020 tax expense, as a result of the higher federal corporate tax rates applicable in the carry-back period. On January 1, 2020, the New Tax Code in Mauritania, previously approved and promulgated in April 2019, became effective. In the fourth quarter of 2019, the Mauritanian Tax Agency released draft administrative guidance for comment and held consultative sessions with taxpayers for feedback. Final administrative guidance on the application of the new tax law has not yet been released. On January 10, 2020, the Mauritanian Legislature passed the Financial Law for the Year 2020, amending the 2019 New Tax Code. Based on draft administrative guidance available to date and other analysis, the Company does not expect the New Tax Code to have a material impact on the Company’s ongoing operations in Mauritania. The Company notes that its Mining Convention with the State of Mauritania contains tax stability provisions applicable to its current operations and mining concessions. Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

2020 ANNUAL REPORT KINROSS GOLD MDA 28 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 29 Balance Sheet (in millions) 2020 2019 2018 Cash and cash equivalents 1,210.9 $ 575.1 $ 349.0 $ Current assets 2,449.7 $ 1,824.7 $ 1,597.9 $ Total assets 10,933.2 $ 9,076.0 $ 8,063.8 $ Current liabilities, including current portion of long-term debt 1,348.4 $ 615.5 $ 612.4 $ Total long-term financial liabilities(a) 2,331.6 $ 2,714.9 $ 2,551.4 $ Total debt and credit facilities, including current portion 1,923.9 $ 1,837.4 $ 1,735.0 $ Total liabilities 4,270.2 $ 3,743.4 $ 3,536.5 $ Common shareholders' equity 6,596.5 $ 5,318.5 $ 4,506.7 $ Non-controlling interests 66.5 $ 14.1 $ 20.6 $ Statistics Working capital(b) 1,101.3 $ 1,209.2 $ 985.5 $ Working capital ratio(c) 1.82:1 2.96:1 2.61:1 As at December 31, (a) Includes long-term debt and credit facilities, provisions, and long-term lease liabilities. (b) Calculated as current assets less current liabilities. (c) Calculated as current assets divided by current liabilities. At December 31, 2020, Kinross had cash and cash equivalents of $1,210.9 million, an increase of $635.8 million from the balance as at December 31, 2019, primarily due to net operating cash inflows of $1,957.6 million and a $200.0 million drawdown on the Tasiast loan. These increases were partially offset by $267.0 million of payments for acquisitions made in 2020, primarily for the acquisitions of the Chulbatkan license area and a 70% interest in the Peak development project, total interest payments of $111.0 million, net repayments of $100.0 million on the revolving credit facility, and dividends paid of $75.5 million. Current assets increased to $2,449.7 million, from $1,824.7 million mainly due to the increase in cash and cash equivalents. Total assets increased by $1,857.2 million to $10,933.2 million, primarily due to increases in current assets, and in property, plant and equipment, primarily as a result of additions of $1,077.9 million, reversals of impairment charges of $689.0 million, acquisitions of $465.4 million, mainly related to the Chulbatkan license area and a 70% interest in the Peak development project, partially offset by depreciation, depletion and amortization of $970.2 million. Current liabilities increased by $732.9 million to $1,348.4 million, mainly due to the $499.7 million increase in the current portion of long-term debt reflecting the reclassification of the senior notes due in September 2021 and the $141.5 million deferred payment obligation related to the final installment of the purchase price of the Chulbatkan license area that was paid on January 15, 2021. Total liabilities increased by $526.8 million, mainly due to the $200.0 million drawdown on the Tasiast loan, increases in deferred tax liabilities, and the increase in deferred payment obligation, as noted above. At December 31, 2019, Kinross had cash and cash equivalents of $575.1 million, an increase of $226.1 million from the balance as at December 31, 2018, primarily due to net operating cash inflows of $1,224.9 million and a net drawdown on the revolving credit facility of $100.0 million, partially offset by capital expenditures of $1,105.2 million. Current assets increased to $1,824.7 million, mainly due to the increase in cash and cash equivalents, partially offset by a decrease in current income tax recoverable. Total assets increased by $1,012.2 million to $9,076.0 million, due to the increases in property, plant and equipment and cash and cash equivalents, partially offset by the decreases in long-term investments and current income tax recoverable. Total liabilities were higher by $206.9 million, primarily due to an increase in long-term debt and credit facilities, primarily as a result of $100.0 million net drawdown on the revolving credit facility, as well as increases in deferred tax liabilities and the recognition of lease liabilities upon the Company’s adoption of IFRS 16 “Leases”. As of February 9, 2021, there were 1,258.4 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 5.6 million share purchase options outstanding under its share option plan. On February 10, 2021, the Board of Directors declared a dividend of $0.03 per common share payable on March 18, 2021 to shareholders of record on March 3, 2021. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 28 The following table presents a breakdown of capital expenditures(a) on a cash basis: (in millions) 2020 2019 Change % Change(d) Operating segments Fort Knox 138.7 $ 135.4 $ 3.3 $ 2% Round Mountain 159.1 221.4 (62.3) (28%) Bald Mountain 103.8 211.1 (107.3) (51%) Paracatu 152.3 107.7 44.6 41% Kupol(b) 32.7 39.3 (6.6) (17%) Tasiast 224.8 301.1 (76.3) (25%) Chirano 27.2 18.7 8.5 45% Non-operating segment Corporate and other(c) 77.5 25.5 52.0 nm Total 916.1 $ 1,060.2 $ (144.1) $ (14%) Years ended December 31, (a) “Capital expenditures” is as reported as “Additions to property, plant and equipment” on the condensed consolidated statement of cash flows which, starting in 2020 excludes, “Interest paid capitalized to property, plant and equipment”, now reported as a separate item on the consolidated statement of cash flows. (b) Includes $2.3 million of capital expenditures at Dvoinoye during 2020 (2019 - $8.9 million). (c) “Corporate and other” includes corporate and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Maricunga and Peak). (d) “nm” means not meaningful. In 2020, capital expenditures decreased by $144.1 million, compared 2019, primarily a result of the completion of the Vantage Complex project at Bald Mountain and Phase W construction at Round Mountain in 2019 and less capital stripping at Tasiast in 2020 as a result of impacts of the global COVID-19 pandemic, partially offset by additional mining equipment purchased at Paracatu in 2020. Financing Activities 2020 vs. 2019 Net cash flow used in financing activities was $67.7 million in 2020, compared to the net cash flow provided from financing activities of $25.1 million in 2019. The $100.0 million outstanding on the revolving credit facility as at December 31, 2019 was repaid in early February 2020. On March 20, 2020, the Company drew down $750.0 million from the $1.5 billion revolving credit facility as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and repaid $250.0 million of the drawn amount on July 24, 2020 and the remaining $500.0 million balance on September 18, 2020. On April 9, 2020 the Company drew down $200.0 million from the $300.0 million Tasiast loan. Total interest paid was $111.0 million in 2020, of which $63.1 million was included in financing activities. The Company reinstated and declared dividends in September and November 2020, resulting in payments of $75.5 million in the fourth quarter of 2020. In 2019, net cash flow provided from financing activities included a net drawdown of $100.0 million on the revolving credit facility. Total interest paid was $100.6 million in 2019, of which $55.6 million was included in financing activities. No dividends were paid in 2019.

29 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 29 Balance Sheet (in millions) 2020 2019 2018 Cash and cash equivalents 1,210.9 $ 575.1 $ 349.0 $ Current assets 2,449.7 $ 1,824.7 $ 1,597.9 $ Total assets 10,933.2 $ 9,076.0 $ 8,063.8 $ Current liabilities, including current portion of long-term debt 1,348.4 $ 615.5 $ 612.4 $ Total long-term financial liabilities(a) 2,331.6 $ 2,714.9 $ 2,551.4 $ Total debt and credit facilities, including current portion 1,923.9 $ 1,837.4 $ 1,735.0 $ Total liabilities 4,270.2 $ 3,743.4 $ 3,536.5 $ Common shareholders' equity 6,596.5 $ 5,318.5 $ 4,506.7 $ Non-controlling interests 66.5 $ 14.1 $ 20.6 $ Statistics Working capital(b) 1,101.3 $ 1,209.2 $ 985.5 $ Working capital ratio(c) 1.82:1 2.96:1 2.61:1 As at December 31, (a) Includes long-term debt and credit facilities, provisions, and long-term lease liabilities. (b) Calculated as current assets less current liabilities. (c) Calculated as current assets divided by current liabilities. At December 31, 2020, Kinross had cash and cash equivalents of $1,210.9 million, an increase of $635.8 million from the balance as at December 31, 2019, primarily due to net operating cash inflows of $1,957.6 million and a $200.0 million drawdown on the Tasiast loan. These increases were partially offset by $267.0 million of payments for acquisitions made in 2020, primarily for the acquisitions of the Chulbatkan license area and a 70% interest in the Peak development project, total interest payments of $111.0 million, net repayments of $100.0 million on the revolving credit facility, and dividends paid of $75.5 million. Current assets increased to $2,449.7 million, from $1,824.7 million mainly due to the increase in cash and cash equivalents. Total assets increased by $1,857.2 million to $10,933.2 million, primarily due to increases in current assets, and in property, plant and equipment, primarily as a result of additions of $1,077.9 million, reversals of impairment charges of $689.0 million, acquisitions of $465.4 million, mainly related to the Chulbatkan license area and a 70% interest in the Peak development project, partially offset by depreciation, depletion and amortization of $970.2 million. Current liabilities increased by $732.9 million to $1,348.4 million, mainly due to the $499.7 million increase in the current portion of long-term debt reflecting the reclassification of the senior notes due in September 2021 and the $141.5 million deferred payment obligation related to the final installment of the purchase price of the Chulbatkan license area that was paid on January 15, 2021. Total liabilities increased by $526.8 million, mainly due to the $200.0 million drawdown on the Tasiast loan, increases in deferred tax liabilities, and the increase in deferred payment obligation, as noted above. At December 31, 2019, Kinross had cash and cash equivalents of $575.1 million, an increase of $226.1 million from the balance as at December 31, 2018, primarily due to net operating cash inflows of $1,224.9 million and a net drawdown on the revolving credit facility of $100.0 million, partially offset by capital expenditures of $1,105.2 million. Current assets increased to $1,824.7 million, mainly due to the increase in cash and cash equivalents, partially offset by a decrease in current income tax recoverable. Total assets increased by $1,012.2 million to $9,076.0 million, due to the increases in property, plant and equipment and cash and cash equivalents, partially offset by the decreases in long-term investments and current income tax recoverable. Total liabilities were higher by $206.9 million, primarily due to an increase in long-term debt and credit facilities, primarily as a result of $100.0 million net drawdown on the revolving credit facility, as well as increases in deferred tax liabilities and the recognition of lease liabilities upon the Company’s adoption of IFRS 16 “Leases”. As of February 9, 2021, there were 1,258.4 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 5.6 million share purchase options outstanding under its share option plan. On February 10, 2021, the Board of Directors declared a dividend of $0.03 per common share payable on March 18, 2021 to shareholders of record on March 3, 2021. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 28 The following table presents a breakdown of capital expenditures(a) on a cash basis: (in millions) 2020 2019 Change % Change(d) Operating segments Fort Knox 138.7 $ 135.4 $ 3.3 $ 2% Round Mountain 159.1 221.4 (62.3) (28%) Bald Mountain 103.8 211.1 (107.3) (51%) Paracatu 152.3 107.7 44.6 41% Kupol(b) 32.7 39.3 (6.6) (17%) Tasiast 224.8 301.1 (76.3) (25%) Chirano 27.2 18.7 8.5 45% Non-operating segment Corporate and other(c) 77.5 25.5 52.0 nm Total 916.1 $ 1,060.2 $ (144.1) $ (14%) Years ended December 31, (a) “Capital expenditures” is as reported as “Additions to property, plant and equipment” on the condensed consolidated statement of cash flows which, starting in 2020 excludes, “Interest paid capitalized to property, plant and equipment”, now reported as a separate item on the consolidated statement of cash flows. (b) Includes $2.3 million of capital expenditures at Dvoinoye during 2020 (2019 - $8.9 million). (c) “Corporate and other” includes corporate and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Maricunga and Peak). (d) “nm” means not meaningful. In 2020, capital expenditures decreased by $144.1 million, compared 2019, primarily a result of the completion of the Vantage Complex project at Bald Mountain and Phase W construction at Round Mountain in 2019 and less capital stripping at Tasiast in 2020 as a result of impacts of the global COVID-19 pandemic, partially offset by additional mining equipment purchased at Paracatu in 2020. Financing Activities 2020 vs. 2019 Net cash flow used in financing activities was $67.7 million in 2020, compared to the net cash flow provided from financing activities of $25.1 million in 2019. The $100.0 million outstanding on the revolving credit facility as at December 31, 2019 was repaid in early February 2020. On March 20, 2020, the Company drew down $750.0 million from the $1.5 billion revolving credit facility as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and repaid $250.0 million of the drawn amount on July 24, 2020 and the remaining $500.0 million balance on September 18, 2020. On April 9, 2020 the Company drew down $200.0 million from the $300.0 million Tasiast loan. Total interest paid was $111.0 million in 2020, of which $63.1 million was included in financing activities. The Company reinstated and declared dividends in September and November 2020, resulting in payments of $75.5 million in the fourth quarter of 2020. In 2019, net cash flow provided from financing activities included a net drawdown of $100.0 million on the revolving credit facility. Total interest paid was $100.6 million in 2019, of which $55.6 million was included in financing activities. No dividends were paid in 2019.

2020 ANNUAL REPORT KINROSS GOLD MDA 30 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 31 Other The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with EDC was extended to June 30, 2022, effective July 1, 2020. As part of the EDC renewal, the facility was expanded to allow for use for other obligations beyond reclamation liabilities. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2020, $228.9 million (December 31, 2019 - $227.8 million) was utilized under this facility. In addition, at December 31, 2020, the Company had $175.6 million (December 31, 2019 - $184.7 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.74%. As at December 31, 2020, $290.1 million (December 31, 2019 - $276.5 million) of surety bonds were outstanding with respect to Kinross’ assets in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%. The following table outlines the credit facilities’ utilization and availability: (in millions) 2020 2019 Utilization of revolving credit facility (7.5) $ (119.1) $ Utilization of EDC facility (228.9) (227.8) Borrowings (236.4) $ (346.9) $ Available under revolving credit facility 1,492.5 $ 1,380.9 $ Available under EDC credit facility 71.1 72.2 Available credit 1,563.6 $ 1,453.1 $ As at December 31, Total debt of $1,923.9 million as at December 31, 2020 consists of $1,739.8 million related to the senior notes, and $184.1 million related to the Tasiast loan. The current portion of this debt as at December 31, 2020 is $499.7 million and relates to the Company’s 5.125% senior notes due in September 2021. Liquidity Outlook As at December 31, 2020, the Company has $500.0 million in scheduled debt repayments due in September 2021. We believe that the Company’s existing cash and cash equivalents balance of $1,210.9 million, available credit of $1,563.6 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), debt repayments noted above, reclamation and remediation obligations, and lease liabilities, currently estimated for the next 12 months. All of Kinross’ mines continued production during 2020, as the Company’s ongoing response to the COVID-19 pandemic continued to maintain the safety of its global workforce and host communities while mitigating operational impacts. However, COVID-19 did partially affect overall performance, productivity rates and costs, mainly as a result of global travel constraints and the implementation of rigorous safety protocols and measures at all mines and projects. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources. With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 30 Financings and Credit Facilities Senior notes The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due in September 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041. The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021, 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any. Revolving credit facility As at December 31, 2020, the Company had utilized $7.5 million (December 31, 2019 - $119.1 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit. In February 2020, the Company repaid the previously outstanding $100.0 million balance on the revolving credit facility. The Company drew down $750.0 million on March 20, 2020 as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic. The Company repaid $250.0 million of this drawn amount on July 24, 2020 and repaid the remaining $500.0 million balance on September 18, 2020. On July 25, 2019, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2023 to August 10, 2024. Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2020, interest charges and fees are as follows: Type of credit Revolving credit facility LIBOR plus 1.625% Letters of credit 1.0833-1.625% Standby fee applicable to unused availability 0.325% The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2020. The Company is monitoring the announced future LIBOR reference rate phase out and replacement, and will engage in discussions with applicable financial institutions to ensure a comparable replacement pricing mechanism is agreed to where LIBOR is required as a reference rate. Tasiast loan On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with the first drawdown of $200.0 million received on April 9, 2020, and the remaining $100.0 million is available to be drawn up to March 2022. The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest payments to be made in June and December for the term of the loan, and first principal repayments due in June 2022. As at December 31, 2020, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets.

31 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 31 Other The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with EDC was extended to June 30, 2022, effective July 1, 2020. As part of the EDC renewal, the facility was expanded to allow for use for other obligations beyond reclamation liabilities. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2020, $228.9 million (December 31, 2019 - $227.8 million) was utilized under this facility. In addition, at December 31, 2020, the Company had $175.6 million (December 31, 2019 - $184.7 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.74%. As at December 31, 2020, $290.1 million (December 31, 2019 - $276.5 million) of surety bonds were outstanding with respect to Kinross’ assets in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%. The following table outlines the credit facilities’ utilization and availability: (in millions) 2020 2019 Utilization of revolving credit facility (7.5) $ (119.1) $ Utilization of EDC facility (228.9) (227.8) Borrowings (236.4) $ (346.9) $ Available under revolving credit facility 1,492.5 $ 1,380.9 $ Available under EDC credit facility 71.1 72.2 Available credit 1,563.6 $ 1,453.1 $ As at December 31, Total debt of $1,923.9 million as at December 31, 2020 consists of $1,739.8 million related to the senior notes, and $184.1 million related to the Tasiast loan. The current portion of this debt as at December 31, 2020 is $499.7 million and relates to the Company’s 5.125% senior notes due in September 2021. Liquidity Outlook As at December 31, 2020, the Company has $500.0 million in scheduled debt repayments due in September 2021. We believe that the Company’s existing cash and cash equivalents balance of $1,210.9 million, available credit of $1,563.6 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), debt repayments noted above, reclamation and remediation obligations, and lease liabilities, currently estimated for the next 12 months. All of Kinross’ mines continued production during 2020, as the Company’s ongoing response to the COVID-19 pandemic continued to maintain the safety of its global workforce and host communities while mitigating operational impacts. However, COVID-19 did partially affect overall performance, productivity rates and costs, mainly as a result of global travel constraints and the implementation of rigorous safety protocols and measures at all mines and projects. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources. With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 30 Financings and Credit Facilities Senior notes The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due in September 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041. The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021, 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any. Revolving credit facility As at December 31, 2020, the Company had utilized $7.5 million (December 31, 2019 - $119.1 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit. In February 2020, the Company repaid the previously outstanding $100.0 million balance on the revolving credit facility. The Company drew down $750.0 million on March 20, 2020 as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic. The Company repaid $250.0 million of this drawn amount on July 24, 2020 and repaid the remaining $500.0 million balance on September 18, 2020. On July 25, 2019, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2023 to August 10, 2024. Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2020, interest charges and fees are as follows: Type of credit Revolving credit facility LIBOR plus 1.625% Letters of credit 1.0833-1.625% Standby fee applicable to unused availability 0.325% The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2020. The Company is monitoring the announced future LIBOR reference rate phase out and replacement, and will engage in discussions with applicable financial institutions to ensure a comparable replacement pricing mechanism is agreed to where LIBOR is required as a reference rate. Tasiast loan On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with the first drawdown of $200.0 million received on April 9, 2020, and the remaining $100.0 million is available to be drawn up to March 2022. The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest payments to be made in June and December for the term of the loan, and first principal repayments due in June 2022. As at December 31, 2020, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets.

2020 ANNUAL REPORT KINROSS GOLD MDA 32 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 33 Other legal matters The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows. Maricunga regulatory proceedings In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal. On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The timing of any rulings by the Supreme Court on the parties’ respective appeals remains uncertain. Sunnyside litigation The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of that work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA. In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 32 Contractual Obligations and Commitments The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2020: (in millions) Total 2021 2022-2025 2026 & thereafter Long-term debt and credit facilities (a) 1,950.0 $ 500.0 $ 612.0 $ 838.0 $ Lease liability obligations 88.7 28.6 45.8 14.3 Operating lease obligations 46.7 5.4 19.5 21.8 Purchase obligations(b) 992.6 719.2 261.8 11.6 Reclamation and remediation obligations 1,071.4 59.4 298.8 713.2 Interest and other fees 726.9 115.5 283.1 328.3 Total 4,876.3 $ 1,428.1 $ 1,521.0 $ 1,927.2 $ (a) Debt repayments are based on amounts due pursuant to the terms of existing indebtedness. (b) Includes both capital and operating commitments, of which $153.1 million relates to commitments for capital expenditures. The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The following table provides a summary of derivative contracts outstanding at December 31, 2020 and their respective maturities: Foreign currency 2021 2022 2023 Brazilian real zero cost collars (in millions of U.S. dollars) 103.6 $ 64.8 $ 43.2 $ Average put strike (Brazilian real) 4.35 4.62 5.00 Average call strike (Brazilian real) 5.39 6.56 7.26 Canadian dollar forward buy contracts (in millions of U.S. dollars) 25.2 $ 12.0 $ - $ Average rate (Canadian dollar) 1.37 1.40 - Russian rouble zero cost collars (in millions of U.S. dollars) 51.6 $ 36.0 $ 20.4 $ Average put strike (Russian rouble) 70.3 75.0 77.0 Average call strike (Russian rouble) 87.8 100.6 97.8 Energy WTI oil swap contracts (barrels) 1,054,400 822,600 565,200 Average price 47.52 $ 42.14 $ 39.58 $ The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At December 31, 2020, 5,695,000 TRS units were outstanding. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2020 or December 31, 2019. Fair values of derivative instruments The fair values of derivative instruments are noted in the table below: (in millions) 2020 2019 Asset (liability) Foreign currency forward and collar contracts (4.3) $ 3.9 $ Energy swap contracts 7.6 4.0 Total return swap contracts (11.0) (1.3) (7.7) $ 6.6 $ As at December 31,

33 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 33 Other legal matters The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows. Maricunga regulatory proceedings In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal. On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The timing of any rulings by the Supreme Court on the parties’ respective appeals remains uncertain. Sunnyside litigation The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of that work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA. In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 32 Contractual Obligations and Commitments The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2020: (in millions) Total 2021 2022-2025 2026 & thereafter Long-term debt and credit facilities (a) 1,950.0 $ 500.0 $ 612.0 $ 838.0 $ Lease liability obligations 88.7 28.6 45.8 14.3 Operating lease obligations 46.7 5.4 19.5 21.8 Purchase obligations(b) 992.6 719.2 261.8 11.6 Reclamation and remediation obligations 1,071.4 59.4 298.8 713.2 Interest and other fees 726.9 115.5 283.1 328.3 Total 4,876.3 $ 1,428.1 $ 1,521.0 $ 1,927.2 $ (a) Debt repayments are based on amounts due pursuant to the terms of existing indebtedness. (b) Includes both capital and operating commitments, of which $153.1 million relates to commitments for capital expenditures. The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The following table provides a summary of derivative contracts outstanding at December 31, 2020 and their respective maturities: Foreign currency 2021 2022 2023 Brazilian real zero cost collars (in millions of U.S. dollars) 103.6 $ 64.8 $ 43.2 $ Average put strike (Brazilian real) 4.35 4.62 5.00 Average call strike (Brazilian real) 5.39 6.56 7.26 Canadian dollar forward buy contracts (in millions of U.S. dollars) 25.2 $ 12.0 $ - $ Average rate (Canadian dollar) 1.37 1.40 - Russian rouble zero cost collars (in millions of U.S. dollars) 51.6 $ 36.0 $ 20.4 $ Average put strike (Russian rouble) 70.3 75.0 77.0 Average call strike (Russian rouble) 87.8 100.6 97.8 Energy WTI oil swap contracts (barrels) 1,054,400 822,600 565,200 Average price 47.52 $ 42.14 $ 39.58 $ The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At December 31, 2020, 5,695,000 TRS units were outstanding. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2020 or December 31, 2019. Fair values of derivative instruments The fair values of derivative instruments are noted in the table below: (in millions) 2020 2019 Asset (liability) Foreign currency forward and collar contracts (4.3) $ 3.9 $ Energy swap contracts 7.6 4.0 Total return swap contracts (11.0) (1.3) (7.7) $ 6.6 $ As at December 31,

2020 ANNUAL REPORT KINROSS GOLD MDA 34 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 35 On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate. Each calendar quarter beginning April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated January 29, 2021, asserted 144 alleged violations had occurred in the fourth quarter of 2020. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been, or will be, timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate. On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure adequately to capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated and remain pending. 7. SUMMARY OF QUARTERLY INFORMATION (in millions, except per share amounts) Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Metal sales 1,195.1 $ 1,131.3 $ 1,007.2 $ 879.8 $ 996.2 $ 877.1 $ 837.8 $ 786.2 $ 783.3 $ 240.7 $ 195.7 $ 122.7 $ 521.5 $ 60.9 $ 71.5 $ 64.7 $ 0.62 $ 0.19 $ 0.16 $ 0.10 $ 0.41 $ 0.05 $ 0.06 $ 0.05 $ 0.62 $ 0.19 $ 0.15 $ 0.10 $ 0.41 $ 0.05 $ 0.06 $ 0.05 $ 681.1 $ 544.1 $ 432.8 $ 299.6 $ 408.6 $ 231.7 $ 333.0 $ 251.6 $ Net earnings attributable to common shareholders Diluted earnings per share attributable to common shareholders Net cash flow provided from operating activities Basic earnings per share attributable to common shareholders 2019 2020 The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results. During the fourth quarter of 2020, revenue increased to $1,195.1 million on total gold equivalent ounces sold of 637,169, compared to $996.2 million on sales of 670,917 total gold equivalent ounces during the fourth quarter of 2019. The average gold price realized in the fourth quarter of 2020 was $1,875 per ounce compared to $1,485 per ounce in 2019. Production cost of sales in the fourth quarter of 2020 decreased by 13% compared to the same period in 2019. Lower costs at Paracatu mainly due to favourable foreign exchange movements and at Round Mountain due to lower gold equivalent ounces sold. This decrease was partially offset by higher costs at Tasiast due to an increase in gold equivalent ounces sold. Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as reversals of impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods. In the fourth quarter of 2020, the Company recorded net, after‐tax, impairment reversals of $564.5 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte, and net, after-tax, impairment charges of $32.5 million relating to certain supplies inventories at Kupol and Tasiast. In the second quarter of 2020, the Company recorded an impairment reversal of $48.3 million related to property, plant and equipment at Lobo-Marte. In the fourth quarter of 2019, the Company recorded net, after‐tax, impairment reversals of $293.6 million related to impairment reversals of property, plant and equipment at Paracatu and Tasiast. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 34 negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it. In the fourth quarter of 2020, SGC and Kinross reached settlements with the Navajo Nation and the State of New Mexico, which settlements will result in a dismissal with prejudice of all claims by these parties against SGC and Kinross. Although these settlements are not subject to entry of a Consent Decree approving the settlements, a Consent Decree approving the settlements will be lodged with the United States District Court for the District of New Mexico for public notice and comment. Upon expiration of the comment period, the parties will move the Court for entry of the Consent Decree. Kettle River-Buckhorn regulatory proceedings Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed the Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted. On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

35 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 35 On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate. Each calendar quarter beginning April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated January 29, 2021, asserted 144 alleged violations had occurred in the fourth quarter of 2020. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been, or will be, timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate. On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure adequately to capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated and remain pending. 7. SUMMARY OF QUARTERLY INFORMATION (in millions, except per share amounts) Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Metal sales 1,195.1 $ 1,131.3 $ 1,007.2 $ 879.8 $ 996.2 $ 877.1 $ 837.8 $ 786.2 $ 783.3 $ 240.7 $ 195.7 $ 122.7 $ 521.5 $ 60.9 $ 71.5 $ 64.7 $ 0.62 $ 0.19 $ 0.16 $ 0.10 $ 0.41 $ 0.05 $ 0.06 $ 0.05 $ 0.62 $ 0.19 $ 0.15 $ 0.10 $ 0.41 $ 0.05 $ 0.06 $ 0.05 $ 681.1 $ 544.1 $ 432.8 $ 299.6 $ 408.6 $ 231.7 $ 333.0 $ 251.6 $ Net earnings attributable to common shareholders Diluted earnings per share attributable to common shareholders Net cash flow provided from operating activities Basic earnings per share attributable to common shareholders 2019 2020 The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results. During the fourth quarter of 2020, revenue increased to $1,195.1 million on total gold equivalent ounces sold of 637,169, compared to $996.2 million on sales of 670,917 total gold equivalent ounces during the fourth quarter of 2019. The average gold price realized in the fourth quarter of 2020 was $1,875 per ounce compared to $1,485 per ounce in 2019. Production cost of sales in the fourth quarter of 2020 decreased by 13% compared to the same period in 2019. Lower costs at Paracatu mainly due to favourable foreign exchange movements and at Round Mountain due to lower gold equivalent ounces sold. This decrease was partially offset by higher costs at Tasiast due to an increase in gold equivalent ounces sold. Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as reversals of impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods. In the fourth quarter of 2020, the Company recorded net, after‐tax, impairment reversals of $564.5 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte, and net, after-tax, impairment charges of $32.5 million relating to certain supplies inventories at Kupol and Tasiast. In the second quarter of 2020, the Company recorded an impairment reversal of $48.3 million related to property, plant and equipment at Lobo-Marte. In the fourth quarter of 2019, the Company recorded net, after‐tax, impairment reversals of $293.6 million related to impairment reversals of property, plant and equipment at Paracatu and Tasiast. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 34 negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it. In the fourth quarter of 2020, SGC and Kinross reached settlements with the Navajo Nation and the State of New Mexico, which settlements will result in a dismissal with prejudice of all claims by these parties against SGC and Kinross. Although these settlements are not subject to entry of a Consent Decree approving the settlements, a Consent Decree approving the settlements will be lodged with the United States District Court for the District of New Mexico for public notice and comment. Upon expiration of the comment period, the parties will move the Court for entry of the Consent Decree. Kettle River-Buckhorn regulatory proceedings Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed the Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted. On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

2020 ANNUAL REPORT KINROSS GOLD MDA 36 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 37 10. RISK ANALYSIS The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2019, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2020, which will be filed on SEDAR on or about March 31, 2021. Gold Price and Silver Price The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties. In 2020, the Company’s average realized gold price increased to $1,774 per ounce from $1,392 per ounce in 2019. If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly material. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Nature of Mineral Exploration and Mining The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations. The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 36 Net operating cash flows increased to $681.1 million in the fourth quarter of 2020, compared to $408.6 million in the same period in 2019, primarily due to an increase in margins. On December 2, 2019, the Company entered into an agreement with Maverix to sell a royalty portfolio of precious metals royalties. On December 19, 2019, the Company completed the sale for total consideration of $73.9 million, including $25.0 million in cash and approximately 11.2 million common shares, representing 9.4% of the issued and outstanding common shares, of Maverix. On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan license located in Khabarovsk Krai, Far East Russia, from N-Mining, for total fixed consideration of $283.0 million. On January 16, 2020, the Company closed the acquisition of this Chulbatkan license area. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash. On January 15, 2021, in accordance with a further amended acquisition agreement, the Company paid the final installment of $141.5 million in cash. On September 30, 2020, the Company acquired a 70% interest in the Peak development project in Alaska from Royal Gold and CORE Alaska for a total cash consideration of $93.7 million. 8. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer. As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ internal control over financial reporting was effective as at December 31, 2020. Limitations of Controls and Procedures Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met. 9. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES Critical Accounting Policies and Estimates Critical accounting policies and estimates are disclosed in Note 5 of the audited consolidated financial statements. Accounting Changes Effective January 1, 2020, the Company adopted amendments to IFRS 3 “Business Combinations”, which amended the definition of a business. Details of this accounting change are disclosed in Note 4 of the audited consolidated financial statements.

37 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 37 10. RISK ANALYSIS The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2019, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2020, which will be filed on SEDAR on or about March 31, 2021. Gold Price and Silver Price The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties. In 2020, the Company’s average realized gold price increased to $1,774 per ounce from $1,392 per ounce in 2019. If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly material. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Nature of Mineral Exploration and Mining The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations. The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 36 Net operating cash flows increased to $681.1 million in the fourth quarter of 2020, compared to $408.6 million in the same period in 2019, primarily due to an increase in margins. On December 2, 2019, the Company entered into an agreement with Maverix to sell a royalty portfolio of precious metals royalties. On December 19, 2019, the Company completed the sale for total consideration of $73.9 million, including $25.0 million in cash and approximately 11.2 million common shares, representing 9.4% of the issued and outstanding common shares, of Maverix. On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan license located in Khabarovsk Krai, Far East Russia, from N-Mining, for total fixed consideration of $283.0 million. On January 16, 2020, the Company closed the acquisition of this Chulbatkan license area. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash. On January 15, 2021, in accordance with a further amended acquisition agreement, the Company paid the final installment of $141.5 million in cash. On September 30, 2020, the Company acquired a 70% interest in the Peak development project in Alaska from Royal Gold and CORE Alaska for a total cash consideration of $93.7 million. 8. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer. As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ internal control over financial reporting was effective as at December 31, 2020. Limitations of Controls and Procedures Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met. 9. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES Critical Accounting Policies and Estimates Critical accounting policies and estimates are disclosed in Note 5 of the audited consolidated financial statements. Accounting Changes Effective January 1, 2020, the Company adopted amendments to IFRS 3 “Business Combinations”, which amended the definition of a business. Details of this accounting change are disclosed in Note 4 of the audited consolidated financial statements.

2020 ANNUAL REPORT KINROSS GOLD MDA 38 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 39 Outbreak of Infectious Disease or Pandemic An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions and fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Company operates. Labour shortages due to illness, Company or government imposed isolation programs, or restrictions on the movement of personnel or possible supply chain disruptions could result in a reduction or interruption of the Company’s operations, including mine shutdowns or suspensions. The inability to transport or refine and process the Company’s products could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. While the Company’s operations have not been materially impacted to date, there can be no assurance that Kinross will remain unaffected by the current COVID-19 crisis or potential future health crises. The extent to which COVID-19 and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to contain the COVID-19 or remedy its impact, among others. Internal Controls Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation. Kinross is required to satisfy the requirement of Section 404 of SOX, which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting. If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Kinross’ failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations. Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with SOX. Indebtedness and an Inability to Satisfy Repayment Obligations Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness. Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 38 land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital. Kinross mitigates the likelihood and potential severity of these mining risks in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that appropriate and cost-effective coverage is obtained. Environmental Impact and Related Regulatory Risk Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross. Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, interpretations by Governments, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, interpretations or enforcement including those pertaining to taxes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. In light of tailings dam incidents in Brazil in 2015 and 2019, federal lawmakers have proposed legislation aimed at addressing risks of future tailings dam failures. While there are a variety of measures under consideration, recently approved legislation at the federal and state level includes the potential increase of financial assurance requirements, increased fines and penalties for environmental damages and/or require the Company to further address risks to residents downstream. While regulations are pending on these issues, these laws and regulations may adversely affect Kinross’ operations in Brazil or increase the costs associated with those operations. Certain of the Company’s operations are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details refer to Section 6 - Other legal matters. Reclamation Costs and Financial Assurance In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances contemplated in Brazil under proposed tailing dam legislation. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company.

39 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 39 Outbreak of Infectious Disease or Pandemic An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions and fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Company operates. Labour shortages due to illness, Company or government imposed isolation programs, or restrictions on the movement of personnel or possible supply chain disruptions could result in a reduction or interruption of the Company’s operations, including mine shutdowns or suspensions. The inability to transport or refine and process the Company’s products could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. While the Company’s operations have not been materially impacted to date, there can be no assurance that Kinross will remain unaffected by the current COVID-19 crisis or potential future health crises. The extent to which COVID-19 and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to contain the COVID-19 or remedy its impact, among others. Internal Controls Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation. Kinross is required to satisfy the requirement of Section 404 of SOX, which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting. If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Kinross’ failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations. Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with SOX. Indebtedness and an Inability to Satisfy Repayment Obligations Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness. Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 38 land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital. Kinross mitigates the likelihood and potential severity of these mining risks in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that appropriate and cost-effective coverage is obtained. Environmental Impact and Related Regulatory Risk Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross. Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, interpretations by Governments, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, interpretations or enforcement including those pertaining to taxes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. In light of tailings dam incidents in Brazil in 2015 and 2019, federal lawmakers have proposed legislation aimed at addressing risks of future tailings dam failures. While there are a variety of measures under consideration, recently approved legislation at the federal and state level includes the potential increase of financial assurance requirements, increased fines and penalties for environmental damages and/or require the Company to further address risks to residents downstream. While regulations are pending on these issues, these laws and regulations may adversely affect Kinross’ operations in Brazil or increase the costs associated with those operations. Certain of the Company’s operations are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details refer to Section 6 - Other legal matters. Reclamation Costs and Financial Assurance In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances contemplated in Brazil under proposed tailing dam legislation. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company.

2020 ANNUAL REPORT KINROSS GOLD MDA 40 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 41 projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, earthquakes, and pandemics; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition. Shortages and Price Volatility of Input Commodities, Services and Other Inputs The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile, Brazil and Ghana. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment due to factors beyond the Company’s control such as a pandemic or a similar public health threat, may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price fluctuations. Uncertainty in the Russian Federation The Company is subject to the considerations and risks of operating in the Russian Federation. Ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation’s foreign policy decisions, allegations of cyberattacks, and allegations of interference with foreign elections) have resulted in the imposition of sectoral and other economic sanctions, and increased the risk that the U.S. and certain other governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by the United States, Canada or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company’s assets and operations. New laws or regulations, or amendments to current laws and regulations, including the renegotiation or removal of international tax treaties could have a material adverse effect on the Company, increase costs and result in a substantially higher tax burden for the Company’s operations in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc. Uncertainty in Mauritania Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company’s ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability ; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 40 Mineral Reserve and Mineral Resource Estimates Mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2020, based upon an assumed gold price of $1,200 per ounce. Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. In addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross’s mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws and other jurisdictions. There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates. Development Projects Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approval. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations. In addition, as a result of the substantial expenditures involved, development projects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these government permits or approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. Production and Cost Estimates The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral

41 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 41 projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, earthquakes, and pandemics; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition. Shortages and Price Volatility of Input Commodities, Services and Other Inputs The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile, Brazil and Ghana. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment due to factors beyond the Company’s control such as a pandemic or a similar public health threat, may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price fluctuations. Uncertainty in the Russian Federation The Company is subject to the considerations and risks of operating in the Russian Federation. Ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation’s foreign policy decisions, allegations of cyberattacks, and allegations of interference with foreign elections) have resulted in the imposition of sectoral and other economic sanctions, and increased the risk that the U.S. and certain other governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by the United States, Canada or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company’s assets and operations. New laws or regulations, or amendments to current laws and regulations, including the renegotiation or removal of international tax treaties could have a material adverse effect on the Company, increase costs and result in a substantially higher tax burden for the Company’s operations in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc. Uncertainty in Mauritania Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company’s ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability ; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 40 Mineral Reserve and Mineral Resource Estimates Mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2020, based upon an assumed gold price of $1,200 per ounce. Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. In addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross’s mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws and other jurisdictions. There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates. Development Projects Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approval. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations. In addition, as a result of the substantial expenditures involved, development projects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these government permits or approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. Production and Cost Estimates The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral

2020 ANNUAL REPORT KINROSS GOLD MDA 42 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 43 the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation of assets. The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable VAT on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company. Governmental efforts to increase revenue from taxes and royalties have escalated in recent years. Brazil increased production royalties in 2018 and the State of Nevada is currently contemplating an increase in state mining taxes. The government of Ghana recently undertook an industry-wide audit of mining operations. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company. Anti-bribery Legislation The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada), anti-bribery provisions of the Dutch Criminal Code and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate. Licenses and Permits The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times. Title to Properties and Community Relations The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities. Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company’s ability to explore, develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to explore, develop or operate its mining properties. Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty as reflected in the action titled Earthworks, et al. vs. Department of the Interior, et al., which is pending in the Court of Appeals for the D.C. Circuit, and in which a Kinross subsidiary has intervened. In that case, appellants contend that the Bureau of Land Management (“BLM”) issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of “fair market value” for the claims rather than annual claims maintenance payments. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 42 of the government and development of new laws; (5) the potential for laws and regulations to be inconsistently applied; (6) disputes under the application of the mining convention; (7) potential legal and practical difficulties with enforcement of the mining convention; and (8) inconsistent interpretation and application of tax laws including potential re-assessments of historical tax filings. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, production royalties payable by the Company, the long-term stability in the Company’s relationship with the workers’ union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non- national workforce. The Company announced an Agreement in Principle with the Government of Mauritania in June 2020 which affords benefits and stability to both the Company and the Government. The Agreement in Principle remains subject to finalizing and executing definitive agreements. There can be no assurance that the Company will be able to conclude final and binding agreements with the Government of Mauritania or that further disputes will not arise between the parties including disputes with respect to the matters addressed by Agreement in Principle, any resulting definitive agreement, or the Company’s mining convention. U.S. Environmental Liability Risk In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under U.S. and state laws, are currently exempt from certain U.S. Environmental Protection Agency regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations, including those at the Sunnyside Mine (see Section 6 - Other legal matters), are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. The Company has received notices of violation related to alleged breaches of the waste discharge permit at its Kettle River- Buckhorn site. There can be no assurance that the Company will not receive further notices, fines or penalties in the future related to its waste discharge permit at Kettle River-Buckhorn. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites. Political, Security, Legal and Economic Risk The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, the Russian Federation, Mauritania, Ghana, and Canada and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; unstable governments or political systems; expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non-nationals at Tasiast); illegal mining (including at Tasiast and Chirano) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change or instability; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation of funds; restrictions on the movement of personnel or importation of goods and equipment, global health crises or pandemics; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on

43 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 43 the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation of assets. The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable VAT on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company. Governmental efforts to increase revenue from taxes and royalties have escalated in recent years. Brazil increased production royalties in 2018 and the State of Nevada is currently contemplating an increase in state mining taxes. The government of Ghana recently undertook an industry-wide audit of mining operations. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company. Anti-bribery Legislation The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada), anti-bribery provisions of the Dutch Criminal Code and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate. Licenses and Permits The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times. Title to Properties and Community Relations The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities. Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company’s ability to explore, develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to explore, develop or operate its mining properties. Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty as reflected in the action titled Earthworks, et al. vs. Department of the Interior, et al., which is pending in the Court of Appeals for the D.C. Circuit, and in which a Kinross subsidiary has intervened. In that case, appellants contend that the Bureau of Land Management (“BLM”) issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of “fair market value” for the claims rather than annual claims maintenance payments. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 42 of the government and development of new laws; (5) the potential for laws and regulations to be inconsistently applied; (6) disputes under the application of the mining convention; (7) potential legal and practical difficulties with enforcement of the mining convention; and (8) inconsistent interpretation and application of tax laws including potential re-assessments of historical tax filings. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, production royalties payable by the Company, the long-term stability in the Company’s relationship with the workers’ union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non- national workforce. The Company announced an Agreement in Principle with the Government of Mauritania in June 2020 which affords benefits and stability to both the Company and the Government. The Agreement in Principle remains subject to finalizing and executing definitive agreements. There can be no assurance that the Company will be able to conclude final and binding agreements with the Government of Mauritania or that further disputes will not arise between the parties including disputes with respect to the matters addressed by Agreement in Principle, any resulting definitive agreement, or the Company’s mining convention. U.S. Environmental Liability Risk In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under U.S. and state laws, are currently exempt from certain U.S. Environmental Protection Agency regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations, including those at the Sunnyside Mine (see Section 6 - Other legal matters), are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. The Company has received notices of violation related to alleged breaches of the waste discharge permit at its Kettle River- Buckhorn site. There can be no assurance that the Company will not receive further notices, fines or penalties in the future related to its waste discharge permit at Kettle River-Buckhorn. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites. Political, Security, Legal and Economic Risk The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, the Russian Federation, Mauritania, Ghana, and Canada and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; unstable governments or political systems; expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non-nationals at Tasiast); illegal mining (including at Tasiast and Chirano) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change or instability; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation of funds; restrictions on the movement of personnel or importation of goods and equipment, global health crises or pandemics; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on

2020 ANNUAL REPORT KINROSS GOLD MDA 44 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 45 Litigation Risk Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction. In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition. Counterparty and Liquidity Risk Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty. As at December 31, 2020, the Company’s gross credit exposure, including cash and cash equivalents, was $1,401.5 million and at December 31, 2019, the gross credit exposure, including cash and cash equivalents, was $831.8 million. Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements. Credit Ratings and Debt Markets The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross. The Company’s ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings. The Company has investment grade credit ratings from Fitch Ratings, Moody’s and Standard Poor’s. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing. If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should the Company’s business prospects deteriorate, the ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs. Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions Although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 44 Competition The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all. Joint Arrangements Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties. Disclosures about Market Risks To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2021, sensitivity to a 10% change in the gold price is estimated to have an approximate $340 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2021, sensitivity to a 10% change in the silver price is estimated to have an approximate $15 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Interest Rate Fluctuations Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s cash and cash equivalents, as well as some of its long-term debt and credit facilities are subject to variable interest rates. Hedging Risks The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge long-term metal sales’ exposures. However, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2020, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines. Foreign Currency Exchange Risk Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiyas and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval. The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2020.

45 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 45 Litigation Risk Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction. In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition. Counterparty and Liquidity Risk Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty. As at December 31, 2020, the Company’s gross credit exposure, including cash and cash equivalents, was $1,401.5 million and at December 31, 2019, the gross credit exposure, including cash and cash equivalents, was $831.8 million. Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements. Credit Ratings and Debt Markets The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross. The Company’s ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings. The Company has investment grade credit ratings from Fitch Ratings, Moody’s and Standard Poor’s. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing. If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should the Company’s business prospects deteriorate, the ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs. Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions Although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 44 Competition The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all. Joint Arrangements Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties. Disclosures about Market Risks To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2021, sensitivity to a 10% change in the gold price is estimated to have an approximate $340 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2021, sensitivity to a 10% change in the silver price is estimated to have an approximate $15 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Interest Rate Fluctuations Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s cash and cash equivalents, as well as some of its long-term debt and credit facilities are subject to variable interest rates. Hedging Risks The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge long-term metal sales’ exposures. However, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2020, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines. Foreign Currency Exchange Risk Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiyas and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval. The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2020.

2020 ANNUAL REPORT KINROSS GOLD MDA 46 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 47 on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates. Climate Risks A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. The changes in legislation and regulation will likely increase the Company’s compliance costs. In addition, the physical risks of climate change may also have an adverse effect at some of Kinross’ operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company’s operations. Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season. Accordingly, prolonged periods without adequate rainfall may adversely impact the Company’s operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations. Excessive rainfall or flooding may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations. We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. Human Resources Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition. In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the aging workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected. In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives. Cybersecurity and Data Privacy Risks The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 46 Global Financial Condition The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company: Volatility in commodity prices and foreign exchange rates; Tightening of credit markets; Counterparty risk; and Volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”. Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company’s liquidity. As at December 31, 2020, the Company had $1,563.6 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company. The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk. Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result. Market Price Risk Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk or actions by governments in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity. As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position. Impairment Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the CGU or asset’s recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss may be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company’s CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based

47 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 47 on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates. Climate Risks A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. The changes in legislation and regulation will likely increase the Company’s compliance costs. In addition, the physical risks of climate change may also have an adverse effect at some of Kinross’ operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company’s operations. Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season. Accordingly, prolonged periods without adequate rainfall may adversely impact the Company’s operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations. Excessive rainfall or flooding may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations. We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. Human Resources Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition. In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the aging workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected. In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives. Cybersecurity and Data Privacy Risks The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 46 Global Financial Condition The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company: Volatility in commodity prices and foreign exchange rates; Tightening of credit markets; Counterparty risk; and Volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”. Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company’s liquidity. As at December 31, 2020, the Company had $1,563.6 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company. The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk. Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result. Market Price Risk Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk or actions by governments in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity. As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position. Impairment Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the CGU or asset’s recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss may be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company’s CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based

2020 ANNUAL REPORT KINROSS GOLD MDA 48 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 49 11. SUPPLEMENTAL INFORMATION Reconciliation of Non-GAAP Financial Measures The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers. Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS. The following table provides a reconciliation of net earnings (loss) to adjusted net earnings for the periods presented: (in millions, except per share amounts) 2020 2019 2018 Net earnings (loss) attributable to common shareholders - as reported 1,342.4 $ 718.6 $ (23.6) $ Adjusting items: Foreign exchange losses (gains) 7.3 (0.6) 4.3 Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense 101.2 1.6 62.0 Taxes in respect of prior periods 51.3 33.3 59.9 Reclamation and remediation expenses (recoveries) 6.6 (11.9) (3.5) Reversals of impairment charges - net(a) (650.9) (361.8) - COVID-19 and Tasiast strike costs(b) 72.4 - - U.S. CARES Act net benefit (25.4) - - Gain on disposition of royalty portfolio - (72.7) - Fort Knox pit wall slide related costs - 25.1 37.9 Restructuring costs - 12.2 - U.S. Tax Reform impact - - (8.7) Tasiast Phase One commissioning costs - - 6.4 Other 0.2 7.6 5.1 Tax effects of the above adjustments 61.7 71.5 (11.7) (375.6) (295.7) 151.7 966.8 $ 422.9 $ 128.1 $ Weighted average number of common shares outstanding - Basic 1,257.2 1,252.3 1,249.5 Adjusted net earnings per share 0.77 $ 0.34 $ 0.10 $ Adjusted net earnings attributable to common shareholders Years ended December 31, (a) During the year ended December 31, 2020, the Company recorded non-cash reversals of impairment charges of $689.0 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte. The tax impacts on the impairment reversals at Chirano and Lobo-Marte were expenses of $71.6 million and $4.6 million, respectively. In addition, the Company recorded impairment charges of $38.1 million related to certain supplies inventories. During the year ended December 31, 2019, the Company recorded non-cash reversals of impairment charges of $361.8 million related to property, plant and equipment at Paracatu and Tasiast. The tax impact on the impairment reversal at Paracatu was an expense of $68.2 million. There were no tax impacts on the impairment reversals at Tasiast in 2020 and 2019. (b) Includes $64.1 million of COVID-19 related labour, health and safety, donations and other support program costs, as well as $8.3 million of Tasiast strike costs for the year ended December 31, 2020. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 48 as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions. Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities. Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations. The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union (“EU”). Compliance with such laws, including General Data Protection Regulation in the EU, will affect business conducted in the EU and may also be enforced against entities established outside the EU but processing data of European data subjects. The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations. Refining Capacity The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, Switzerland, Russia, India, and the United States. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries’ failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a risk that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages judgment or insurance proceeds are not received, the Company will incur a one-time non-cash charge related to the carrying value of the inventory. Brazilian Power Plants The ownership and operation of our Brazilian power plants carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We may also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations. Illegal Mining Illegal mining activities occur near, and occasionally on some of the Company’s properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company’s properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. The Company relies on government support and enforcement to manage illegal mining activities near its operations; however, enforcement is often lacking or inconsistent.

49 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 49 11. SUPPLEMENTAL INFORMATION Reconciliation of Non-GAAP Financial Measures The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers. Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS. The following table provides a reconciliation of net earnings (loss) to adjusted net earnings for the periods presented: (in millions, except per share amounts) 2020 2019 2018 Net earnings (loss) attributable to common shareholders - as reported 1,342.4 $ 718.6 $ (23.6) $ Adjusting items: Foreign exchange losses (gains) 7.3 (0.6) 4.3 Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense 101.2 1.6 62.0 Taxes in respect of prior periods 51.3 33.3 59.9 Reclamation and remediation expenses (recoveries) 6.6 (11.9) (3.5) Reversals of impairment charges - net(a) (650.9) (361.8) - COVID-19 and Tasiast strike costs(b) 72.4 - - U.S. CARES Act net benefit (25.4) - - Gain on disposition of royalty portfolio - (72.7) - Fort Knox pit wall slide related costs - 25.1 37.9 Restructuring costs - 12.2 - U.S. Tax Reform impact - - (8.7) Tasiast Phase One commissioning costs - - 6.4 Other 0.2 7.6 5.1 Tax effects of the above adjustments 61.7 71.5 (11.7) (375.6) (295.7) 151.7 966.8 $ 422.9 $ 128.1 $ Weighted average number of common shares outstanding - Basic 1,257.2 1,252.3 1,249.5 Adjusted net earnings per share 0.77 $ 0.34 $ 0.10 $ Adjusted net earnings attributable to common shareholders Years ended December 31, (a) During the year ended December 31, 2020, the Company recorded non-cash reversals of impairment charges of $689.0 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte. The tax impacts on the impairment reversals at Chirano and Lobo-Marte were expenses of $71.6 million and $4.6 million, respectively. In addition, the Company recorded impairment charges of $38.1 million related to certain supplies inventories. During the year ended December 31, 2019, the Company recorded non-cash reversals of impairment charges of $361.8 million related to property, plant and equipment at Paracatu and Tasiast. The tax impact on the impairment reversal at Paracatu was an expense of $68.2 million. There were no tax impacts on the impairment reversals at Tasiast in 2020 and 2019. (b) Includes $64.1 million of COVID-19 related labour, health and safety, donations and other support program costs, as well as $8.3 million of Tasiast strike costs for the year ended December 31, 2020. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 48 as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions. Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities. Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations. The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union (“EU”). Compliance with such laws, including General Data Protection Regulation in the EU, will affect business conducted in the EU and may also be enforced against entities established outside the EU but processing data of European data subjects. The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations. Refining Capacity The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, Switzerland, Russia, India, and the United States. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries’ failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a risk that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages judgment or insurance proceeds are not received, the Company will incur a one-time non-cash charge related to the carrying value of the inventory. Brazilian Power Plants The ownership and operation of our Brazilian power plants carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We may also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations. Illegal Mining Illegal mining activities occur near, and occasionally on some of the Company’s properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company’s properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. The Company relies on government support and enforcement to manage illegal mining activities near its operations; however, enforcement is often lacking or inconsistent.

2020 ANNUAL REPORT KINROSS GOLD MDA 50 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 51 Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production. Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production. Management uses these measures to monitor and evaluate the performance of its operating properties. The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented: (in millions, except ounces and production cost of sales per equivalent ounce) 2020 2019 2018 Production cost of sales - as reported 1,725.7 $ 1,778.9 $ 1,860.5 $ Less: portion attributable to Chirano non-controlling interest (a) (19.6) (19.0) (17.3) Attributable(b) production cost of sales 1,706.1 $ 1,759.9 $ 1,843.2 $ Gold equivalent ounces sold 2,375,548 2,512,758 2,532,912 Less: portion attributable to Chirano non-controlling interest (j) (16,621) (20,186) (22,493) Attributable(b) gold equivalent ounces sold 2,358,927 2,492,572 2,510,419 726 $ 708 $ 735 $ 723 $ 706 $ 734 $ Years ended December 31, Attributable(b) production cost of sales per equivalent ounce sold Consolidated production cost of sales per equivalent ounce sold See page 54 of this MD&A for details of the footnotes referenced within the table above. Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting. The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented: (in millions, except ounces and production cost of sales per ounce) 2020 2019 2018 Production cost of sales - as reported 1,725.7 $ 1,778.9 $ 1,860.5 $ Less: portion attributable to Chirano non-controlling interest (a) (19.6) (19.0) (17.3) Less: attributable(b) silver revenue(c) (91.0) (75.1) (66.4) 1,615.1 $ 1,684.8 $ 1,776.8 $ Gold ounces sold 2,324,324 2,458,839 2,480,529 Less: portion attributable to Chirano non-controlling interest (j) (16,589) (20,161) (22,460) Attributable(b) gold ounces sold 2,307,735 2,438,678 2,458,069 700 $ 691 $ 723 $ Attributable(b) production cost of sales net of silver by-product revenue Attributable(b) production cost of sales per ounce sold on a by-product basis Years ended December 31, See page 54 of this MD&A for details of the footnotes referenced within the table above. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 50 Free Cash Flow Free cash flow is a non-GAAP measure and is defined as net cash flow provided from operating activities less capital expenditures. The Company believes that that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow measure is not necessarily indicative of operating earnings or net cash flow from operations as determined under IFRS. The following table provides a reconciliation of free cash flow for the periods presented: (in millions) 2020 2019 2018 1,957.6 $ 1,224.9 $ 788.7 $ Less: Additions to property, plant and equipment(a) (916.1) (1,060.2) (1,005.2) Free cash flow 1,041.5 $ 164.7 $ (216.5) $ Years ended December 31, Net cash flow provided from operating activities - as reported (a) “Additions to property, plant and equipment” for the year ended December 31, 2018 is calculated as $1,043.4 million, as reported, less $38.2 million of capitalized interest paid, as reported. Adjusted Operating Cash Flow Adjusted operating cash flow is a non-GAAP measure and is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS. The following table provides a reconciliation of adjusted operating cash flow for the periods presented: (in millions) 2020 2019 2018 1,957.6 $ 1,224.9 $ 788.7 $ Adjusting items: Tax payments in respect of prior years - 16.7 - Working capital changes: Accounts receivable and other assets 120.9 64.5 22.7 Inventories 6.8 (53.8) 5.7 Accounts payable and other liabilities, including income taxes paid (172.6) (50.8) 57.1 (44.9) (23.4) 85.5 Adjusted operating cash flow 1,912.7 $ 1,201.5 $ 874.2 $ Years ended December 31, Net cash flow provided from operating activities - as reported

51 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 51 Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production. Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production. Management uses these measures to monitor and evaluate the performance of its operating properties. The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented: (in millions, except ounces and production cost of sales per equivalent ounce) 2020 2019 2018 Production cost of sales - as reported 1,725.7 $ 1,778.9 $ 1,860.5 $ Less: portion attributable to Chirano non-controlling interest (a) (19.6) (19.0) (17.3) Attributable(b) production cost of sales 1,706.1 $ 1,759.9 $ 1,843.2 $ Gold equivalent ounces sold 2,375,548 2,512,758 2,532,912 Less: portion attributable to Chirano non-controlling interest (j) (16,621) (20,186) (22,493) Attributable(b) gold equivalent ounces sold 2,358,927 2,492,572 2,510,419 726 $ 708 $ 735 $ 723 $ 706 $ 734 $ Years ended December 31, Attributable(b) production cost of sales per equivalent ounce sold Consolidated production cost of sales per equivalent ounce sold See page 54 of this MD&A for details of the footnotes referenced within the table above. Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting. The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented: (in millions, except ounces and production cost of sales per ounce) 2020 2019 2018 Production cost of sales - as reported 1,725.7 $ 1,778.9 $ 1,860.5 $ Less: portion attributable to Chirano non-controlling interest (a) (19.6) (19.0) (17.3) Less: attributable(b) silver revenue(c) (91.0) (75.1) (66.4) 1,615.1 $ 1,684.8 $ 1,776.8 $ Gold ounces sold 2,324,324 2,458,839 2,480,529 Less: portion attributable to Chirano non-controlling interest (j) (16,589) (20,161) (22,460) Attributable(b) gold ounces sold 2,307,735 2,438,678 2,458,069 700 $ 691 $ 723 $ Attributable(b) production cost of sales net of silver by-product revenue Attributable(b) production cost of sales per ounce sold on a by-product basis Years ended December 31, See page 54 of this MD&A for details of the footnotes referenced within the table above. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 50 Free Cash Flow Free cash flow is a non-GAAP measure and is defined as net cash flow provided from operating activities less capital expenditures. The Company believes that that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow measure is not necessarily indicative of operating earnings or net cash flow from operations as determined under IFRS. The following table provides a reconciliation of free cash flow for the periods presented: (in millions) 2020 2019 2018 1,957.6 $ 1,224.9 $ 788.7 $ Less: Additions to property, plant and equipment(a) (916.1) (1,060.2) (1,005.2) Free cash flow 1,041.5 $ 164.7 $ (216.5) $ Years ended December 31, Net cash flow provided from operating activities - as reported (a) “Additions to property, plant and equipment” for the year ended December 31, 2018 is calculated as $1,043.4 million, as reported, less $38.2 million of capitalized interest paid, as reported. Adjusted Operating Cash Flow Adjusted operating cash flow is a non-GAAP measure and is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS. The following table provides a reconciliation of adjusted operating cash flow for the periods presented: (in millions) 2020 2019 2018 1,957.6 $ 1,224.9 $ 788.7 $ Adjusting items: Tax payments in respect of prior years - 16.7 - Working capital changes: Accounts receivable and other assets 120.9 64.5 22.7 Inventories 6.8 (53.8) 5.7 Accounts payable and other liabilities, including income taxes paid (172.6) (50.8) 57.1 (44.9) (23.4) 85.5 Adjusted operating cash flow 1,912.7 $ 1,201.5 $ 874.2 $ Years ended December 31, Net cash flow provided from operating activities - as reported

2020 ANNUAL REPORT KINROSS GOLD MDA 52 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 53 Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production. Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows: (in millions, except ounces and costs per equivalent ounce) 2020 2019 2018 Production cost of sales - as reported 1,725.7 $ 1,778.9 $ 1,860.5 $ Less: portion attributable to Chirano non-controlling interest(a) (19.6) (19.0) (17.3) Attributable(b) production cost of sales 1,706.1 $ 1,759.9 $ 1,843.2 $ Adjusting items on an attributable(b) basis: General and administrative (d) 117.9 123.6 133.0 Other operating expense - sustaining(e) 9.6 24.7 6.2 Reclamation and remediation - sustaining(f) 54.0 48.2 52.2 Exploration and business development - sustaining(g) 48.3 66.0 53.2 Additions to property, plant and equipment - sustaining(h) 373.5 415.1 335.0 Lease payments - sustaining(i) 19.7 12.7 - All-in Sustaining Cost - attributable(b) 2,329.1 $ 2,450.2 $ 2,422.8 $ Other operating expense - non-sustaining(e) 55.9 57.0 48.7 Reclamation and remediation - non-sustaining(f) 5.0 6.9 7.5 Exploration - non-sustaining(g) 43.3 46.7 55.4 Additions to property, plant and equipment - non-sustaining(h) 536.9 637.9 665.0 Lease payments - non-sustaining(i) 1.0 1.6 - All-in Cost - attributable(b) 2,971.2 $ 3,200.3 $ 3,199.4 $ Gold equivalent ounces sold 2,375,548 2,512,758 2,532,912 Less: portion attributable to Chirano non-controlling interest(j) (16,621) (20,186) (22,493) Attributable(b) gold equivalent ounces sold 2,358,927 2,492,572 2,510,419 Attributable(b) all-in sustaining cost per equivalent ounce sold 987 $ 983 $ 965 $ Attributable(b) all-in cost per equivalent ounce sold 1,260 $ 1,284 $ 1,274 $ Years ended December 31, See page 54 of this MD&A for details of the footnotes referenced within the table above. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 52 Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross. All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows: (in millions, except ounces and costs per ounce) 2020 2019 2018 Production cost of sales - as reported 1,725.7 $ 1,778.9 $ 1,860.5 $ Less: portion attributable to Chirano non-controlling interest(a) (19.6) (19.0) (17.3) Less: attributable(b) silver revenue(c) (91.0) (75.1) (66.4) Attributable(b) production cost of sales net of silver by-product revenue 1,615.1 $ 1,684.8 $ 1,776.8 $ Adjusting items on an attributable(b) basis: General and administrative(d) 117.9 123.6 133.0 Other operating expense - sustaining(e) 9.6 24.7 6.2 Reclamation and remediation - sustaining(f) 54.0 48.2 52.2 Exploration and business development - sustaining(g) 48.3 66.0 53.2 Additions to property, plant and equipment - sustaining(h) 373.5 415.1 335.0 Lease payments - sustaining(i) 19.7 12.7 - All-in Sustaining Cost on a by-product basis - attributable(b) 2,238.1 $ 2,375.1 $ 2,356.4 $ Other operating expense - non-sustaining(e) 55.9 57.0 48.7 Reclamation and remediation - non-sustaining(f) 5.0 6.9 7.5 Exploration - non-sustaining(g) 43.3 46.7 55.4 Additions to property, plant and equipment - non-sustaining(h) 536.9 637.9 665.0 Lease payments - non-sustaining(i) 1.0 1.6 - All-in Cost on a by-product basis - attributable(b) 2,880.2 $ 3,125.2 $ 3,133.0 $ Gold ounces sold 2,324,324 2,458,839 2,480,529 Less: portion attributable to Chirano non-controlling interest(j) (16,589) (20,161) (22,460) Attributable(b) gold ounces sold 2,307,735 2,438,678 2,458,069 Attributable(b) all-in sustaining cost per ounce sold on a by-product basis 970 $ 974 $ 959 $ Attributable(b) all-in cost per ounce sold on a by-product basis 1,248 $ 1,282 $ 1,275 $ Years ended December 31, See page 54 of this MD&A for details of the footnotes referenced within the table above.

53 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 53 Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production. Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows: (in millions, except ounces and costs per equivalent ounce) 2020 2019 2018 Production cost of sales - as reported 1,725.7 $ 1,778.9 $ 1,860.5 $ Less: portion attributable to Chirano non-controlling interest(a) (19.6) (19.0) (17.3) Attributable(b) production cost of sales 1,706.1 $ 1,759.9 $ 1,843.2 $ Adjusting items on an attributable(b) basis: General and administrative (d) 117.9 123.6 133.0 Other operating expense - sustaining(e) 9.6 24.7 6.2 Reclamation and remediation - sustaining(f) 54.0 48.2 52.2 Exploration and business development - sustaining(g) 48.3 66.0 53.2 Additions to property, plant and equipment - sustaining(h) 373.5 415.1 335.0 Lease payments - sustaining(i) 19.7 12.7 - All-in Sustaining Cost - attributable(b) 2,329.1 $ 2,450.2 $ 2,422.8 $ Other operating expense - non-sustaining(e) 55.9 57.0 48.7 Reclamation and remediation - non-sustaining(f) 5.0 6.9 7.5 Exploration - non-sustaining(g) 43.3 46.7 55.4 Additions to property, plant and equipment - non-sustaining(h) 536.9 637.9 665.0 Lease payments - non-sustaining(i) 1.0 1.6 - All-in Cost - attributable(b) 2,971.2 $ 3,200.3 $ 3,199.4 $ Gold equivalent ounces sold 2,375,548 2,512,758 2,532,912 Less: portion attributable to Chirano non-controlling interest(j) (16,621) (20,186) (22,493) Attributable(b) gold equivalent ounces sold 2,358,927 2,492,572 2,510,419 Attributable(b) all-in sustaining cost per equivalent ounce sold 987 $ 983 $ 965 $ Attributable(b) all-in cost per equivalent ounce sold 1,260 $ 1,284 $ 1,274 $ Years ended December 31, See page 54 of this MD&A for details of the footnotes referenced within the table above. KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 52 Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross. All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows: (in millions, except ounces and costs per ounce) 2020 2019 2018 Production cost of sales - as reported 1,725.7 $ 1,778.9 $ 1,860.5 $ Less: portion attributable to Chirano non-controlling interest(a) (19.6) (19.0) (17.3) Less: attributable(b) silver revenue(c) (91.0) (75.1) (66.4) Attributable(b) production cost of sales net of silver by-product revenue 1,615.1 $ 1,684.8 $ 1,776.8 $ Adjusting items on an attributable(b) basis: General and administrative(d) 117.9 123.6 133.0 Other operating expense - sustaining(e) 9.6 24.7 6.2 Reclamation and remediation - sustaining(f) 54.0 48.2 52.2 Exploration and business development - sustaining(g) 48.3 66.0 53.2 Additions to property, plant and equipment - sustaining(h) 373.5 415.1 335.0 Lease payments - sustaining(i) 19.7 12.7 - All-in Sustaining Cost on a by-product basis - attributable(b) 2,238.1 $ 2,375.1 $ 2,356.4 $ Other operating expense - non-sustaining(e) 55.9 57.0 48.7 Reclamation and remediation - non-sustaining(f) 5.0 6.9 7.5 Exploration - non-sustaining(g) 43.3 46.7 55.4 Additions to property, plant and equipment - non-sustaining(h) 536.9 637.9 665.0 Lease payments - non-sustaining(i) 1.0 1.6 - All-in Cost on a by-product basis - attributable(b) 2,880.2 $ 3,125.2 $ 3,133.0 $ Gold ounces sold 2,324,324 2,458,839 2,480,529 Less: portion attributable to Chirano non-controlling interest(j) (16,589) (20,161) (22,460) Attributable(b) gold ounces sold 2,307,735 2,438,678 2,458,069 Attributable(b) all-in sustaining cost per ounce sold on a by-product basis 970 $ 974 $ 959 $ Attributable(b) all-in cost per ounce sold on a by-product basis 1,248 $ 1,282 $ 1,275 $ Years ended December 31, See page 54 of this MD&A for details of the footnotes referenced within the table above.

2020 ANNUAL REPORT KINROSS GOLD MDA 54 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 55 Cautionary Statement on Forward-Looking Information All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Operational Outlook”, “Project Updates and New Development”, and “Liquidity Outlook” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all in sustaining cost, all in cost, cash flow, free cash flow and capital expenditures; the declaration, payment and sustainability of the Company’s dividends; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “forward”, “growth projects”, “guidance” “on track”, “on schedule”, “opportunity”, “outlook”, “plan”, “potential”, “prioritize”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte and Peak feasibility studies and the Udinsk pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company including the accuracy and reliability of the pre-acquisition mineral resource estimates of the Peak project and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania substantially in accordance with the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued under the terms and on timelines consistent with our expectations; (23) that the benefits of the contemplated arrangements related to the agreement in principle will result in increased stability at the Company’s operations in Mauritania; and (24) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments. Known and unknown factors could cause actual results to differ materially from those projected in the forward- KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 54 (a) The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine. (b) “Attributable” includes Kinross' share of Chirano (90%) production and costs, and Peak (70%) costs. (c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production. (d) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company. (e) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining. (f) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining. (g) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non- sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations. (h) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2020, primarily related to major projects at Tasiast, Fort Knox and Round Mountain. Non-sustaining capital expenditures during the year ended December 31, 2019, primarily related to major projects at Tasiast, Round Mountain, Bald Mountain and Fort Knox. Non-sustaining capital expenditures during the year ended December 31, 2018, primarily related to major projects at Tasiast, Round Mountain, and Bald Mountain. (i) “Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining. (j) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine. (k) “Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

55 MDA 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 55 Cautionary Statement on Forward-Looking Information All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Operational Outlook”, “Project Updates and New Development”, and “Liquidity Outlook” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all in sustaining cost, all in cost, cash flow, free cash flow and capital expenditures; the declaration, payment and sustainability of the Company’s dividends; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “forward”, “growth projects”, “guidance” “on track”, “on schedule”, “opportunity”, “outlook”, “plan”, “potential”, “prioritize”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte and Peak feasibility studies and the Udinsk pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company including the accuracy and reliability of the pre-acquisition mineral resource estimates of the Peak project and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania substantially in accordance with the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued under the terms and on timelines consistent with our expectations; (23) that the benefits of the contemplated arrangements related to the agreement in principle will result in increased stability at the Company’s operations in Mauritania; and (24) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments. Known and unknown factors could cause actual results to differ materially from those projected in the forward- KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 54 (a) The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine. (b) “Attributable” includes Kinross' share of Chirano (90%) production and costs, and Peak (70%) costs. (c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production. (d) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company. (e) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining. (f) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining. (g) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non- sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations. (h) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2020, primarily related to major projects at Tasiast, Fort Knox and Round Mountain. Non-sustaining capital expenditures during the year ended December 31, 2019, primarily related to major projects at Tasiast, Round Mountain, Bald Mountain and Fort Knox. Non-sustaining capital expenditures during the year ended December 31, 2018, primarily related to major projects at Tasiast, Round Mountain, and Bald Mountain. (i) “Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining. (j) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine. (k) “Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

2020 ANNUAL REPORT KINROSS GOLD MDA 56 KINROSS GOLD CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended December 31, 2020 56 looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark- to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. Key Sensitivities Approximately 70%-80% of the Company's costs are denominated in U.S. dollars. A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per equivalent ounce sold2. Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per equivalent ounce sold. Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per equivalent ounce sold. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold. A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties. Other information Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant. 2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

1 FS 2020 ANNUAL REPORT KINROSS GOLD 1 MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation (the “Company”). The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules. The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues. The consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). /s/ J. Paul Rollinson /s/ Andrea S. Freeborough J. PAUL ROLLINSON ANDREA S. FREEBOROUGH President and Chief Executive Officer Toronto, Canada February 10, 2021 Senior Vice-President and Chief Financial Officer Toronto, Canada February 10, 2021

2020 ANNUAL REPORT KINROSS GOLD FS 2 2 MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING The management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2020, and has concluded that such internal control over financial reporting is effective. The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein. /s/ J. Paul Rollinson /s/ Andrea S. Freeborough J. PAUL ROLLINSON ANDREA S. FREEBOROUGH President and Chief Executive Officer Toronto, Canada February 10, 2021 Senior Vice-President and Chief Financial Officer Toronto, Canada February 10, 2021

3 FS 2020 ANNUAL REPORT KINROSS GOLD 3 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Kinross Gold Corporation Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 10, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Recoverable amount of property, plant and equipment of the Tasiast, Chirano and Lobo-Marte cash generating units As discussed in Note 7v to the consolidated financial statements, the carrying value of the Company’s property, plant and equipment was $7,653.5 million as of December 31, 2020. As discussed in Note 8 to the consolidated financial statements, as a result of increases in the Company’s long-term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte, during the year ended December 31, 2020 the Company recorded reversals of previously recorded impairment charges of $689.0 million, related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($204.5 million) and Lobo-Marte ($185.0 million, which included $48.3 million for the impairment reversal recorded at June 30, 2020). The Company estimated the recoverable amounts of the Tasiast, Chirano and Lobo-Marte cash generating units using the Company’s life of mine plans, future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates relevant to these cash generating units. We identified the assessment of the recoverable amount of property, plant and equipment of the Tasiast, Chirano and Lobo-Marte cash generating units as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amounts. Significant assumptions were the estimated future gold prices, discount rates, production levels, and costs used to determine the future cash flows. Minor changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amounts. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plans. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine recoverable amounts of the cash generating units. This included controls over the determination of future cash flows in the life-of-mine models used to estimate the recoverable amounts of the cash generating units and the development of the significant assumptions. We assessed the estimates of production levels and cost assumptions used in the life of mine plans by comparing them to historical results. We evaluated the Company’s estimate of mineral reserves and resources by comparing the Company’s historical estimates to actual production results. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserve and resource estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in: evaluating the future gold prices by comparing to third party estimates evaluating the discount rate assumptions by comparing to estimates that were independently developed using publicly available third party sources and data for comparable entities. Uncertain income tax positions As discussed in Notes 18 and 20 to the consolidated financial statements, the Company operates in multiple taxation jurisdictions. International income tax matters involve significant judgment due to the complexity of varying income tax legislation in these jurisdictions and regulatory requirements. Income tax legislation is subject to interpretation and it may be uncertain that an income tax filing position taken by the Company will be sustained upon review by the taxation authorities. We identified the evaluation of uncertain income tax positions as a critical audit matter. Complex auditor judgment was required to evaluate the Company’s interpretation of, and compliance with, income tax law in the relevant jurisdictions and the estimate of the ultimate resolution of its income tax filing positions.

2020 ANNUAL REPORT KINROSS GOLD FS 4 4 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – (CONTINUED) The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls over the Company’s review of uncertain income tax positions and determination of the accounting for uncertain income tax positions. We involved taxation professionals with specialized skills and knowledge, who assisted in: evaluating the Company’s interpretation of tax laws assessing the Company’s tax positions obtaining and reading opinions provided by independent tax and legal experts related to the Company’s assessment of the income tax positions recorded in certain jurisdictions. /s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants We have served as the Company’s auditor since 2005. Toronto, Canada February 10, 2021

5 FS 2020 ANNUAL REPORT KINROSS GOLD 5 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Kinross Gold Corporation: Opinion on Internal Control Over Financial Reporting We have audited Kinross Gold Corporation’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 10, 2021 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada February 10, 2021

2020 ANNUAL REPORT KINROSS GOLD FS 6 KINROSS GOLD CORPORATION 6 CONSOLIDATED BALANCE SHEETS (expressed in millions of United States dollars, except share amounts) December 31, December 31, 2020 2019 Assets Current assets Cash and cash equivalents Note 7 1,210.9 $ 575.1 $ Restricted cash Note 7 13.7 15.2 Accounts receivable and other assets Note 7 122.3 137.4 Current income tax recoverable 29.9 43.2 Inventories Note 7 1,072.9 1,053.8 2,449.7 1,824.7 Non-current assets Property, plant and equipment Note 7 7,653.5 6,340.0 Goodwill Note 7 158.8 158.8 Long-term investments Note 7 113.0 126.2 Investment in joint venture Note 9 18.3 18.4 Other long-term assets Note 7 537.2 572.7 Deferred tax assets Note 18 2.7 35.2 Total assets 10,933.2 $ 9,076.0 $ Liabilities Current liabilities Accounts payable and accrued liabilities Note 7 479.2 $ 469.3 $ Current income tax payable 114.5 68.0 Current portion of long-term debt and credit facilities Note 12 499.7 - Current portion of provisions Note 14 63.8 57.9 Other current liabilities Note 7 49.7 20.3 Deferred payment obligation Note 6 141.5 - 1,348.4 615.5 Non-current liabilities Long-term debt and credit facilities Note 12 1,424.2 1,837.4 Provisions Note 14 861.1 838.6 Long-term lease liabilities Note 13 46.3 38.9 Other long-term liabilities 102.4 108.5 Deferred tax liabilities Note 18 487.8 304.5 Total liabilities 4,270.2 $ 3,743.4 $ Equity Common shareholders' equity Common share capital Note 15 4,473.7 $ 14,926.2 $ Contributed surplus 10,709.0 242.1 Accumulated deficit (8,562.5) (9,829.4) Accumulated other comprehensive income (loss) Note 7 (23.7) (20.4) Total common shareholders' equity 6,596.5 5,318.5 Non-controlling interests 66.5 14.1 Total equity 6,663.0 $ 5,332.6 $ Commitments and contingencies Note 20 Subsequent events Note 6 and 15 Total liabilities and equity 10,933.2 $ 9,076.0 $ Common shares Authorized Unlimited Unlimited Issued and outstanding Note 15 1,258,320,461 1,253,765,724 As at The accompanying notes are an integral part of these consolidated financial statements. Signed on behalf of the Board: /s/ Glenn A. Ives /s/ Kerry D. Dyte Glenn A. Ives Kerry D. Dyte Director Director

7 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION 7 CONSOLIDATED STATEMENTS OF OPERATIONS (expressed in millions of United States dollars, except share and per share amounts) December 31, December 31, 2020 2019 Revenue Metal sales 4,213.4 $ 3,497.3 $ Cost of sales Production cost of sales 1,725.7 1,778.9 Depreciation, depletion and amortization 842.3 731.3 Reversals of impairment charges - net Note 8 (650.9) (361.8) Total cost of sales 1,917.1 2,148.4 Gross profit 2,296.3 1,348.9 Other operating expense Note 7 186.5 108.5 Exploration and business development 92.5 113.5 General and administrative 117.9 135.8 Operating earnings 1,899.4 991.1 Other income - net Note 7 7.4 72.7 Finance income 4.3 7.9 Finance expense Note 7 (112.6) (107.9) Earnings before tax 1,798.5 963.8 Income tax expense - net Note 18 (439.8) (246.7) Net earnings 1,358.7 $ 717.1 $ Net earnings (loss) attributable to: Non-controlling interests 16.3 $ (1.5) $ Common shareholders 1,342.4 $ 718.6 $ Earnings per share attributable to common shareholders Basic 1.07 $ 0.57 $ Diluted 1.06 $ 0.57 $ Weighted average number of common shares outstanding (millions) Note 17 Basic 1,257.2 1,252.3 Diluted 1,268.0 1,262.3 Years ended The accompanying notes are an integral part of these consolidated financial statements.

2020 ANNUAL REPORT KINROSS GOLD FS 8 KINROSS GOLD CORPORATION 8 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (expressed in millions of United States dollars) December 31, December 31, 2020 2019 Net earnings 1,358.7 $ 717.1 $ Other comprehensive (loss) income, net of tax: Note 7 Items that will not be reclassified to profit or loss: Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(a) 0.3 49.0 Items that are or may be reclassified to profit or loss in subsequent periods: Cash flow hedges - effective portion of changes in fair value(b) (27.7) 23.6 Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(c) 24.1 5.5 (3.3) 78.1 Total comprehensive income 1,355.4 $ 795.2 $ Attributable to non-controlling interest 16.3 $ (1.5) $ Attributable to common shareholders 1,339.1 $ 796.7 $ Years ended (a) Net of tax expense of $nil (2019 - $0.3 million). (b) Net of tax (recovery) expense of $(12.5) million (2019 - $4.5 million). (c) Net of tax expense of $10.4 million (2019 - $3.2 million). The accompanying notes are an integral part of these consolidated financial statements.

9 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION 9 CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in millions of United States dollars) December 31, December 31, 2020 2019 Net inflow (outflow) of cash related to the following activities: Operating: Net earnings 1,358.7 $ 717.1 $ Depreciation, depletion and amortization 842.3 731.3 Reversals of impairment charges - net Note 8 (650.9) (361.8) Share-based compensation expense 13.7 14.3 Finance expense 112.6 107.9 Deferred tax expense 217.9 41.1 Foreign exchange losses (gains) and other 11.8 (53.2) Reclamation expense (recovery) 6.6 (11.9) Changes in operating assets and liabilities: Accounts receivable and other assets (120.9) (64.5) Inventories (6.8) 53.8 Accounts payable and accrued liabilities 279.0 165.9 Cash flow provided from operating activities 2,064.0 1,340.0 Income taxes paid (106.4) (115.1) Net cash flow provided from operating activities 1,957.6 1,224.9 Investing: Additions to property, plant and equipment (916.1) (1,060.2) Interest paid capitalized to property, plant and equipment Note 12 (47.9) (45.0) Acquisitions Note 6 (267.0) (30.0) Net (additions to) proceeds from the sale of long-term investments and other assets (5.9) 71.6 Net proceeds from the sale of property, plant and equipment 8.4 31.9 Increase in restricted cash - net Note 12 (23.5) (2.5) Interest received and other - net 2.9 7.6 Net cash flow used in investing activities (1,249.1) (1,026.6) Financing: Proceeds from drawdown of debt Note 12 950.0 300.0 Repayment of debt Note 12 (850.0) (200.0) Interest paid (63.1) (55.6) Payment of lease liabilities (20.7) (14.3) Dividends paid to common shareholders Note 15 (75.5) - Dividends paid to non-controlling interest (6.0) (5.0) Other - net (2.4) - Net cash flow (used in) provided from financing activities (67.7) 25.1 Effect of exchange rate changes on cash and cash equivalents (5.0) 2.7 Increase in cash and cash equivalents 635.8 226.1 Cash and cash equivalents, beginning of period 575.1 349.0 Cash and cash equivalents, end of period $ 1,210.9 $ 575.1 Years ended Adjustments to reconcile net earnings to net cash provided from operating activities: The accompanying notes are an integral part of these consolidated financial statements.

2020 ANNUAL REPORT KINROSS GOLD FS 10 KINROSS GOLD CORPORATION 10 CONSOLIDATED STATEMENTS OF EQUITY (expressed in millions of United States dollars) December 31, December 31, 2020 2019 Common share capital Balance at the beginning of the period 14,926.2 $ 14,913.4 $ Transfer to contributed surplus on reduction of stated capital Note 15 (10,473.4) - Transfer from contributed surplus on exercise of restricted shares 7.8 5.3 Options exercised, including cash 13.1 7.5 Balance at the end of the period 4,473.7 $ 14,926.2 $ Contributed surplus Balance at the beginning of the period 242.1 $ 239.8 $ Transfer from common share capital on reduction of stated capital Note 15 10,473.4 - Share-based compensation 13.7 14.3 Transfer of fair value of exercised options and restricted shares (20.2) (12.0) Balance at the end of the period 10,709.0 $ 242.1 $ Accumulated deficit Balance at the beginning of the period (9,829.4) $ (10,548.0) $ Dividends paid Note 15 (75.5) - Net earnings attributable to common shareholders 1,342.4 718.6 Balance at the end of the period (8,562.5) $ (9,829.4) $ Accumulated other comprehensive income (loss) Balance at the beginning of the period (20.4) $ (98.5) $ Other comprehensive (loss) income, net of tax (3.3) 78.1 Balance at the end of the period (23.7) $ (20.4) $ Total accumulated deficit and accumulated other comprehensive income (loss) (8,586.2) $ (9,849.8) $ Total common shareholders' equity 6,596.5 $ 5,318.5 $ Non-controlling interests Balance at the beginning of the period 14.1 $ 20.6 $ Net earnings (loss) attributable to non-controlling interest 16.3 (1.5) Non-controlling interest resulting from Peak acquisition Note 6 41.0 - Funding from non-controlling interest 1.1 - Dividends paid to non-controlling interest (6.0) (5.0) Balance at the end of the period 66.5 $ 14.1 $ Total equity 6,663.0 $ 5,332.6 $ Years ended The accompanying notes are an integral part of these consolidated financial statements.

11 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 11 1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. In anticipation of and in response to the global COVID-19 pandemic, Kinross’ protocols and contingency plans, which the Company began implementing in late January 2020, have mitigated impacts of the pandemic to its global portfolio. All of Kinross’ mines continued production during the year ended December 31, 2020, as the Company’s ongoing response to the COVID-19 pandemic continued to maintain the safety of its global workforce and host communities while mitigating operational impacts. However, COVID-19 did partially affect overall performance, productivity rates and costs, mainly as a result of global travel constraints and the implementation of enhanced safety protocols and measures at all mines and projects. The consolidated financial statements of the Company for the year ended December 31, 2020 were authorized for issue in accordance with a resolution of the Board of Directors on February 10, 2021. 2. BASIS OF PRESENTATION These consolidated financial statements for the year ended December 31, 2020 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company’s significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i. Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year-end.

			As at	
Entity	Property/ Segment	Location	**December 31, 2020**	December 31, 2019
Subsidiaries:				
(Consolidated)				
Fairbanks Gold Mining, Inc.	Fort Knox	USA	**100%**	100%
Kinross Brasil Mineração S.A. ("KBM")	Paracatu	Brazil	**100%**	100%
Compania Minera Maricunga ("CMM")	Maricunga and Lobo-Marte / Corporate and Other	Chile	**100%**	100%
Compania Minera Mantos de Oro ("MDO")	La Coipa / Corporate and Other	Chile	**100%**	100%
Echo Bay Minerals Company	Kettle River - Buckhorn / Corporate and Other	USA	**100%**	100%
Chukotka Mining and Geological Company	Kupol	Russian Federation	**100%**	100%
Northern Gold LLC	Dvoinoye/ Kupol	Russian Federation	**100%**	100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	**100%**	100%
Chirano Gold Mines Ltd.[(a)]	Chirano	Ghana	**90%**	90%
KG Mining (Bald Mountain) Inc. ("KGBM")	Bald Mountain	USA	**100%**	100%
Round Mountain Gold Corporation / KG Mining (Round Mountain) Inc.	Round Mountain	USA	**100%**	100%
Udinsk Gold LLC[(b)]	Chulbatkan / Corporate and Other	Russian Federation	**100%**	-
Peak Gold, LLC[(c)] ("Peak")	Peak / Corporate and Other	USA	**70%**	-
Interest in joint venture:				
(Equity accounted)				
Sociedad Contractual Minera Puren	Puren / Corporate and Other	Chile	**65%**	65%

(a) The Company holds a 90% interest in Chirano Gold Mines Ltd. with the Government of Ghana having the right to the remaining 10% interest.

(b) On January 16, 2020, the Company acquired the Chulbatkan license, containing the Udinsk development project, in Russia. See Note 6i.

(c) On September 30, 2020, the Company acquired a 70% interest in the Peak project in Alaska. See Note 6ii.

2020 ANNUAL REPORT KINROSS GOLD **FS** 12

13 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 13 (a) Subsidiaries Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. (b) Joint Arrangements The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting. (c) Associates Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence. Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates. The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, AOCI and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired. ii. Functional and presentation currency The functional and presentation currency of the Company is the United States dollar. Transactions denominated in foreign currencies are translated into the United States dollar as follows: Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date; Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date; Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at FVOCI, is recognized in other comprehensive income (“OCI”), the related translation differences are also recognized in OCI.

2020 ANNUAL REPORT KINROSS GOLD FS 14 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 14 iii. Cash and cash equivalents Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks or in escrow that is not available for general corporate use. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost. iv. Short-term investments Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest. Short- term investments are classified as and measured at amortized cost. v. Long-term investments Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as financial assets at FVOCI. These equity investments are measured at fair value on acquisition and at each reporting date, with all realized and unrealized gains and losses recorded permanently in AOCI. vi. Inventories Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the prevailing and long-term metal price estimates, and estimated costs to complete production into a saleable form and estimated costs to sell. Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term. The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term. In-process inventories represent materials that are in the process of being converted to a saleable product. Materials and supplies are valued at the lower of average cost and NRV. Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV. vii. Borrowing costs Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

15 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 15 viii. Business combinations A business combination is a transaction or other event in which control over one or more businesses is obtained. For the year ended December 31, 2019, a business was defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consisted of inputs and processes applied to those inputs that have the ability to create outputs that provided a return to the Company and its shareholders. A business did not need to include all of the inputs and processes that were used by the acquiree to produce outputs if the business could be integrated with the inputs and processes of the Company to continue to produce outputs. Effective January 1, 2020, a business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods and services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to contribute to the creation of outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets: has begun planned principal activities; has employees, intellectual property and other inputs and processes that could be applied to those inputs to create outputs or have the ability to contribute to the creation of outputs; is pursuing a plan to produce outputs; and will be able to obtain access to customers that will purchase the outputs. Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business. The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination. Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets. If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations. Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition. ix. Goodwill Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of any acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that

2020 ANNUAL REPORT KINROSS GOLD FS 16 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 16 generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU. Goodwill arises principally because of the following factors: (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer- specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination. x. Exploration and evaluation (“E&E”) costs E&E costs are those costs required to find a mineral property and determine its commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. E&E costs consist of: gathering exploration data through topographical and geological studies; exploratory drilling, trenching and sampling; determining the volume and grade of the resource; test work on geology, metallurgy, mining, geotechnical and environmental; and conducting engineering, marketing and financial studies. Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized E&E costs in property, plant and equipment. The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of the fair value of: estimated potential ounces, and exploration properties. Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors. xi. Property, plant and equipment Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs. Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Acquired or capitalized E&E costs may be included within mineral interests in development and operating properties or pre- development properties depending upon the nature of the property to which the costs relate.

17 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 17 Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset. (a) Asset categories The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property. Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation. Mineral interests consist of: Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced. (b) Depreciation, depletion and amortization For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization, net of residual value. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change. Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion. Land is not depreciated. Mobile and other equipment are generally depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves. The Company reviews useful lives and estimated residual values of its property, plant and equipment annually. Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use. (c) Derecognition The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal. xii. Valuation of Goodwill and Long-lived Assets Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In addition, capitalized E&E costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset

2020 ANNUAL REPORT KINROSS GOLD FS 18 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 18 unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously. The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed. Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. xiii. Leases Right-of-use assets and lease liabilities are recognized at the commencement date of a lease. Lease liabilities are initially measured at the present value of lease payments to be paid after the lease’s commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate. Right-of-use assets are initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made on or before the lease’s commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the leased asset, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the useful life of the asset or the term of the lease. If a purchase option is expected to be exercised, the asset is amortized over its useful life. Lease liabilities are subsequently measured at amortized cost using the effective interest method and are re-measured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the assessment of whether a purchase, extension or termination option is likely to be exercised. Lease payments for short-term leases, which have a lease term of 12 months or less, leases of low-value assets, which have an underlying asset value, when new, of $5,000 or less, as well as leases with variable lease payments are recognized as an expense over the term of such leases. xiv. Financial instruments and hedging activity (a) Financial instrument classification and measurement Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVPL”) or FVOCI. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL: it is held with the objective of collecting contractual cash flows; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

19 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 19 On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis. All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method. Loss allowances for ‘expected credit losses’ are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to equity investments. A loss event is not required to have occurred before a credit loss is recognized. The Company has classified and measured its financial instruments as described below: Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost. Trade receivables and certain other assets are classified as and measured at amortized cost. Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI. Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost. Derivative assets and liabilities including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as and measured at FVPL. (b) Hedges The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed, unless such hedged transaction results in the recognition of a non-financial asset. Any ineffective portion of a hedge relationship is recognized immediately in earnings. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts. When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. These amounts recorded in OCI are recognized in earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in earnings in the period in which they occur. For hedges that do not qualify for hedge accounting, gains or losses are recognized in earnings in the current period.

2020 ANNUAL REPORT KINROSS GOLD FS 20 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 20 xv. Share-based payments The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following: Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, either shares are issued from treasury, or the options are cancelled and a cash payment equal to the ‘in-the-money’ value of the options is made. Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan. Restricted Share Unit Plan (Cash-Settled): Cash-settled RPSUs are granted under the Restricted Share Unit Plan (Cash- Settled). Both RSUs and RPSUs are awarded to certain employees as a percentage of long-term incentive awards. (a) RSUs may be equity or cash-settled and are recorded at fair value based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of equity-settled RSUs, shares are generally issued from treasury. Cash-settled RSUs are accounted for as a liability at fair value and re-measured each period based on the current market value of the underlying stock at period end, with changes in the liability recorded as compensation expense each period. (b) RPSUs are equity-settled and are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury. Deferred Share Unit Plan: Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period. Employee Share Purchase Plan: The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market. xvi. Metal sales Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2020 or December 31, 2019. Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related

21 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 21 costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 19. All reportable segments principally generate revenue from metal sales. xvii. Provision for reclamation and remediation The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the asset or reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the timing of cash flows. The periodic unwinding of the discounted obligation is recognized in the consolidated statement of operations as a finance expense. xviii. Income tax The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity. Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods. Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. xix. Earnings (loss) per share Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares

2020 ANNUAL REPORT KINROSS GOLD FS 22 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 22 outstanding during the period. Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. 4. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES Effective January 1, 2020, the Company adopted amendments to IFRS 3, which amended the definition of a business. This amended definition requires a business to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of ‘outputs’ was amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and economic benefits. See Note 3viii for details of the accounting policy. These amendments were applied to the acquisitions of the Chulbatkan license and 70% interest in the Peak project. See Note 6. 5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates. i. Significant Judgments in Applying Accounting Policies The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to: (a) Mineral Reserves and Mineral Resources The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization. (b) Depreciation, depletion and amortization Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. (c) Taxes The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. ii. Significant Accounting Estimates and Assumptions The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to: (a) Mineral Reserves and Mineral Resources Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by

23 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 23 appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization. (b) Purchase Price Allocation Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation. (c) Depreciation, depletion and amortization Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is generally depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves. The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves. (d) Valuation of goodwill and long-lived assets The assessment of fair values, including those of the CGUs for purposes of testing goodwill for potential impairment and long-lived assets for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s LOM plans, as well as future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other long-lived assets could impact the impairment analysis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 4 year to 17 year period. Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

2020 ANNUAL REPORT KINROSS GOLD FS 24 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 24 Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future metals prices. For the 2020 annual analysis, estimated 2021, 2022 and long-term gold prices of $1,700, $1,700, and $1,500 per ounce, respectively, and short-term and long-term silver prices of $20 were used. For the 2019 annual analysis, estimated short- term and long-term prices of gold and silver of $1,400 per ounce and $17.50 per ounce, respectively, were used. The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2020 annual analysis, estimated short-term and long- term oil prices of $55 per barrel were used. For the 2019 annual analysis, estimated short-term and long-term oil prices of $60 per barrel were used. The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2020 annual analysis, real discount rates of between 3.61% and 6.82% were used for the CGUs tested. For the CGUs tested in the 2019 annual analysis, real discount rates of between 3.33% and 6.97% were used. Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU. When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2020 in respect of the fair value determinations at that date, which ranged from 0.4 to 1.5. NAV multiples observed at December 31, 2019 were in the range of 0.8 to 1.7. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset. (e) Inventories Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs, and subsequent reversals thereof, of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs and related reversals include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

25 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 25 (f) Provision for reclamation and remediation The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided. (g) Deferred taxes The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets. (h) Contingencies Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

6. ACQUISITIONS AND DISPOSITIONS

i. Acquisition of Chulbatkan license

On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan license, containing the Udinsk development project, located in Khabarovsk Krai, Far East Russia, from N-Mining Limited ("N-Mining"), for total fixed consideration of $283.0 million. In addition, N-Mining is entitled to receive an economic participation equivalent to a 1.5% Net Smelter Return ("NSR") royalty on future production from this Chulbatkan license, as well as $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back one-third of the 1.5% NSR royalty for $10 million, subject to certain gold price related adjustments, at any time within 24 months of closing.

On January 16, 2020, the Company closed the acquisition. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash. The remaining 50% was recorded as a deferred payment obligation on the consolidated balance sheet. On January 15, 2021, in accordance with a further amended acquisition agreement to settle 100% of the final installment in cash instead of 60-100% in Kinross shares, the Company paid the remaining $141.5 million in cash.

The acquisition was accounted for as an asset acquisition, with the total purchase price of $290.5 million comprised of the $283.0 million fixed purchase price, plus $3.1 million of net working capital adjustments and transaction costs of $4.4 million, allocated as follows:

Purchase price allocation		
Mineral interests - pre-development properties	$	278.9
Land, plant and equipment		8.0
Total property, plant and equipment		286.9
Net working capital		3.6
Total net assets acquired	$	290.5

ii. Acquisition of 70% interest in the Peak development project

On September 30, 2020, the Company acquired a 70% interest in the Peak project in Alaska, which was 40% owned by Royal Alaska, LLC ("Royal Alaska"), a subsidiary of Royal Gold, Inc. ("Royal Gold") and 60% owned by CORE Alaska, LLC ("CORE Alaska"), a subsidiary of Contango ORE, Inc. ("Contango"), for total cash consideration of $93.7 million. Kinross purchased 40% of Peak by acquiring Royal Alaska from Royal Gold for total cash consideration of $49.2 million, and purchased an additional 30% of Peak from CORE Alaska for total consideration of $44.5 million. The cash consideration paid to Contango includes a $1.2 million reimbursement prepayment for a new royalty on Peak silver revenues.

The acquisition was accounted for as an asset acquisition with the total purchase price of $96.9 million, comprised of cash payments of $93.7 million and total transaction costs of $3.2 million, allocated as follows:

Purchase price allocation		
Mineral interests - pre-development properties	$	136.5
Land, plant and equipment		0.2
Total property, plant and equipment		136.7
Other assets - net		1.2
Non-controlling interest[(a)]		(41.0)
Total net assets acquired	$	96.9

(a) Non-controlling interest has been recorded related to the 30% interest of Peak Gold, LLC that the Company did not acquire.

iii. Disposition of royalty portfolio

On December 2, 2019, the Company entered into an agreement with Maverix Metals Inc. ("Maverix") to sell a royalty portfolio of precious metals royalties.

On December 19, 2019, the Company completed the sale for total consideration of $73.9 million, including $25.0 million in cash and approximately 11.2 million common shares, representing 9.4% of the issued and outstanding common shares, of Maverix. The Company recognized a gain on disposition of $72.7 million in other income in connection with the sale. See Note 7xiii.

2020 ANNUAL REPORT KINROSS GOLD FS 26

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

7. CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i. Cash and cash equivalents:

		December 31, 2020		December 31, 2019
Cash on hand and balances with banks	$	562.0	$	305.6
Short-term deposits		648.9		269.5
	$	1,210.9	$	575.1

ii. Restricted cash:

		December 31, 2020		December 31, 2019
Restricted cash[(a)]	$	13.7	$	15.2

(a) Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.

iii. Accounts receivable and other assets:

		December 31, 2020		December 31, 2019
Trade receivables	$	8.1	$	6.9
Prepaid expenses		21.6		25.2
VAT receivable		46.6		69.6
Deposits		28.9		10.5
Unrealized fair value of derivative assets[(a)]		6.5		7.2
Other		10.6		18.0
	$	122.3	$	137.4

(a) See Note 10 for details of the current portion of unrealized fair value of derivative assets.

iv. Inventories:

		December 31, 2020		December 31, 2019
Ore in stockpiles[(a)]	$	277.4	$	300.3
Ore on leach pads[(b)]		498.8		384.7
In-process		108.0		99.2
Finished metal		50.3		52.3
Materials and supplies		448.2		520.6
		1,382.7		1,357.1
Long-term portion of ore in stockpiles and ore on leach pads[(a),(b)]		(309.8)		(303.3)
	$	1,072.9	$	1,053.8

(a) Ore in stockpiles relates to the Company's operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7viii.

(b) Ore on leach pads relates to the Company's Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2023, Round Mountain in 2026 and Fort Knox in 2028. The last tonne of ore was placed on the Tasiast leach pads during 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7viii.

27 FS 2020 ANNUAL REPORT KINROSS GOLD

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v. Property, plant and equipment:

		Mineral Interests		
	Land, plant and equipment[(a)]	Development and operating properties[(b)]	Pre-development properties	Total
Cost				
Balance at January 1, 2020	$ 9,715.0	$ 9,540.6	$ 13.4	$ 19,269.0
Additions	535.5	539.9	15.5	1,090.9
Acquisitions[(c)]	8.2	15.4	441.8	465.4
Capitalized interest	22.8	25.5	0.8	49.1
Disposals	(82.9)	-	(0.1)	(83.0)
Other	(8.6)	14.8	(6.1)	0.1
Balance at December 31, 2020	10,190.0	10,136.2	465.3	20,791.5
Accumulated depreciation, depletion, amortization and reversals of impairment charges				
Balance at January 1, 2020	$ (6,114.1)	$ (6,814.9)	$ -	$ (12,929.0)
Depreciation, depletion and amortization	(589.9)	(380.3)	-	(970.2)
Reversals of impairment charges[(d)]	160.5	528.5	-	689.0
Disposals	73.8	-	-	73.8
Other	(1.6)	-	-	(1.6)
Balance at December 31, 2020	(6,471.3)	(6,666.7)	-	(13,138.0)
Net book value	$ 3,718.7	$ 3,469.5	$ 465.3	$ 7,653.5
Amount included above as at December 31, 2020:				
Assets under construction	$ 540.8	$ 189.1	$ 19.1	$ 749.0
Assets not being depreciated[(e)]	$ 769.9	$ 607.0	$ 465.3	$ 1,842.2

(a) *Additions includes $38.2 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2020. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $16.1 million during the year ended December 31, 2020. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $76.2 million as at December 31, 2020.*

(b) *At December 31, 2020, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte.*

(c) *During the year ended December 31, 2020, the Company acquired the Chulbatkan license area and a 70% interest in the Peak development project, with both respective mineral interests classified in pre-development properties. See Note 6.*

(d) *At December 31, 2020, impairment reversals of property, plant and equipment were recorded at Tasiast, Chirano, and Lobo-Marte. At June 30, 2020, an impairment reversal was recorded at Lobo-Marte, entirely related to property, plant and equipment. See Note 8.*

(e) *Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.*

2020 ANNUAL REPORT KINROSS GOLD FS 28

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

				Mineral Interests				
		Land, plant and equipment[(a)]		Development and operating properties[(b)]		Pre-development properties		Total
Cost								
Balance at January 1, 2019	$	9,184.2	$	8,816.6	$	13.4	$	18,014.2
Additions		607.5		666.5		-		1,274.0
Capitalized interest		14.7		32.7		-		47.4
Disposals		(69.9)		-		-		(69.9)
Other		(21.5)		24.8		-		3.3
Balance at December 31, 2019		9,715.0		9,540.6		13.4		19,269.0
Accumulated depreciation, depletion, amortization and reversal of impairment charges								
Balance at January 1, 2019	$	(5,702.1)	$	(6,793.0)	$	-	$	(12,495.1)
Depreciation, depletion and amortization		(572.9)		(280.6)		-		(853.5)
Reversals of impairment charges[(c)]		102.4		259.4		-		361.8
Disposals		60.5		-		-		60.5
Other		(2.0)		(0.7)		-		(2.7)
Balance at December 31, 2019		(6,114.1)		(6,814.9)		-		(12,929.0)
Net book value	$	3,600.9	$	2,725.7	$	13.4	$	6,340.0
Amount included above as at December 31, 2019:								
Assets under construction	$	308.8	$	438.2	$	-	$	747.0
Assets not being depreciated[(d)]	$	538.3	$	735.9	$	13.4	$	1,287.6

(a) *Additions includes $42.9 million of transitional adjustments for the recognition of leased right-of-use assets upon the Company's adoption of IFRS 16 on January 1, 2019, as well as $22.7 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2019. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $11.5 million during the year ended December 31, 2019. The net book value of property, plant and equipment includes leased right-of-use assets with an aggregate net book value of $54.1 million as at December 31, 2019.*

(b) *At December 31, 2019, the significant development and operating properties were Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa and Lobo-Marte.*

(c) *At December 31, 2019, impairment reversals were recorded at Paracatu and Tasiast, entirely related to property, plant and equipment. See Note 8.*

(d) *Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.*

Capitalized interest primarily relates to qualifying capital expenditures at Tasiast, Round Mountain, Fort Knox, Bald Mountain and Paracatu and had a weighted average borrowing rate of 5.20% and 5.49% during the years ended December 31, 2020 and 2019, respectively.

At December 31, 2020, $526.1 million of E&E assets were included in mineral interests (December 31, 2019 - $251.4 million). During the year ended December 31, 2020, the Company had additions of $457.3 million, primarily related to the purchases of the Chulbatkan license area and a 70% interest in the Peak project, recognized $90.9 million of impairment reversals related to Chirano E&E assets, and transferred $311.9 million of E&E assets to capitalized development, primarily related to La Coipa and Chirano. During the year ended December 31, 2019, the Company did not have any acquisitions, dispositions or reversals of impairments of E&E assets, or transfers of E&E assets to capitalized development.

During the year ended December 31, 2020, the Company capitalized $38.4 million and expensed $19.1 million of E&E costs (year ended December 31, 2019 - $20.7 million and $17.4 million, respectively). Capitalized E&E costs are included as investing cash flows while expensed E&E costs are included as operating cash flows.

vi. Goodwill:

As at December 31, 2020 and 2019, goodwill of $158.8 million related entirely to Kupol.

29 FS 2020 ANNUAL REPORT KINROSS GOLD

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

vii. Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:

	December 31, 2020		December 31, 2019	
	Fair value	Gains (losses) in AOCI[a]	Fair value	Gains (losses) in AOCI[a]
Investments in an accumulated gain position	$ 80.9	$ 18.2	$ 79.8	$ 10.3
Investments in an accumulated loss position	32.1	(47.0)	46.4	(36.5)
Net realized gains (losses)	-	2.9	-	-
	$ 113.0	$ (25.9)	$ 126.2	$ (26.2)

(a) See the consolidated statements of comprehensive income and Note 7xi for details of changes in fair value recognized in OCI during the years ended December 31, 2020 and 2019.

viii. Other long-term assets:

	December 31, 2020	December 31, 2019
Long-term portion of ore in stockpiles and ore on leach pads[a]	$ 309.8	$ 303.3
Deferred charges, net of amortization	6.0	32.5
Long-term receivables	124.1	171.0
Advances for the purchase of capital equipment	9.1	15.1
Restricted cash[b]	25.0	-
Unrealized fair value of derivative assets[c]	10.5	4.5
Other	52.7	46.3
	$ 537.2	$ 572.7

(a) Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at December 31, 2020, long-term ore in stockpiles was at the Company's Fort Knox, Kupol, Tasiast and Paracatu mines, and long-term ore on leach pads was at the Company's Fort Knox and Round Mountain mines.

(b) See Note 12iii for details of the Tasiast loan and cash restricted for future loan payments as at December 31, 2020.

(c) See Note 10 for details of the non-current portion of unrealized fair value of derivative assets.

ix. Accounts payable and accrued liabilities:

	December 31, 2020	December 31, 2019
Trade payables	$ 89.1	$ 89.3
Accrued liabilities	242.8	246.7
Employee related accrued liabilities	147.3	133.3
	$ 479.2	$ 469.3

x. Other current liabilities:

	December 31, 2020	December 31, 2019
Current portion of lease liabilities[a]	$ 28.4	$ 16.0
Current portion of unrealized fair value of derivative liabilities[b]	21.3	4.3
	$ 49.7	$ 20.3

(a) See Note 13 for details of the current portion of lease liabilities.

(b) See Note 10 for details of the current portion of unrealized fair value of derivative liabilities.

xi. Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2018	$ (75.2)	$ (23.3)	$ (98.5)
Other comprehensive income before tax	49.3	36.8	86.1
Tax	(0.3)	(7.7)	(8.0)
Balance at December 31, 2019	$ (26.2)	$ 5.8	$ (20.4)
Other comprehensive income (loss) before tax	0.3	(5.7)	(5.4)
Tax	-	2.1	2.1
Balance at December 31, 2020	$ (25.9)	$ 2.2	$ (23.7)

2020 ANNUAL REPORT KINROSS GOLD FS 30

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidated Statements of Operations

xii. Other operating expense:

	Years ended December 31,			
		2020		2019
Other operating expense	$	186.5	$	108.5
	$	186.5	$	108.5

In 2020, other operating expense of $186.5 million for the year ended December 31, 2020 includes $64.1 million of labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic, $8.3 million of costs relating to the temporary suspension of site activities as a result of the Tasiast strike in the second quarter of 2020, and environmental and other operating expenses for non-operating mining sites of $46.0 million.

Other operating expense of $108.5 million for the year ended December 31, 2019 includes $25.1 million of costs as a result of production issues associated with the pit wall slide at Fort Knox, and environmental and other operating expenses for closed mining sites of $35.6 million, and was reduced by $17.5 million as a result of additional federal VAT credits at Paracatu due to changes in Brazil's tax regulations.

xiii. Other income – net:

	Years ended December 31,			
		2020		2019
Net gains on dispositions of assets[(a)]	$	1.2	$	70.4
Foreign exchange (losses) gains - net		(7.3)		0.6
Net non-hedge derivative gains		1.0		1.4
Equity in (losses) earnings of joint venture[(b)]		(0.1)		0.1
Other - net[(c)]		12.6		0.2
	$	7.4	$	72.7

(a) During the year ended December 31, 2019, the Company recognized a gain of $72.7 million on disposition of a portfolio of precious metals royalties. See Note 6iii.

(b) Represents Kinross' equity in net (losses) earnings, and other comprehensive income (losses) of which there was $nil for the years ended December 31, 2020 and 2019, of its Puren joint venture investment.

(c) During the year ended December 31, 2020, the Company recognized $10.8 million of insurance recoveries.

xiv. Finance expense:

	Years ended December 31,			
		2020		2019
Accretion of reclamation and remediation obligations	$	(23.0)	$	(31.0)
Interest expense, including accretion of debt and lease liabilities[(a), (b)]		(89.6)		(76.9)
	$	(112.6)	$	(107.9)

(a) During the years ended December 31, 2020 and 2019, $49.1 million and $47.4 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7v.

(b) During the years ended December 31, 2020 and 2019, accretion of lease liabilities was $3.0 million and $2.9 million, respectively.

Total interest paid, including interest capitalized, during the year ended December 31, 2020 was $111.0 million (year ended December 31, 2019 - $100.6 million). See Note 12v.

xv. Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,			
		2020		2019
Salaries, short-term incentives, and other benefits	$	707.9	$	680.8
Share-based payments		30.7		27.0
Other		16.3		26.4
	$	754.9	$	734.2

31 FS 2020 ANNUAL REPORT KINROSS GOLD

2020 ANNUAL REPORT KINROSS GOLD FS 32 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 32 8. REVERSALS OF IMPAIRMENT CHARGES - NET 2020 2019 Property, plant and equipment (i) (689.0) $ (361.8) $ Inventories (ii) 38.1 - (650.9) $ (361.8) $ Years ended December 31, i. Property, plant and equipment During the year ended December 31, 2020, the Company recorded reversals of previous impairment charges of $689.0 million, related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($204.5 million) and Lobo- Marte ($185.0 million, which included $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly a result of increases in the Company’s long-term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte. For Tasiast and Chirano, the reversals were limited to a full reversal of the remaining impairment charges previously recorded. For Lobo-Marte, the reversal represents a partial reversal of the total impairment charges previously recorded. The tax impacts of the impairment reversals at Chirano and Lobo-Marte were income tax expenses of $71.6 million and $4.6 million, respectively. There was no tax impact on the impairment reversal at Tasiast. After giving effect to the impairment reversals, the carrying values of Tasiast, Chirano and Lobo-Marte were $2,455.7 million, $240.3 million and $319.2 million, respectively, as at December 31, 2020. At December 31, 2019, the Company recorded reversals of previous impairment charges of $361.8 million, related entirely to property, plant and equipment at Paracatu ($200.7 million) and Tasiast ($161.1 million), and were mainly due to an increase in the Company’s long-term gold price estimate. For Paracatu, the reversal was limited to a full reversal of the remaining impairment charge recorded in 2017. For Tasiast, the reversal represents a partial reversal of the total impairment charges previously recorded. The tax impact on the impairment reversal at Paracatu was an expense of $68.2 million and was recorded within income tax expense. There was no tax impact on the impairment reversal at Tasiast. After giving effect to the impairment reversals, the carrying values of Paracatu and Tasiast were $1,461.0 million and $2,123.6 million, respectively, as at December 31, 2019. The significant estimates and assumptions used in the Company’s impairment assessments are disclosed in Note 5 to the financial statements. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU with recorded goodwill to exceed its recoverable amount. ii. Inventories During 2020, the Company recognized impairment charges of $38.1 million related to inventories. The inventory impairment charges were recorded to reduce the carrying value of certain materials and supplies inventories to net realizable value. 9. INVESTMENT IN JOINT VENTURE The Company’s Puren joint venture investment is accounted for under the equity method and had the following carrying values: December 31, December 31, 2020 2019 Investment in joint venture - Puren 18.3 $ 18.4 $ 18.3 $ 18.4 $ There are no publicly quoted market prices for Puren.

33 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 33 10. FAIR VALUE MEASUREMENT (a) Recurring fair value measurement: Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date. The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2020 include: Level 1 Level 2 Level 3 Aggregate Fair Value Equity investments at FVOCI 113.0 $ - $ - $ 113.0 $ Derivative contracts: Foreign currency forward and collar contracts - (4.3) - (4.3) Energy swap contracts - 7.6 - 7.6 Total return swap contracts - (11.0) - (11.0) $ 113.0 $ (7.7) - $ $ 105.3 During the year ended December 31, 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements. The valuation techniques that are used to measure fair value are as follows: Equity investments at FVOCI: Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy. Derivative contracts: The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

2020 ANNUAL REPORT KINROSS GOLD FS 34 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 34 The following table summarizes information about derivative contracts outstanding at December 31, 2020 and 2019: Asset / (Liability) Asset / (Liability) Fair Value Fair Value Currency contracts Foreign currency forward and collar contracts(a) (i) $ (4.3) $ (2.5) $ 3.9 $ 2.6 Commodity contracts Energy swap contracts(b) (ii) 7.6 4.7 4.0 3.2 Other contracts Total return swap contracts (iii) (11.0) - (1.3) - Total all contracts $ (7.7) $ 2.2 $ 6.6 $ 5.8 Unrealized fair value of derivative assets Current $ 6.5 $ 7.2 Non-current 10.5 4.5 $ 17.0 $ 11.7 Unrealized fair value of derivative liabilities Current (21.3) $ $ (4.3) Non-current (3.4) (0.8) (24.7) $ $ (5.1) Total net fair value $ (7.7) $ 6.6 AOCI December 31, 2020 December 31, 2019 AOCI (a) Of the total amount recorded in AOCI at December 31, 2020, $(4.1) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts. (b) Of the total amount recorded in AOCI at December 31, 2020, $(0.5) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts. (i) Foreign currency forward and collar contracts The following table provides a summary of foreign currency forward and collar contracts outstanding at December 31, 2020 and their respective maturities: Foreign currency 2021 2022 2023 Brazilian real zero cost collars (in millions of U.S. dollars) 103.6 $ 64.8 $ 43.2 $ Average put strike (Brazilian real) 4.35 4.62 5.00 Average call strike (Brazilian real) 5.39 6.56 7.26 Canadian dollar forward buy contracts (in millions of U.S. dollars) 25.2 $ 12.0 $ - $ Average rate (Canadian dollar) 1.37 1.40 - Russian rouble zero cost collars (in millions of U.S. dollars) 51.6 $ 36.0 $ 20.4 $ Average put strike (Russian rouble) 70.3 75.0 77.0 Average call strike (Russian rouble) 87.8 100.6 97.8

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following new foreign currency forward and collar contracts were entered into during the year ended December 31, 2020:

- $134.4 million of Brazilian real zero cost collars, maturing from 2021 to 2023, with average put and call strikes of 4.81 and 6.94, respectively;
- $25.2 million of Canadian dollar forward buy contracts, maturing from 2021 to 2022, at an average rate of 1.40; and
- $82.8 million of Russian rouble zero cost collars, maturing from 2021 to 2023, with average put and call strikes of 75.35 and 96.93, respectively.

At December 31, 2020, the unrealized gain or loss on foreign currency forward and collar contracts recorded in AOCI is as follows:

- Brazilian real zero cost collar contracts – unrealized loss of $5.8 million (December 31, 2019 - $0.1 million loss);
- Canadian dollar forward buy contracts – unrealized gain of $2.2 million (December 31, 2019 - $0.5 million gain); and
- Russian rouble zero cost collar contracts – unrealized gain of $1.1 million (December 31, 2019 - $2.2 million gain).

(ii) Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company enters into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding at December 31, 2020 and their respective maturities:

Energy	2021	2022	2023
WTI oil swap contracts (barrels)	1,054,400	822,600	565,200
Average price	$ 47.52	$ 42.14	$ 39.58

During 2020, the following new energy swap contracts were entered into:

- 1,759,100 barrels of WTI oil swap contracts at an average rate of $40.52 per barrel maturing from 2021 to 2023.

At December 31, 2020, the unrealized gain on energy swap contracts recorded in AOCI is as follows:

- WTI oil swap contracts – unrealized gain of $4.7 million (December 31, 2019 - $3.2 million gain).

(iii) Total return swap contracts

The Company enters into total return swaps ("TRS") as economic hedges of the Company's DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2020, 5,695,000 TRS units were outstanding. Hedge accounting is not applied for the DSU/RSU hedging program.

(b) Fair value measurements related to non-financial assets:

The Company recorded reversals of previous impairment charges related to the property, plant and equipment at Tasiast, Chirano and Lobo-Marte during the year ended December 31, 2020 and at Tasiast and Paracatu during the year ended December 31, 2019, due to changes in the estimates used to determine the recoverable amount of these CGUs since their last impairment losses were recognized. Certain assumptions used in the calculation of the recoverable amounts, calculated on a fair value less cost of disposal basis, are categorized as Level 3 in the fair value hierarchy. See Notes 5ii(d) and 8.

(c) Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

35 FS 2020 ANNUAL REPORT KINROSS GOLD

2020 ANNUAL REPORT KINROSS GOLD FS 36 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 36 11. CAPITAL AND FINANCIAL RISK MANAGEMENT The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors. The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy prices by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented. i. Capital management The Company’s objectives when managing capital are to: Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment; Ensure the Company has the capital and capacity to support a long-term growth strategy; Provide investors with a superior rate of return on their invested capital; Ensure compliance with all bank covenant ratios; and Minimize counterparty credit risk. Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks. The Company is not subject to any externally imposed capital requirements. The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below: December 31, December 31, 2020 2019 Long-term debt and credit facilities $ 1,424.2 $ 1,837.4 Current portion of long-term debt and credit facilities 499.7 - Total debt $ 1,923.9 $ 1,837.4 Common shareholders' equity $ 6,596.5 $ 5,318.5 Total debt / total debt and common shareholders' equity ratio 22.6% 25.7% Company target 0 – 30% 0 – 30% ii. Gold and silver price risk management In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2020 or December 31, 2019. iii. Currency risk management The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Brazilian reais, and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

At December 31, 2020, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and other foreign currencies.

			10% strengthening in U.S. dollar		10% weakening in U.S. dollar
		Foreign currency net working capital		Effect on earnings before taxes, gain (loss)[a]		Effect on earnings before taxes, gain (loss)[a]
Canadian dollar	$	(43.7)	$	4.0	$	(4.9)
Brazilian real	$	(158.9)	$	14.4	$	(17.7)
Chilean peso	$	(13.4)	$	1.2	$	(1.5)
Russian rouble	$	33.5	$	(3.0)	$	3.7
Mauritanian ouguiya	$	3.0	$	(0.3)	$	0.3
Ghanaian cedi	$	9.2	$	(0.8)	$	1.0
Other[b]	$	(1.7)	$	0.2	$	(0.2)

(a) As described in Note 3ii, the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b) Includes Euro, British pound, Australian dollar and South African rand.

At December 31, 2020, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real and Russian rouble.

		10% strengthening in U.S. dollar		10% weakening in U.S. dollar
		Effect on OCI before taxes, (loss)[a]		Effect on OCI before taxes, gain[a]
Canadian dollar	$	(3.6)	$	4.5
Brazilian real	$	(10.1)	$	11.8
Russian rouble	$	(4.8)	$	6.4

(a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

iv. Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2020, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices.

		10% increase in price		10% decrease in price
		Effect on OCI before taxes, gain[a]		Effect on OCI before taxes, (loss)[a]
WTI oil	$	11.4	$	(11.3)

(a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

37 FS 2020 ANNUAL REPORT KINROSS GOLD

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v. Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2020 - $1,210.9 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities at December 31, 2020 are as follows:

	Total	2021 Within 1 year[b]	2022-2025 2 to 5 years	2026+ More than 5 years
Long-term debt[a]	$ 2,640.0	$ 604.5	$ 870.9	$ 1,164.6

(a) Includes the full face value of the senior notes, drawdowns on the revolving credit facility, Tasiast loan, and estimated interest.
(b) Represents interest on the senior notes, revolving credit facility and Tasiast loan, due within the next 12 months.

vi. Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company generally transacts with highly-rated counterparties and a limit on contingent exposure has been established for counterparties based on their credit ratings. As at December 31, 2020, the Company's maximum exposure to credit risk was the carrying value of cash and cash equivalents, restricted cash, accounts receivable, and derivative assets.

12. LONG-TERM DEBT AND CREDIT FACILITIES

		Interest Rates	December 31, 2020 Nominal Amount	Deferred Financing Costs	Carrying Amount[a]	Fair Value[b]	December 31, 2019 Carrying Amount[a]	Fair Value[b]
Senior notes	(i)	4.50%-6.875%	$ 1,747.7	$ (7.9)	$ 1,739.8	$ 1,999.5	$ 1,737.4	$ 1,881.9
Revolving credit facility	(ii)	LIBOR plus 1.625%	-	-	-	-	100.0	100.0
Tasiast loan	(iii)	LIBOR plus 4.380%	200.0	(15.9)	184.1	200.0	-	-
Total long-term and current debt			$ 1,947.7	$ (23.8)	$ 1,923.9	$ 2,199.5	$ 1,837.4	$ 1,981.9
Less: current portion			(500.0)	0.3	(499.7)	(509.3)	-	-
Long-term debt and credit facility			$ 1,447.7	$ (23.5)	$ 1,424.2	$ 1,690.2	$ 1,837.4	$ 1,981.9

(a) Includes transaction costs on senior notes financings.
(b) The fair value of senior notes is primarily determined using quoted market determined variables. See Note 10(c).

Scheduled debt repayments

	2021	2022	2023	2024	2025	2026 and thereafter	Total
Senior notes	$ 500.0	$ -	$ -	$ 500.0	$ -	$ 750.0	$ 1,750.0
Tasiast loan	$ -	$ 40.0	$ 36.0	$ 32.0	$ 4.0	$ 88.0	$ 200.0
Total debt payable	$ 500.0	$ 40.0	$ 36.0	$ 532.0	$ 4.0	$ 838.0	$ 1,950.0

(i) Senior notes

The Company's $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due in September 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

2020 ANNUAL REPORT KINROSS GOLD FS 38

39 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 39 The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021, 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any. (ii) Revolving credit facility As at December 31, 2020, the Company had utilized $7.5 million (December 31, 2019 - $119.1 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit. In February 2020, the Company repaid the previously outstanding $100.0 million balance on the revolving credit facility. The Company drew down $750.0 million on March 20, 2020 as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic. The Company repaid $250.0 million of this drawn amount on July 24, 2020 and repaid the remaining $500.0 million balance on September 18, 2020. On July 25, 2019, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2023 to August 10, 2024. Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2020, interest charges and fees are as follows: Type of credit Revolving credit facility LIBOR plus 1.625% Letters of credit 1.0833-1.625% Standby fee applicable to unused availability 0.325% The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2020. (iii) Tasiast Loan On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with the first drawdown of $200.0 million received on April 9, 2020, and the remaining $100.0 million is available to be drawn up to March 2022. The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest payments to be made in June and December for the term of the loan, and first principal repayments due in June 2022. As at December 31, 2020, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets. See Note 7viii. (iv) Other The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2022, effective July 1, 2020. As part of the EDC renewal, the facility was expanded to allow for use for other obligations beyond reclamation liabilities. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2020, $228.9 million (December 31, 2019 - $227.8 million) was utilized under this facility.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Tabular amounts in millions of United States dollars, unless otherwise noted)

In addition, at December 31, 2020, the Company had $175.6 million (December 31, 2019 - $184.7 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.74%.

As at December 31, 2020, $290.1 million (December 31, 2019 - $276.5 million) of surety bonds were outstanding with respect to Kinross' properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.

(v) Changes in liabilities arising from financing activities

	Long-term debt and credit facilities	Lease liabilities	Accrued interest payable[(a)]	Total
Balance as at January 1, 2020	$ 1,837.4	$ 54.9	$ 33.3	$ 1,925.6
Changes from financing cash flows				
Debt issued	950.0	-	-	950.0
Debt repayments	(850.0)	-	-	(850.0)
Interest paid	-	-	(63.1)	(63.1)
Payment of lease liabilities	-	(20.7)	-	(20.7)
	1,937.4	34.2	(29.8)	1,941.8
Other changes				
Interest expense and accretion	$ -	$ -	$ 86.6	$ 86.6
Capitalized interest	-	-	49.1	49.1
Capitalized interest paid	-	-	(47.9)	(47.9)
Additions of lease liabilities	-	38.2	-	38.2
Accretion of lease liabilities	-	3.0	-	3.0
Other cash changes	(12.8)	-	(13.8)	(26.6)
Other non-cash changes	(0.7)	(0.7)	(10.5)	(11.9)
	(13.5)	40.5	63.5	90.5
Balance as at December 31, 2020	$ 1,923.9	$ 74.7	$ 33.7	$ 2,032.3

(a) Included in Accounts payable and accrued liabilities.

	Long-term debt and credit facilities	Lease liabilities[(a)]	Accrued interest payable[(b)]	Total
Balance as at January 1, 2019[(a)]	$ 1,735.0	$ 42.9	$ 33.3	$ 1,811.2
Changes from financing cash flows				
Debt issued	300.0	-	-	300.0
Debt repayments	(200.0)	-	-	(200.0)
Interest paid	-	-	(55.6)	(55.6)
Payment of lease liabilities	-	(14.3)	-	(14.3)
	1,835.0	28.6	(22.3)	1,841.3
Other changes				
Interest expense and accretion	$ -	$ -	$ 74.0	$ 74.0
Capitalized interest	-	-	47.4	47.4
Capitalized interest paid	-	-	(45.0)	(45.0)
Additions of lease liabilities	-	22.9	-	22.9
Accretion of lease liabilities	-	2.9	-	2.9
Other cash changes	-	-	(10.0)	(10.0)
Other non-cash changes	2.4	0.5	(10.8)	(7.9)
	2.4	26.3	55.6	84.3
Balance as at December 31, 2019	$ 1,837.4	$ 54.9	$ 33.3	$ 1,925.6

(a) Total lease liabilities of $42.9 million was recognized upon the initial application of IFRS 16 as of January 1, 2019.
(b) Included in Accounts payable and accrued liabilities.

2020 ANNUAL REPORT KINROSS GOLD

FS 40

41 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 41 13. LEASES December 31, December 31, 2020 2019 Current portion of lease liabilities 28.4 $ 16.0 $ Long-term lease liabilities 46.3 38.9 74.7 $ 54.9 $ The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. The following table summarizes total undiscounted lease liability maturities as at December 31, 2020: 2021 2021-2025 2026+ Total Within 1 year 1 to 5 years More than 5 years Lease liabilities 88.7 $ 28.6 $ 45.8 $ 14.3 $ The following table summarizes such lease payments that have been expensed for the years ended December 31, 2020 and 2019: December 31, December 31, 2020 2019 Leases with a term of 12 months or less 4.8 $ 23.7 $ Leases of assets with underlying value, when new, of $5,000 or less 0.1 0.4 Leases with variable lease payments 31.2 23.3 36.1 $ 47.4 $

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

14. PROVISIONS

		Reclamation and remediation obligations (i)		Other		Total
Balance at January 1, 2020	$	866.1	$	30.4	$	896.5
Additions		45.0		8.6		53.6
Reductions		(5.0)		(10.2)		(15.2)
Reclamation spending		(39.6)		-		(39.6)
Accretion		23.0		-		23.0
Reclamation expense		6.6		-		6.6
Balance at December 31, 2020	$	896.1	$	28.8	$	924.9
Current portion		58.7		5.1		63.8
Non-current portion		837.4		23.7		861.1
	$	896.1	$	28.8	$	924.9

(i) Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the year ended December 31, 2020 is a $6.6 million expense (year ended December 31, 2019 - $11.9 million recovery) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed or are nearing the end of their operating life. The majority of the expenditures are expected to occur between 2021 and 2044. The discount rates used in estimating the site restoration cost obligation were between 0.4% and 13.3% for the year ended December 31, 2020 (year ended December 31, 2019 – 1.7% and 14.7%), and the inflation rates used were between 2.1% and 4.0% for the year ended December 31, 2020 (year ended December 31, 2019 - 2.2% and 4.0%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2020, letters of credit totaling $379.9 million (December 31, 2019 - $391.9 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2020, $289.3 million (December 31, 2019 - $275.7 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross' assets in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

2020 ANNUAL REPORT KINROSS GOLD

FS 42

43 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 43 15. COMMON SHARE CAPITAL The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2020 and 2019 is as follows: Number of shares Amount Number of shares Amount (000's) (000's) Common shares Balance at January 1, 1,253,766 14,926.2 $ 1,250,229 14,913.4 $ Transfer to contributed surplus on reduction of stated capital(a) - (10,473.4) - - Issued under share option and restricted share plans 4,554 20.9 3,537 12.8 Balance at end of period 1,258,320 4,473.7 $ 1,253,766 14,926.2 $ Total common share capital 4,473.7 $ 14,926.2 $ Year ended December 31, 2019 Year ended December 31, 2020 (a) Effective as of May 6, 2020, the shareholders of the Company approved a resolution to reduce the stated capital account of the common shares, with a resulting addition to contributed surplus. i. Dividends on common shares The following summarizes dividends declared and paid during the year ended December 31, 2020: Total Per share amount Dividends declared during the periods: Three months ended March 31, 2020 - $ - $ Three months ended June 30, 2020 - - Three months ended September 30, 2020 0.03 37.7 Three months ended December 31, 2020 0.03 37.8 Total 75.5 $ Dividends paid during the periods: Three months ended March 31, 2020 - $ - $ Three months ended June 30, 2020 - - Three months ended September 30, 2020 - - Three months ended December 31, 2020 0.06 75.5 Total 75.5 $ On February 10, 2021 the Board of Directors declared a dividend of $0.03 per common share payable on March 18, 2021 to shareholders of record on March 3, 2021. There were no dividends declared but unpaid at December 31, 2020, and no dividends were declared or paid during the year ended December 31, 2019.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

16. SHARE-BASED PAYMENTS

Share-based compensation expense recorded during the years ended December 31, 2020 and 2019 was as follows:

	Years ended December 31, 2020	2019
Share option plan expense (i)	$ 1.0	$ 2.4
Restricted share unit plan expense, including restricted performance shares (ii)	29.7	24.6
Deferred share units expense (iii)	1.3	1.1
Employer portion of employee share purchase plan (iv)	2.4	2.1
Total share-based compensation expense	$ 34.4	$ 30.2

(i) Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The share options outstanding at December 31, 2020 expire at various dates through 2026. The number of common shares available for the granting of options as at December 31, 2020 was 14.6 million.

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2020 and 2019:

	2020		2019	
	Number of options (000's)	Weighted average exercise price (CDN$/option)	Number of options (000's)	Weighted average exercise price (CDN$/option)
Balance at January 1	10,170	$ 5.16	12,344	$ 5.77
Granted	-	-	2,042	4.59
Exercised	(2,566)	4.90	(1,577)	4.41
Forfeited	(808)	5.02	(741)	4.42
Expired	(1,195)	8.03	(1,898)	9.42
Outstanding at end of period	5,601	$ 4.68	10,170	$ 5.16
Exercisable at end of period	3,813	$ 4.68	6,459	$ 5.38

For the year ended December 31, 2020, the weighted average share price at the date of exercise was CDN$8.63 (December 31, 2019 - CDN$6.20).

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2020:

		Options outstanding			Options exercisable		
Exercise price range in CDN$:		Number of options (000's)	Weighted average exercise price (CDN$)	Weighted average remaining contractual life (years)	Number of options (000's)	Weighted average exercise price (CDN$)	Weighted average remaining contractual life (years)
3.73	4.50	1,438	3.89	1.48	1,438	3.89	1.48
4.51	5.00	2,794	4.74	3.90	1,006	4.82	3.76
5.01	5.82	1,369	5.39	1.74	1,369	5.40	1.74
		5,601	$ 4.68	2.75	3,813	$ 4.68	2.17

2020 ANNUAL REPORT KINROSS GOLD FS 44

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

No options were granted during the year ended December 31, 2020. The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the year ended December 31, 2019:

		2019
Weighted average share price (CDN$)	$	4.59
Expected dividend yield		0.0%
Expected volatility		44.8%
Risk-free interest rate		1.8%
Expected option life (in years)		4.5
Weighted average fair value per stock option granted (CDN$)	$	1.79

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company's shares.

(ii) Restricted share unit plans

The Company has a Restricted Share Plan and a Restricted Share Unit Plan (Cash-Settled) whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. Under the Restricted Share Plan, the aggregate number of shares reserved for issuance may not exceed 50 million common shares. The number of common shares available for the granting of restricted shares under this plan as at December 31, 2020 was 21.9 million.

(a) Restricted share units

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.

The following table summarizes information about all RSUs and related changes during the years ended December 31, 2020 and 2019:

	2020			2019		
	Number of units (000's)		Weighted average fair value (CDN$/unit)	Number of units (000's)		Weighted average fair value (CDN$/unit)
Balance at January 1	**8,512**	**$**	**4.68**	7,626	$	4.88
Granted	**3,106**		**7.42**	5,740		4.56
Redeemed	**(4,199)**		**4.78**	(3,888)		4.86
Forfeited	**(944)**		**5.17**	(966)		4.81
Outstanding at end of period	**6,475**	**$**	**5.86**	8,512	$	4.68

As at December 31, 2020, the Company had recognized a liability of $17.6 million (December 31, 2019 - $13.9 million) within employee related accrued liabilities (see Note 7ix) in respect of its cash-settled RSUs.

(b) Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

45 FS 2020 ANNUAL REPORT KINROSS GOLD

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes information about the RPSUs and related changes during the years ended December 31, 2020 and 2019:

	2020			2019		
	Number of units (000's)		Weighted average fair value (CDN$/unit)	Number of units (000's)		Weighted average fair value (CDN$/unit)
Balance at January 1	**4,937**	**$**	**5.16**	4,990	$	5.14
Granted	**1,436**		**7.76**	2,263		4.54
Redeemed	**(1,575)**		**5.32**	(1,702)		4.45
Forfeited	**(339)**		**5.02**	(614)		4.71
Outstanding at end of period	**4,459**	**$**	**5.95**	4,937	$	5.16

(iii) Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan.

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2020 and 2019 are as follows:

	Years ended December 31,			
		2020		2019
DSUs granted (000's)		**203**		269
Weighted average grant-date fair value (CDN$/ unit)	**$**	**8.66**	$	5.39

There were 1,422,650 DSUs outstanding, for which the Company had recognized a liability of $10.4 million, as at December 31, 2020 (December 31, 2019 - $7.8 million), within employee related accrued liabilities (see Note 7ix).

(iv) Employee share purchase plan

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions.

The compensation expense related to the employee SPP for the year ended December 31, 2020 was $2.4 million (year ended December 31, 2019 - $2.1 million).

2020 ANNUAL REPORT KINROSS GOLD

FS 46

47 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 47 17. EARNINGS PER SHARE Basic and diluted net earnings attributable to common shareholders of Kinross for the year ended December 31, 2020 was $1,342.4 million (year ended December 31, 2019 - $718.6 million). Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods: (Number of common shares in thousands) 2020 2019 Basic weighted average shares outstanding: 1,257,163 1,252,316 Weighted average shares dilution adjustments: Stock options 3,218 1,679 Restricted share units 2,929 3,181 Restricted performance share units 4,660 5,168 Diluted weighted average shares outstanding 1,267,970 1,262,344 Weighted average shares dilution adjustments - exclusions:(a) Stock options(b) 165 3,870 Restricted share units - - Restricted performance share units - - Years ended December 31, (a) These adjustments were excluded, as they are anti-dilutive. (b) Anti-dilutive stock options were determined using the Company’s average share price for the year. For the years ended December 31, 2020 and 2019, the average share price used was $7.00 and $3.97, respectively. 18. INCOME TAX EXPENSE The following table shows the components of the current and deferred tax expense: 2020 2019 Current tax expense Current period 297.7 $ 206.6 $ Adjustment for prior periods (75.8) (1.0) Deferred tax expense Origination and reversal of temporary differences 335.5 223.0 Impact of changes in tax rate (0.8) (1.6) Change in unrecognized deductible temporary differences (73.4) (156.3) Recognition of previously unrecognized tax losses (43.4) (24.0) Total tax expense 439.8 $ 246.7 $ Years ended December 31, On March 27, 2020 the U.S. CARES Act was signed into law. Kinross benefited primarily from two significant changes in tax law included in the U.S. CARES Act. First, $33.1 million of federal Alternative Minimum Tax (“AMT”) credits that were previously expected to be received after 2020, were received in 2020. Second, the tax law amendments provided for new tax loss carry-back opportunities that created additional federal AMT credits of $73.7 million, which were also refunded in 2020. The carry-back of U.S. net operating losses also resulted in a $25.4 million net tax benefit to tax expense, the result of the 35% U.S. federal corporate income tax rates prior to 2018, compared to 21% post 2017.

2020 ANNUAL REPORT KINROSS GOLD FS 48 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 48 The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows: 2020 2019 Combined statutory income tax rate 26.5% 26.5% Increase (decrease) resulting from: Mining taxes 1.7% 1.2% Percentage of depletion (0.9%) (1.4%) 5.5% 4.5% (0.4%) (4.1%) Over provided in prior periods - (0.4%) Income not subject to tax (0.7%) (0.7%) Effect of non-taxable impairment reversals (6.9%) (4.2%) Accounting expenses disallowed for tax 1.7% 2.3% Taxes on repatriation of foreign earnings 0.1% 0.5% Impact of CARES Act (1.4%) - AMT credit receivable due to U.S. Tax Reform - (0.5%) Other (0.7%) 1.9% Effective tax rate 24.5% 25.6% Difference in foreign tax rates and foreign exchange on deferred income taxes within income tax expense Change in unrecognized deferred tax assets i. Deferred income tax The following table summarizes the components of deferred income tax: December 31, 2020 December 31, 2019 Deferred tax assets Accrued expenses and other 51.1 $ 29.0 $ Property, plant and equipment 5.2 - Reclamation and remediation obligations 123.3 109.6 Inventory capitalization 20.8 16.8 Non-capital loss 54.4 34.7 254.8 190.1 Deferred tax liabilities Accrued expenses and other 2.4 2.7 Reclamation and remediation obligations - 2.8 Property, plant and equipment 677.5 423.4 Inventory capitalization 60.0 30.5 Deferred tax liabilities - net 485.1 $ 269.3 $ For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Movement in net deferred tax liabilities: December 31, 2020 December 31, 2019 Balance at the beginning of the period 269.3 $ 220.2 $ Recognized in the statement of operations 217.9 41.1 Recognized in OCI (2.1) 8.0 Balance at the end of the period 485.1 $ 269.3 $

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii. Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2020 is $8.9 billion (December 31, 2019 - $7.3 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2020	December 31, 2019
Deductible temporary differences	**$ 535.2**	$ 656.5
Tax losses	**$ 394.1**	$ 441.3

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

iii. Non-capital losses (not recognized)

The following table summarizes the Company's non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Net operating losses	$ 1,011.9	2027 - 2040
United States[(a)]	Net operating losses	33.6	2021 - 2033
Chile	Net operating losses	243.8	No expiry
Brazil	Net operating losses	2.1	No expiry
Russia	Net operating losses	2.5	No expiry
Mauritania	Net operating losses	88.6	2021 - 2025
Barbados	Net operating losses	144.9	2020 - 2026
Luxembourg	Net operating losses	75.1	Various
Other	Net operating losses	57.5	Various

(a) Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

19. SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

The Kupol segment includes the Kupol and Dvoinoye mines. These two mines have been aggregated into one reportable segment as they have integrated cost structures, due to the processing of Dvoinoye ore at the Kupol mill, and other shared infrastructure such as the purchasing function.

The Corporate and other segment includes corporate, shutdown and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Maricunga, and Peak) and non-mining and other operations. These have been aggregated into one reportable segment.

Finance income, finance expense, and other income - net are managed on a consolidated basis and are not allocated to operating segments.

49 FS 2020 ANNUAL REPORT KINROSS GOLD

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

i. Operating segments

The following tables set forth operating results by reportable segment for the following years:

	Operating segments							Non-operating segments[a]	
Year ended December 31, 2020:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other[b,c]	Total
Revenue									
Metal sales	$ 422.9	565.5	330.5	960.7	904.6	718.0	295.1	16.1	$ 4,213.4
Cost of sales									
Production cost of sales	251.3	219.6	155.9	358.9	304.5	235.7	196.1	3.7	1,725.7
Depreciation, depletion and amortization	97.2	49.6	128.3	183.5	123.5	191.8	58.2	10.2	842.3
(Reversals of) impairment charges - net	-	-	-	-	27.8	(289.2)	(204.5)	(185.0)	(650.9)
Total cost of sales	348.5	269.2	284.2	542.4	455.8	138.3	49.8	(171.1)	1,917.1
Gross profit	$ 74.4	296.3	46.3	418.3	448.8	579.7	245.3	187.2	$ 2,296.3
Other operating expense (income)	2.6	3.9	5.2	11.3	32.5	73.4	(2.2)	59.8	186.5
Exploration and business development	4.8	5.6	6.5	-	5.8	2.0	9.4	58.4	92.5
General and administrative	-	-	-	-	-	-	-	117.9	117.9
Operating earnings (loss)	$ 67.0	286.8	34.6	407.0	410.5	504.3	238.1	(48.9)	$ 1,899.4
Other income - net									7.4
Finance income									4.3
Finance expense									(112.6)
Earnings before tax									$ 1,798.5

	Operating segments							Non-operating segments[a]	
Year ended December 31, 2019:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other[b,c]	Total
Revenue									
Metal sales	$ 279.6	502.2	249.2	856.3	734.4	532.8	281.6	61.2	$ 3,497.3
Cost of sales									
Production cost of sales	213.7	250.6	136.6	412.3	314.1	230.4	189.7	31.5	1,778.9
Depreciation, depletion and amortization	90.3	39.8	79.5	163.4	125.1	130.2	92.6	10.4	731.3
Reversal of impairment charges	-	-	-	(200.7)	-	(161.1)	-	-	(361.8)
Total cost of sales	304.0	290.4	216.1	375.0	439.2	199.5	282.3	41.9	2,148.4
Gross profit (loss)	$ (24.4)	211.8	33.1	481.3	295.2	333.3	(0.7)	19.3	$ 1,348.9
Other operating expense (income)	25.1	(0.3)	7.8	(10.9)	(8.9)	46.4	(0.9)	50.2	108.5
Exploration and business development	3.4	4.8	12.6	-	23.0	1.8	8.0	59.9	113.5
General and administrative	-	-	-	-	-	-	-	135.8	135.8
Operating earnings (loss)	$ (52.9)	207.3	12.7	492.2	281.1	285.1	(7.8)	(226.6)	$ 991.1
Other income - net									72.7
Finance income									7.9
Finance expense									(107.9)
Earnings before tax									$ 963.8

	Operating segments							Non-operating segments[a]	
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other[b,c]	Total
Property, plant and equipment at: December 31, 2020	$ 488.7	774.6	635.7	1,718.8	271.2	2,277.3	332.7	1,154.5	$ 7,653.5
Total assets at: December 31, 2020	$ 719.7	1,028.0	857.1	2,226.3	896.9	2,699.8	429.8	2,075.6	$ 10,933.2
Capital expenditures for year ended December 31, 2020[d]	$ 150.1	180.6	129.1	161.3	32.9	302.2	23.4	82.3	$ 1,061.9

	Operating segments							Non-operating segments[a]	
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other[b,c]	Total
Property, plant and equipment at: December 31, 2019	$ 421.1	653.7	685.1	1,748.1	332.8	1,924.8	152.9	421.5	$ 6,340.0
Total assets at: December 31, 2019	$ 633.2	846.8	862.5	2,024.0	1,053.4	2,312.5	255.0	1,088.6	$ 9,076.0
Capital expenditures for year ended December 31, 2019[d]	$ 149.3	241.5	249.3	113.5	39.7	370.5	16.4	27.1	$ 1,207.3

(a) *Non-operating segments include development and pre-development properties.*

(b) *Corporate and other includes corporate, shutdown and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Maricunga, and Peak).*

(c) *The Company suspended mining and crushing activities at Maricunga in the third quarter of 2016, however there was continued production through 2019 as ounces continued to be recovered from heap leach pads until the fourth quarter of 2019 when all processing activities transitioned to care and maintenance. As such the Maricunga segment was reclassified as non-operating within the Corporate and other segment in 2020. Accordingly, Corporate and other includes metal sales and operating (losses) earnings of Maricunga of $16.1 million and $(12.5) million, respectively, for the year ended December 31, 2020 ($61.2 million and $10.9 million, respectively, for the year ended December 31, 2019) as Maricunga continues to sell its remaining finished metals inventories.*

(d) *Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.*

2020 ANNUAL REPORT KINROSS GOLD FS 50

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii. Geographic segments

The following table shows metal sales and property, plant and equipment by geographic region:

	Metal sales Years ended December 31, 2020	Metal sales Years ended December 31, 2019	Property, plant and equipment As at December 31, 2020	Property, plant and equipment As at December 31, 2019
Geographic information[a]				
United States	$ 1,318.9	$ 1,031.0	$ 2,043.7	$ 1,765.0
Russian Federation	904.6	734.4	$ 604.0	337.4
Brazil	960.7	856.3	1,721.5	1,749.3
Chile	16.1	61.2	653.5	394.1
Mauritania	718.0	532.8	2,289.2	1,932.4
Ghana	295.1	281.6	341.6	161.8
Total	$ 4,213.4	$ 3,497.3	$ 7,653.5	$ 6,340.0

(a) Geographic location is determined based on location of the mining assets.

iii. Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

Year ended December 31, 2020:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other[a]	Total
Customer									
1	$ 36.1	83.7	48.3	109.4	100.6	233.1	36.8	0.6	648.6
2	17.6	22.9	14.9	54.3	225.5	109.3	54.0	-	498.5
3	73.1	81.6	43.7	121.5	-	45.0	61.9	1.7	428.5
									$ 1,575.6
% of total metal sales									37.4%

(a) The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2020.

Year ended December 31, 2019:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other[a]	Total
Customer									
1	$ 11.3	56.3	17.0	59.4	145.4	175.5	51.7	0.7	517.3
2	31.5	49.0	40.4	76.8	55.8	78.5	57.8	8.0	397.8
3	24.2	14.5	16.7	181.1	-	66.6	47.8	4.1	355.0
									$ 1,270.1
% of total metal sales									36.3%

(a) The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2019.

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

51 FS 2020 ANNUAL REPORT KINROSS GOLD

2020 ANNUAL REPORT KINROSS GOLD FS 52 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 52 20. COMMITMENTS AND CONTINGENCIES i. Commitments Purchase commitments At December 31, 2020, the Company had future purchase commitments of approximately $992.6 million (December 31, 2019 - $1,104.3 million), of which $153.1 million relates to commitments for capital expenditures (December 31, 2019 - $186.6 million). ii. Contingencies General Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Other legal matters The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows. Maricunga regulatory proceedings In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal. On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals and has determined that it will hear the CDE’s appeal in the Pantanillo case. The Supreme Court has not yet determined whether it will hear the appeals in the Valle Ancho case. The timing of any rulings by the Supreme Court on the parties’ respective appeals remains uncertain.

53 FS 2020 ANNUAL REPORT KINROSS GOLD KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 53 Sunnyside litigation The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of that work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA. In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it. In the fourth quarter of 2020, SGC and Kinross reached settlements with the Navajo Nation and the State of New Mexico, which settlements will result in a dismissal with prejudice of all claims by these parties against SGC and Kinross. Although these settlements are not subject to entry of a Consent Decree approving the settlements, a Consent Decree approving the settlements will be lodged with the United States District Court for the District of New Mexico for public notice and comment. Upon expiration of the comment period, the parties will move the Court for entry of the Consent Decree.

2020 ANNUAL REPORT KINROSS GOLD FS 54 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 54 Income taxes The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross. 21. RELATED PARTY TRANSACTIONS There were no material related party transactions in 2020 and 2019 other than compensation of key management personnel. Key management personnel Compensation of key management personnel of the Company is as follows: 2020 2019 Cash compensation - salaries, short-term incentives, and other benefits 7.4 $ 7.3 $ Long-term incentives, including share-based payments 8.8 8.5 Termination and post-retirement benefits 1.1 10.2 Total compensation paid to key management personnel 17.3 $ 26.0 $ Years ended December 31, Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors. 22. CONSOLIDATING FINANCIAL STATEMENTS The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining (Ghana) Limited, White Ice Ventures Limited and KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes. During the year ended December 31, 2020, a change was made to the guarantor subsidiaries such that Red Back Mining B.V. is no longer a guarantor. The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2020 and 2019 and the consolidating statements of operations, statements of comprehensive income (loss) and statements of cash flows for the years ended December 31, 2020 and 2019. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis. As a result of the change in the guarantor subsidiaries noted above, the consolidating balance sheet, consolidating statement of operations, comprehensive income (loss) and cash flows for the comparative periods have been recast.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at December 31, 2020

	Kinross Gold Corp.	Guarantors: Guarantor Subsidiaries	Guarantors: Guarantor Adjustments	Guarantors: Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets							
Current assets							
Cash and cash equivalents	$ 115.5	$ 366.8	$ -	$ 482.3	$ 728.6	$ -	$ 1,210.9
Restricted cash	-	5.7	-	5.7	8.0	-	13.7
Accounts receivable and other assets	13.7	45.3	-	59.0	63.3	-	122.3
Intercompany receivables	610.1	1,553.5	(300.1)	1,863.5	4,293.7	(6,157.2)	-
Current income tax recoverable	-	0.7	-	0.7	29.2	-	29.9
Inventories	3.9	584.1	-	588.0	484.9	-	1,072.9
	743.2	2,556.1	(300.1)	2,999.2	5,607.7	(6,157.2)	$ 2,449.7
Non-current assets							
Property, plant and equipment	76.1	3,619.0	-	3,695.1	3,958.4	-	7,653.5
Goodwill	-	158.8	-	158.8	-	-	158.8
Long-term investments	103.0	-	-	103.0	10.0	-	113.0
Investment in joint venture	-	-	-	-	18.3	-	18.3
Intercompany investments	5,779.7	3,241.6	(7,482.7)	1,538.6	18,247.8	(19,786.4)	-
Other long-term assets	18.9	209.7	-	228.6	308.6	-	537.2
Long-term intercompany receivables	3,024.9	66.2	(1.5)	3,089.6	5,242.1	(8,331.7)	-
Deferred tax assets	-	-	-	-	2.7	-	2.7
Total assets	$ 9,745.8	$ 9,851.4	$ (7,784.3)	$ 11,812.9	$ 33,395.6	$ (34,275.3)	$ 10,933.2
Liabilities							
Current liabilities							
Accounts payable and accrued liabilities	$ 96.2	$ 202.0	$ -	$ 298.2	$ 181.0	$ -	$ 479.2
Intercompany payables	102.4	871.8	(300.1)	674.1	5,483.1	(6,157.2)	-
Current income tax payable	-	112.6	-	112.6	1.9	-	114.5
Current portion of long-term debt and credit facilities	499.7	-	-	499.7	-	-	499.7
Current portion of provisions	-	30.6	-	30.6	33.2	-	63.8
Other current liabilities	13.9	27.8	-	41.7	8.0	-	49.7
Deferred payment obligation	-	-	-	-	141.5	-	141.5
	712.2	1,244.8	(300.1)	1,656.9	5,848.7	(6,157.2)	1,348.4
Non-current liabilities							
Long-term debt and credit facilities	1,240.2	-	-	1,240.2	184.0	-	1,424.2
Provisions	13.3	461.1	-	474.4	386.7	-	861.1
Long-term lease liabilities	17.3	25.9	-	43.2	3.1	-	46.3
Other long-term liabilities	0.5	37.4	-	37.9	64.5	-	102.4
Long-term intercompany payables	1,165.8	276.8	(1.5)	1,441.1	6,890.6	(8,331.7)	-
Deferred tax liabilities	-	322.7	-	322.7	165.1	-	487.8
Total liabilities	3,149.3	2,368.7	(301.6)	5,216.4	13,542.7	(14,488.9)	4,270.2
Equity							
Common shareholders' equity							
Common share capital	$ 4,473.7	$ 1,786.7	$ (1,786.7)	$ 4,473.7	$ 19,619.5	$ (19,619.5)	$ 4,473.7
Contributed surplus	10,709.0	2,187.6	(2,187.6)	10,709.0	7,943.3	(7,943.3)	10,709.0
Accumulated deficit	(8,562.5)	3,527.4	(3,527.4)	(8,562.5)	(7,727.4)	7,727.4	(8,562.5)
Accumulated other comprehensive income (loss)	(23.7)	(19.0)	19.0	(23.7)	(49.0)	49.0	(23.7)
Total common shareholders' equity	6,596.5	7,482.7	(7,482.7)	6,596.5	19,786.4	(19,786.4)	6,596.5
Non-controlling interests	-	-	-	-	66.5	-	66.5
Total equity	6,596.5	7,482.7	(7,482.7)	6,596.5	19,852.9	(19,786.4)	6,663.0
Total liabilities and equity	$ 9,745.8	$ 9,851.4	$ (7,784.3)	$ 11,812.9	$ 33,395.6	$ (34,275.3)	$ 10,933.2

55 FS 2020 ANNUAL REPORT KINROSS GOLD

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at December 31, 2019

	Guarantors						
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets							
Current assets							
Cash and cash equivalents	$ 124.9	$ 118.1	$ -	$ 243.0	$ 332.1	$ -	$ 575.1
Restricted cash	-	6.6	-	6.6	8.6	-	15.2
Accounts receivable and other assets	10.6	57.6	-	68.2	69.2	-	137.4
Intercompany receivables	601.5	1,217.6	(280.7)	1,538.4	4,420.0	(5,958.4)	-
Current income tax recoverable	-	0.7	-	0.7	42.5	-	43.2
Inventories	3.4	507.1	-	510.5	543.3	-	1,053.8
	740.4	1,907.7	(280.7)	2,367.4	5,415.7	(5,958.4)	$ 1,824.7
Non-current assets							
Property, plant and equipment	77.8	3,497.3	-	3,575.1	2,764.9	-	6,340.0
Goodwill	-	158.8	-	158.8	-	-	158.8
Long-term investments	116.5	-	-	116.5	9.7	-	126.2
Investment in joint venture	-	-	-	-	18.4	-	18.4
Intercompany investments	4,354.0	2,206.8	(5,994.5)	566.3	17,765.7	(18,332.0)	-
Other long-term assets	17.2	166.5	-	183.7	389.0	-	572.7
Long-term intercompany receivables	3,215.1	234.8	(1.1)	3,448.8	5,230.2	(8,679.0)	-
Deferred tax assets	-	-	-	-	35.2	-	35.2
Total assets	$ 8,521.0	$ 8,171.9	$ (6,276.3)	$ 10,416.6	$ 31,628.8	$ (32,969.4)	$ 9,076.0
Liabilities							
Current liabilities							
Accounts payable and accrued liabilities	$ 89.1	$ 208.6	$ -	$ 297.7	$ 171.6	$ -	$ 469.3
Intercompany payables	123.0	821.1	(280.7)	663.4	5,295.0	(5,958.4)	-
Current income tax payable	-	65.4	-	65.4	2.6	-	68.0
Current portion of long-term debt and credit facilities	-	-	-	-	-	-	-
Current portion of provisions	-	25.7	-	25.7	32.2	-	57.9
Other current liabilities	2.6	10.8	-	13.4	6.9	-	20.3
Deferred payment obligation	-	-	-	-	-	-	-
	214.7	1,131.6	(280.7)	1,065.6	5,508.3	(5,958.4)	615.5
Non-current liabilities							
Long-term debt and credit facilities	1,837.4	-	-	1,837.4	-	-	1,837.4
Provisions	11.4	448.4	-	459.8	378.8	-	838.6
Long-term lease liabilities	18.4	11.5	-	29.9	9.0	-	38.9
Other long-term liabilities	0.3	45.0	-	45.3	63.2	-	108.5
Long-term intercompany payables	1,120.3	276.3	(1.1)	1,395.5	7,283.5	(8,679.0)	-
Deferred tax liabilities	-	264.6	-	264.6	39.9	-	304.5
Total liabilities	3,202.5	2,177.4	(281.8)	5,098.1	13,282.7	(14,637.4)	3,743.4
Equity							
Common shareholders' equity							
Common share capital	$ 14,926.2	$ 1,786.6	$ (1,786.6)	$ 14,926.2	$ 19,285.5	$ (19,285.5)	$ 14,926.2
Contributed surplus	242.1	2,187.6	(2,187.6)	242.1	7,844.4	(7,844.4)	242.1
Accumulated deficit	(9,829.4)	2,039.8	(2,039.8)	(9,829.4)	(8,744.0)	8,744.0	(9,829.4)
Accumulated other comprehensive income (loss)	(20.4)	(19.5)	19.5	(20.4)	(53.9)	53.9	(20.4)
Total common shareholders' equity	5,318.5	5,994.5	(5,994.5)	5,318.5	18,332.0	(18,332.0)	5,318.5
Non-controlling interests	-	-	-	-	14.1	-	14.1
Total equity	5,318.5	5,994.5	(5,994.5)	5,318.5	18,346.1	(18,332.0)	5,332.6
Total liabilities and equity	$ 8,521.0	$ 8,171.9	$ (6,276.3)	$ 10,416.6	$ 31,628.8	$ (32,969.4)	$ 9,076.0

2020 ANNUAL REPORT KINROSS GOLD
FS 56

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the year ended December 31, 2020

	Guarantors						
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue							
Metal sales	$ 2,225.4	$ 2,229.0	$ (2,165.8)	$ 2,288.6	$ 1,924.8	$ -	$ 4,213.4
Cost of sales							
Production cost of sales	2,181.9	980.8	(2,165.8)	996.9	728.8	-	1,725.7
Depreciation, depletion and amortization	5.0	458.9	-	463.9	378.4	-	842.3
Reversals of impairment charges - net	-	-	-	-	(650.9)	-	(650.9)
Total cost of sales	2,186.9	1,439.7	(2,165.8)	1,460.8	456.3	-	1,917.1
Gross profit	38.5	789.3	-	827.8	1,468.5	-	2,296.3
Other operating expense	8.3	23.1	-	31.4	155.1	-	186.5
Exploration and business development	25.6	17.4	-	43.0	49.5	-	92.5
General and administrative	80.4	2.7	-	83.1	34.8	-	117.9
Operating earnings (loss)	(75.8)	746.1	-	670.3	1,229.1	-	1,899.4
Other income (expense) - net	22.8	7.7	-	30.5	188.2	(211.3)	7.4
Equity in earnings (losses) of intercompany investments	1,389.2	1,016.2	(1,522.7)	882.7	-	(882.7)	-
Finance income	80.6	2.7	(0.4)	82.9	143.5	(222.1)	4.3
Finance expense	(75.6)	(32.3)	0.4	(107.5)	(227.2)	222.1	(112.6)
Earnings (loss) before tax	1,341.2	1,740.4	(1,522.7)	1,558.9	1,333.6	(1,094.0)	1,798.5
Income tax expense - net	1.2	(217.7)	-	(216.5)	(223.3)	-	(439.8)
Net earnings (loss)	$ 1,342.4	$ 1,522.7	$ (1,522.7)	$ 1,342.4	$ 1,110.3	$ (1,094.0)	$ 1,358.7
Net earnings (loss) attributable to:							
Non-controlling interests	$ -	$ -	$ -	$ -	$ 16.3	$ -	$ 16.3
Common shareholders	$ 1,342.4	$ 1,522.7	$ (1,522.7)	$ 1,342.4	$ 1,094.0	$ (1,094.0)	$ 1,342.4

57 FS 2020 ANNUAL REPORT KINROSS GOLD

2020 ANNUAL REPORT KINROSS GOLD FS 58 KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2020 and 2019 (Tabular amounts in millions of United States dollars, unless otherwise noted) 58 Consolidating statement of operations for the year ended December 31, 2019 Kinross Gold Corp. Guarantor Subsidiaries Guarantor Adjustments Total Guarantors Revenue Metal sales 1,892.0 $ 1,848.0 $ (1,794.7) $ 1,945.3 $ 1,552.0 $ - $ 3,497.3 $ Cost of sales Production cost of sales 1,857.5 1,009.8 (1,794.5) 1,072.8 706.1 - 1,778.9 Depreciation, depletion and amortization 3.3 373.7 (0.2) 376.8 354.5 - 731.3 Reversals of impairment charges - net - (200.7) - (200.7) (161.1) - (361.8) Total cost of sales 1,860.8 1,182.8 (1,794.7) 1,248.9 899.5 - 2,148.4 Gross profit 31.2 665.2 - 696.4 652.5 - 1,348.9 Other operating expense 18.0 21.6 - 39.6 68.9 - 108.5 Exploration and business development 29.6 20.8 - 50.4 63.1 - 113.5 General and administrative 86.1 4.0 - 90.1 45.7 - 135.8 Operating earnings (loss) (102.5) 618.8 - 516.3 474.8 - 991.1 Other income (expense) - net 33.0 1.9 - 34.9 249.5 (211.7) 72.7 Equity in earnings (losses) of intercompany investments 767.1 399.2 (824.4) 341.9 - (341.9) - Finance income 83.5 12.3 (0.4) 95.4 134.5 (222.0) 7.9 Finance expense (63.7) (44.7) 0.4 (108.0) (221.9) 222.0 (107.9) Earnings (loss) before tax 717.4 987.5 (824.4) 880.5 636.9 (553.6) 963.8 Income tax expense - net 1.2 (163.1) - (161.9) (84.8) - (246.7) Net earnings (loss) 718.6 $ 824.4 $ (824.4) $ 718.6 $ 552.1 $ (553.6) $ 717.1 $ Net earnings (loss) attributable to: Non-controlling interests - $ - $ - $ - $ (1.5) $ - $ (1.5) $ Common shareholders 718.6 $ 824.4 $ (824.4) $ 718.6 $ 553.6 $ (553.6) $ 718.6 $ Guarantors Non-guarantors Eliminations Consolidated

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2020

	Guarantors						
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net earnings (loss)	$ 1,342.4	$ 1,522.7	$ (1,522.7)	$ 1,342.4	$ 1,110.3	$ (1,094.0)	$ 1,358.7
Other comprehensive income (loss), net of tax:							
Items that will not be reclassified to profit or loss:							
Equity investments at fair value through other comprehensive income - net change in fair value [(a)]	(5.9)	-	-	(5.9)	6.2	-	0.3
Items that are or may be reclassified to profit or loss in subsequent periods:							
Cash flow hedges - effective portion of changes in fair value [(b)]	(1.9)	(25.8)	-	(27.7)	-	-	(27.7)
Cash flow hedges - reclassified out of accumulated other comprehensive income [(c)]	5.2	18.9	-	24.1	-	-	24.1
	(2.6)	(6.9)	-	(9.5)	6.2	-	(3.3)
Equity in other comprehensive income (loss) of intercompany investments	(0.7)	-	6.9	6.2	-	(6.2)	-
Total comprehensive income (loss)	$ 1,339.1	$ 1,515.8	$ (1,515.8)	$ 1,339.1	$ 1,116.5	$ (1,100.2)	$ 1,355.4
Attributable to non-controlling interests	$ -	$ -	$ -	$ -	$ 16.3	$ -	$ 16.3
Attributable to common shareholders	$ 1,339.1	$ 1,515.8	$ (1,515.8)	$ 1,339.1	$ 1,100.2	$ (1,100.2)	$ 1,339.1
(a) Net of tax of	$ -	$ -	$ -	$ -	$ -	$ -	$ -
(b) Net of tax of	$ (0.7)	$ (11.8)	$ -	$ (12.5)	$ -	$ -	$ (12.5)
(c) Net of tax of	$ 1.9	$ 8.5	$ -	$ 10.4	$ -	$ -	$ 10.4

59 FS 2020 ANNUAL REPORT KINROSS GOLD

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2019

	Guarantors						
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net earnings (loss)	$ 718.6	$ 824.4	$ (824.4)	$ 718.6	$ 552.1	$ (553.6)	$ 717.1
Other comprehensive income (loss), net of tax:							
Items that will not be reclassified to profit or loss:							
Equity investments at fair value through other comprehensive income - net change in fair value [(a)]	49.6	-	-	49.6	(0.6)	-	49.0
Items that are or may be reclassified to profit or loss in subsequent periods:							
Cash flow hedges - effective portion of changes in fair value [(b)]	14.2	9.4	-	23.6	-	-	23.6
Cash flow hedges - reclassified out of accumulated other comprehensive income [(c)]	(0.3)	5.8	-	5.5	-	-	5.5
	63.5	15.2	-	78.7	(0.6)	-	78.1
Equity in other comprehensive income (loss) of intercompany investments	14.6	-	(15.2)	(0.6)	-	0.6	-
Total comprehensive income (loss)	$ 796.7	$ 839.6	$ (839.6)	$ 796.7	$ 551.5	$ (553.0)	$ 795.2
Attributable to non-controlling interests	$ -	$ -	$ -	$ -	$ (1.5)	$ -	$ (1.5)
Attributable to common shareholders	$ 796.7	$ 839.6	$ (839.6)	$ 796.7	$ 553.0	$ (553.0)	$ 796.7
(a) Net of tax of	$ -	$ -	$ -	$ -	$ 0.3	$ -	$ 0.3
(b) Net of tax of	$ 1.3	$ 3.2	$ -	$ 4.5	$ -	$ -	$ 4.5
(c) Net of tax of	$ (0.1)	$ 3.3	$ -	$ 3.2	$ -	$ -	$ 3.2

2020 ANNUAL REPORT KINROSS GOLD

FS 60

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the year ended December 31, 2020

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors			
Net inflow (outflow) of cash related to the following activities:							
Operating:							
Net earnings (loss)	$ 1,342.4	$ 1,522.7	$ (1,522.7)	$ 1,342.4	$ 1,110.3	$ (1,094.0)	$ 1,358.7
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:							
Depreciation, depletion and amortization	5.0	458.9	-	463.9	378.4	-	842.3
Reversals of impairment charges - net	-	-	-	-	(650.9)	-	(650.9)
Equity in (earnings) losses of intercompany investments	(1,389.2)	(1,016.2)	1,522.7	(882.7)	-	882.7	-
Share-based compensation expense	13.7	-	-	13.7	-	-	13.7
Finance expense	75.6	32.3	(0.4)	107.5	227.2	(222.1)	112.6
Deferred tax expense (recovery)	(1.2)	61.1	-	59.9	158.0	-	217.9
Foreign exchange (gains) losses and other	15.0	0.5	-	15.5	(3.7)	-	11.8
Reclamation expense (recovery)	-	-	-	-	6.6	-	6.6
Changes in operating assets and liabilities:							
Accounts receivable and other assets	(2.4)	3.7	-	1.3	(122.2)	-	(120.9)
Inventories	(0.5)	(61.9)	-	(62.4)	55.6	-	(6.8)
Accounts payable and accrued liabilities	(5.5)	124.5	-	119.0	160.0	-	279.0
Cash flow provided from (used in) operating activities	52.9	1,125.6	(0.4)	1,178.1	1,319.3	(433.4)	2,064.0
Income taxes paid	-	(88.4)	-	(88.4)	(18.0)	-	(106.4)
Net cash flow provided from (used in) operating activities	52.9	1,037.2	(0.4)	1,089.7	1,301.3	(433.4)	1,957.6
Investing:							
Additions to property, plant and equipment	(3.2)	(554.0)	-	(557.2)	(358.9)	-	(916.1)
Interest paid capitalized to property, plant and equipment	(0.1)	(26.8)	-	(26.9)	(21.0)	-	(47.9)
Acquisitions	1.3	-	-	1.3	(268.3)	-	(267.0)
Net proceeds from the sale of (additions to) long-term investments and other assets	7.5	(21.9)	-	(14.4)	8.5	-	(5.9)
Net proceeds from the sale of property, plant and equipment	-	1.8	-	1.8	6.6	-	8.4
(Increase) decrease in restricted cash - net	-	1.0	-	1.0	(24.5)	-	(23.5)
Interest received and other - net	0.7	0.5	-	1.2	1.7	-	2.9
Net cash flow provided from (used in) investing activities	6.2	(599.4)	-	(593.2)	(655.9)	-	(1,249.1)
Financing:							
Proceeds from drawdown of debt	750.0	-	-	750.0	200.0	-	950.0
Repayment of debt	(850.0)	-	-	(850.0)	-	-	(850.0)
Interest paid	(63.1)	-	-	(63.1)	-	-	(63.1)
Payment of lease liabilities	(1.8)	(10.8)	-	(12.6)	(8.1)	-	(20.7)
Dividends received from (paid to) common shareholders and subsidiaries	(72.0)	(48.4)	-	(120.4)	(166.4)	211.3	(75.5)
Dividend paid to non-controlling interest	-	-	-	-	(6.0)	-	(6.0)
Intercompany advances	159.2	(129.9)	0.4	29.7	(251.8)	222.1	-
Other - net	9.2	-	-	9.2	(11.6)	-	(2.4)
Net cash flow provided from (used in) financing activities	(68.5)	(189.1)	0.4	(257.2)	(243.9)	433.4	(67.7)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(5.0)	-	(5.0)
Increase (decrease) in cash and cash equivalents	(9.4)	248.7	-	239.3	396.5	-	635.8
Cash and cash equivalents, beginning of period	124.9	118.1	-	243.0	332.1	-	575.1
Cash and cash equivalents, end of period	$ 115.5	$ 366.8	$ -	$ 482.3	$ 728.6	$ -	$ 1,210.9

61 FS
2020 ANNUAL REPORT KINROSS GOLD

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the year ended December 31, 2019

	Guarantors						
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:							
Operating:							
Net earnings (loss)	$ 718.6	$ 824.4	$ (824.4)	$ 718.6	$ 552.1	$ (553.6)	$ 717.1
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:							
Depreciation, depletion and amortization	3.3	373.7	(0.2)	376.8	354.5	-	731.3
Reversals of impairment charges - net	-	(200.7)	-	(200.7)	(161.1)	-	(361.8)
Equity in (earnings) losses of intercompany investments	(767.1)	(399.2)	824.4	(341.9)	-	341.9	-
Share-based compensation expense	14.3	-	-	14.3	-	-	14.3
Finance expense	63.7	44.7	(0.4)	108.0	221.9	(222.0)	107.9
Deferred tax expense (recovery)	(1.2)	65.8	-	64.6	(23.5)	-	41.1
Foreign exchange (gains) losses and other	(9.8)	(10.4)	-	(20.2)	(33.0)	-	(53.2)
Reclamation expense (recovery)	-	-	-	-	(11.9)	-	(11.9)
Changes in operating assets and liabilities:							
Accounts receivable and other assets	(1.2)	(14.4)	-	(15.6)	(48.9)	-	(64.5)
Inventories	(0.8)	12.6	0.2	12.0	41.8	-	53.8
Accounts payable and accrued liabilities	4.1	75.0	-	79.1	86.8	-	165.9
Cash flow provided from (used in) operating activities	23.9	771.5	(0.4)	795.0	978.7	(433.7)	1,340.0
Income taxes paid	-	(51.7)	-	(51.7)	(63.4)	-	(115.1)
Net cash flow provided from (used in) operating activities	23.9	719.8	(0.4)	743.3	915.3	(433.7)	1,224.9
Investing:							
Additions to property, plant and equipment	(30.4)	(663.8)	-	(694.2)	(366.0)	-	(1,060.2)
Interest paid capitalized to property, plant and equipment	(0.3)	(32.6)	-	(32.9)	(12.1)	-	(45.0)
Acquisitions	-	-	-	-	(30.0)	-	(30.0)
Net proceeds from the sale of (additions to) long-term investments and other assets	126.8	(22.6)	-	104.2	(32.6)	-	71.6
Net proceeds from the sale of property, plant and equipment	12.0	0.3	-	12.3	19.6	-	31.9
(Increase) decrease in restricted cash - net	-	(0.4)	-	(0.4)	(2.1)	-	(2.5)
Interest received and other - net	0.5	1.6	-	2.1	5.5	-	7.6
Net cash flow provided from (used in) investing activities	108.6	(717.5)	-	(608.9)	(417.7)	-	(1,026.6)
Financing:							
Proceeds from drawdown of debt	300.0	-	-	300.0	-	-	300.0
Repayment of debt	(200.0)	-	-	(200.0)	-	-	(200.0)
Interest paid	(55.6)	-	-	(55.6)	-	-	(55.6)
Payment of lease liabilities	(2.0)	(8.6)	-	(10.6)	(3.7)	-	(14.3)
Dividends received from (paid to) common shareholders and subsidiaries	-	(22.3)	-	(22.3)	(189.4)	211.7	-
Dividend paid to non-controlling interest	-	-	-	-	(5.0)	-	(5.0)
Intercompany advances	(83.6)	57.5	0.4	(25.7)	(196.3)	222.0	-
Other - net	3.9	-	-	3.9	(3.9)	-	-
Net cash flow provided from (used in) financing activities	(37.3)	26.6	0.4	(10.3)	(398.3)	433.7	25.1
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	2.7	-	2.7
Increase (decrease) in cash and cash equivalents	95.2	28.9	-	124.1	102.0	-	226.1
Cash and cash equivalents, beginning of period	29.7	89.2	-	118.9	230.1	-	349.0
Cash and cash equivalents, end of period	$ 124.9	$ 118.1	$ -	$ 243.0	$ 332.1	$ -	$ 575.1

2020 ANNUAL REPORT KINROSS GOLD

FS 62

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

PROVEN AND PROBABLE MINERAL RESERVES

Gold

Proven and Probable Mineral Reserves (1, 2, 3, 4, 5, 6)

Kinross Gold Corporation's Share at December 31, 2020

			Proven			Probable			Proven and Probable		
Property	Location	Kinross Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
NORTH AMERICA											
Bald Mountain	USA	100.0%	–	–	–	58,647	0.6	1,143	58,647	0.6	1,143
Fort Knox	USA	100.0%	36,440	0.4	425	193,575	0.3	2,046	230,015	0.3	2,471
Round Mountain[7]	USA	100.0%	4,979	0.5	81	84,189	0.8	2,164	89,168	0.8	2,245
Subtotal			41,419	0.4	506	336,411	0.5	5,353	377,830	0.5	5,859
SOUTH AMERICA											
La Coipa[8]	Chile	100.0%	370	0.5	5	16,969	1.6	866	17,339	1.6	871
Lobo-Marte	Chile	100.0%	–	–	–	146,771	1.4	6,394	146,771	1.4	6,394
Paracatu	Brazil	100.0%	519,250	0.4	7,221	72,309	0.3	802	591,559	0.4	8,023
Subtotal			519,620	0.4	7,226	236,049	1.1	8,062	755,669	0.6	15,288
AFRICA											
Chirano	Ghana	90.0%	5,775	1.7	314	9,926	2.1	660	15,701	1.9	974
Tasiast	Mauritania	100.0%	44,810	1.2	1,797	66,664	2.1	4,533	111,474	1.8	6,330
Subtotal			50,585	1.3	2,111	76,590	2.1	5,193	127,175	1.8	7,304
RUSSIA											
Dvoinoye	Russia	100.0%	1,275	4.1	167	149	11.7	56	1,424	4.9	223
Kupol	Russia	100.0%	794	10.1	257	4,938	6.7	1,057	5,732	7.1	1,314
Subtotal			2,069	6.4	424	5,087	6.8	1,113	7,156	6.7	1,537
Total Gold			613,693	0.5	10,267	654,137	0.9	19,721	1,267,830	0.7	29,988

Silver

Proven and Probable Mineral Reserves (1, 2, 3, 4, 5, 6)

Kinross Gold Corporation's Share at December 31, 2020

			Proven			Probable			Proven and Probable		
Property	Location	Kinross Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
NORTH AMERICA											
Round Mountain[7]	USA	100.0%	–	–	–	6,945	6.3	1,414	6,945	6.3	1,414
Subtotal			–	–	–	6,945	6.3	1,414	6,945	6.3	1,414
SOUTH AMERICA											
La Coipa[8]	Chile	100.0%	370	56.7	675	16,969	73.7	40,196	17,339	73.3	40,871
Subtotal			370	56.7	675	16,969	73.7	40,196	17,339	73.3	40,871
RUSSIA											
Dvoinoye	Russia	100.0%	1,275	8.1	332	149	33.4	160	1,424	10.8	492
Kupol	Russia	100.0%	794	101.5	2,590	4,938	87.1	13,835	5,732	89.1	16,425
Subtotal			2,069	43.9	2,922	5,087	85.6	13,995	7,156	73.5	16,917
Total Silver			2,439	45.9	3,597	29,001	59.6	55,605	31,440	58.6	59,202

2020 ANNUAL REPORT KINROSS GOLD

63

MEASURED AND INDICATED MINERAL RESOURCES

Gold

Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 9, 10, 11)

Kinross Gold Corporation's Share at December 31, 2020

Property	Location	Kinross Interest (%)	Measured Tonnes (kt)	Measured Grade (g/t)	Measured Ounces (koz)	Indicated Tonnes (kt)	Indicated Grade (g/t)	Indicated Ounces (koz)	Measured and Indicated Tonnes (kt)	Measured and Indicated Grade (g/t)	Measured and Indicated Ounces (koz)
NORTH AMERICA											
Bald Mountain	USA	100.0%	9,150	0.8	233	197,315	0.5	3,359	206,465	0.5	3,592
Fort Knox	USA	100.0%	13,496	0.2	103	253,524	0.3	2,486	267,020	0.3	2,589
Kettle River	USA	100.0%	–	–	–	1,133	6.5	236	1,133	6.5	236
Manh Choh (formerly Peak Gold) [12]	USA	70.0%	331	6.4	68	6,110	4.0	778	6,441	4.1	846
Round Mountain [7]	USA	100.0%	–	–	–	173,376	0.7	3,734	173,376	0.7	3,734
Subtotal			22,977	0.5	404	631,458	0.5	10,593	654,435	0.5	10,997
SOUTH AMERICA											
La Coipa [8]	Chile	100.0%	4,030	1.8	235	18,205	1.6	926	22,235	1.6	1,161
Lobo-Marte	Chile	100.0%	–	–	–	98,925	0.7	2,167	98,925	0.7	2,167
Maricunga	Chile	100.0%	35,555	0.8	905	312,171	0.6	6,166	347,726	0.6	7,071
Paracatu	Brazil	100.0%	138,606	0.3	1,225	170,464	0.3	1,749	309,070	0.3	2,974
Subtotal			178,191	0.4	2,365	599,765	0.6	11,008	777,956	0.5	13,373
AFRICA											
Chirano	Ghana	90.0%	4,667	1.8	269	7,171	1.6	359	11,838	1.7	628
Tasiast	Mauritania	100.0%	4,826	0.7	109	70,445	1.2	2,644	75,271	1.1	2,753
Subtotal			9,493	1.2	378	77,616	1.2	3,003	87,109	1.2	3,381
RUSSIA											
Chulbatkan [13]	Russia	100.0%	–	–	–	105,708	1.2	4,167	105,708	1.2	4,167
Dvoinoye	Russia	100.0%	3	5.9	1	57	10.4	19	60	10.1	20
Kupol	Russia	100.0%	279	11.4	102	1,575	7.9	398	1,854	8.4	500
Subtotal			282	11.4	103	107,340	1.3	4,584	107,622	1.4	4,687
Total Gold			210,943	0.5	3,250	1,416,179	0.6	29,188	1,627,122	0.6	32,438

Silver

Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (2, 3, 4, 5, 6, 9, 10, 11)

Kinross Gold Corporation's Share at December 31, 2020

Property	Location	Kinross Interest (%)	Measured Tonnes (kt)	Measured Grade (g/t)	Measured Ounces (koz)	Indicated Tonnes (kt)	Indicated Grade (g/t)	Indicated Ounces (koz)	Measured and Indicated Tonnes (kt)	Measured and Indicated Grade (g/t)	Measured and Indicated Ounces (koz)
NORTH AMERICA											
Manh Choh (formerly Peak Gold) [12]	USA	70.0%	331	16.7	178	6,110	14.1	2,762	6,441	14.2	2,940
Round Mountain [7]	USA	100.0%	–	–	–	4,707	8.3	1,254	4,707	8.3	1,254
Subtotal			331	16.7	178	10,817	11.5	4,016	11,148	11.7	4,194
SOUTH AMERICA											
La Coipa [8]	Chile	100.0%	4,030	29.9	3,880	18,205	42.4	24,824	22,235	40.2	28,704
Subtotal			4,030	29.9	3,880	18,205	42.4	24,824	22,235	40.2	28,704
RUSSIA											
Dvoinoye	Russia	100.0%	3	6.1	1	57	21.2	39	60	20.3	40
Kupol	Russia	100.0%	279	139.9	1,255	1,575	97.9	4,959	1,854	104.2	6,214
Subtotal			282	138.3	1,256	1,632	95.2	4,998	1,914	101.6	6,254
Total Silver			4,643	35.6	5,314	30,654	34.3	33,838	35,297	34.5	39,152

64

2020 ANNUAL REPORT KINROSS GOLD

INFERRED MINERAL RESOURCES

Gold

Inferred Mineral Resources (2, 3, 4, 5, 6, 9, 10, 11)

Kinross Gold Corporation's Share at December 31, 2020

Property	Location	Kinross Interest (%)	Inferred Tonnes (kt)	Inferred Grade (g/t)	Inferred Ounces (koz)
NORTH AMERICA					
Bald Mountain	USA	100.0%	47,776	0.5	695
Fort Knox	USA	100.0%	128,115	0.3	1,057
Kettle River	USA	100.0%	1,816	6.5	378
Manh Choh (formerly Peak Gold) [12]	USA	70.0%	941	2.7	81
Round Mountain [7]	USA	100.0%	96,437	0.5	1,563
Subtotal			275,085	0.4	3,774
SOUTH AMERICA					
La Coipa [8]	Chile	100.0%	2,668	1.3	108
Lobo-Marte	Chile	100.0%	13,974	0.6	269
Maricunga	Chile	100.0%	153,276	0.6	2,782
Paracatu	Brazil	100.0%	91,262	0.3	914
Subtotal			261,180	0.5	4,073
AFRICA					
Chirano	Ghana	90.0%	5,695	2.1	376
Tasiast	Mauritania	100.0%	4,392	1.9	267
Subtotal			10,087	2.0	643
RUSSIA					
Chulbatkan [13]	Russia	100.0%	6,022	0.9	173
Dvoinoye	Russia	100.0%	58	24.1	45
Kupol	Russia	100.0%	1,052	8.0	272
Subtotal			7,132	2.1	490
Total Gold			553,484	0.5	8,980

Silver

Inferred Mineral Resources (2, 3, 4, 5, 6, 9, 10, 11)

Kinross Gold Corporation's Share at December 31, 2020

Property	Location	Kinross Interest (%)	Inferred Tonnes (kt)	Inferred Grade (g/t)	Inferred Ounces (koz)
NORTH AMERICA					
Manh Choh (formerly Peak Gold) [12]	USA	70.0%	941	16.1	486
Round Mountain [7]	USA	100.0%	490	3.6	57
Subtotal			1,431	11.8	543
SOUTH AMERICA					
La Coipa [8]	Chile	100.0%	2,668	35.4	3,036
Subtotal			2,668	35.4	3,036
RUSSIA					
Dvoinoye	Russia	100.0%	58	22.7	43
Kupol	Russia	100.0%	1,052	148.4	5,020
Subtotal			1,110	141.8	5,063
Total Silver			5,209	51.6	8,642

2020 ANNUAL REPORT KINROSS GOLD 65

2020 ANNUAL REPORT KINROSS GOLD 66 Mineral Reserve and Mineral Resource Statement Notes (1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,200 per ounce and a silver price of $17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross’ interest and are estimated based on the following foreign exchange rates: Russian Rouble to United States Dollars: 60.00 Chilean Peso to United States Dollars: 725.00 Brazilian Real to United States Dollars: 3.75 Ghanaian Cedi to United States Dollars: 5.50 Mauritanian Ouguiya to United States Dollars: 35.00 (2) The Company’s mineral reserve and mineral resource estimates as at December 31, 2020 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained. (3) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ materially from the definitions in the United States Securities and Exchange Commission (“SEC”) SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Industry Guide 7. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to SEC Industry Guide 7 mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, the mineral reserve and mineral resource estimates and related information in this Annual Report may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. (4) The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, who is a qualified person as defined by NI 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant. (5) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed. (6) Rounding of values to the 000s may result in apparent discrepancies. (7) Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflect both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflect only the Gold Hill deposit. (8) Includes mineral resources and mineral reserves from the Puren deposit in which the Company holds a 65% interest, as well as mineral resources from the Catalina deposit, in which the Company holds a 75% interest. (9) Mineral resources are exclusive of mineral reserves. (10) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,600 per ounce and a silver price of $20.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves. The mineral resource estimates for the Gil deposit at Fort Knox assume a $1,400 per ounce gold price. The mineral resource estimates for Manh Choh (formerly Peak Gold) assume a $1,400 per ounce gold price and are based on the 2018 preliminary economic assessment. (11) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration. (12) Peak Gold, now referred to as Manh Choh, was acquired by Kinross effective September 30, 2020. (13) Chulbatkan was acquired by Kinross effective January 16, 2020.

2020 ANNUAL REPORT KINROSS GOLD 67 Mineral Reserve and Mineral Resource Definitions A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre- Feasibility or Feasibility levels as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. ‘Modifying Factors’ are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Summarized Five-Year Review[1, 3, 6, 7, 8, 10, 11]

(in millions, except per share amounts)

	2020	2019	2018	2017	2016
Operating results from continuing operations					
Production (attributable) (Au eq. oz.)	2,366,648	2,507,659	2,452,398	2,673,533	2,789,150
Metal sales	$ 4,213.4	$ 3,497.3	$ 3,212.6	$ 3,303.0	$ 3,472.0
Production cost of sales (attributable) (per Au eq. oz.)	$ 723	$ 706	$ 734	$ 669	$ 712
Attributable all-in sustaining cost per equivalent ounce sold	$ 987	$ 983	$ 965	$ 954	$ 984
Net earnings (loss) from continuing operations attributable to common shareholders	$ 1,342.4	$ 718.6	$ (23.6)	$ 445.4	$ (104.0)
Adjusted net earnings attributable to common shareholders	$ 966.8	$ 422.9	$ 128.1	$ 178.7	$ 93.0
Net cash flow provided from operating activities	$ 1,957.6	$ 1,224.9	$ 788.7	$ 951.6	$ 1,099.2
Adjusted operating cash flow	$ 1,912.7	$ 1,201.5	$ 874.2	$ 1,166.7	$ 926.7
Capital expenditures	$ 916.1	$ 1,060.2	$ 1,005.2	$ 879.6	$ 612.0
Free cash flow	$ 1,041.5	$ 164.7	$ (216.5)	$ 72.0	$ 487.2
Financial position					
Cash and cash equivalents	$ 1,210.9	$ 575.1	$ 349.0	$ 1,025.8	$ 827.0
Total assets	$ 10,933.2	$ 9,076.0	$ 8,063.8	$ 8,157.2	$ 7,979.3
Long-term debt and credit facilities (including current portion)	$ 1,923.9	$ 1, 837.4	$ 1,735.0	$ 1,732.6	$ 1,733.2
Common shareholders' equity	$ 6,596.5	$ 5,318.5	$ 4,506.7	$ 4,583.6	$ 4,145.5
Per share data					
Net earnings (loss) per share from continuing operations attributable to common shareholders – basic	$ 1.07	$ 0.57	$ (0.02)	$ 0.36	$ (0.08)
Adjusted net earnings (loss) per share attributable to common shareholders	$ 0.77	$ 0.34	$ 0.10	$ 0.14	$ 0.08
Market					
Average realized gold price per ounce	$ 1,774	$ 1,392	$ 1,268	$ 1,260	$ 1,249

2020 Kinross Share Trading Data

	High	Low
TSX (Cdn dollars)		
First Quarter	$ 8.30	$ 4.00
Second Quarter	$ 10.64	$ 5.67
Third Quarter	$ 13.59	$ 9.47
Fourth Quarter	$ 12.38	$ 8.75
NYSE (U.S. dollars)		
First Quarter	$ 6.27	$ 2.72
Second Quarter	$ 7.67	$ 4.00
Third Quarter	$ 10.32	$ 7.00
Fourth Quarter	$ 9.42	$ 6.85

68 **2020 ANNUAL REPORT** KINROSS GOLD

2020 ANNUAL REPORT KINROSS GOLD 69 Cautionary statement on forward-looking information All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained in this Annual Report include, but are not limited to, those under the headings (or headings that include) “Letter to Shareholders”, “2020 Achievements” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “continue”, “estimates”, “expects”, “forecast”, “guidance”, “intends”, “outlook”, “progress”, “potential”, “prioritize”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020, and the most recently filed Annual Information Form as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall; in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects including Kupol and Chirano; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte and Manh Choh feasibility studies and Udinsk pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso,

2020 ANNUAL REPORT KINROSS GOLD 70 Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company including the accuracy and reliability of the pre-acquisition mineral resource estimates of the Manh Choh project, formerly Peak Gold, and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania substantially in accordance with the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued under the terms and on timelines consistent with our expectations; (23) that the benefits of the contemplated arrangements related to the agreement in principle will result in increased stability at the Company’s operations in Mauritania; and (24) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete

2020 ANNUAL REPORT KINROSS GOLD 71 divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2020 and the most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

2020 ANNUAL REPORT KINROSS GOLD 72 Key Sensitivities Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars. • A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per equivalent ounce sold.9 • Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per equivalent ounce sold. • Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per equivalent ounce sold. • A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold. • A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties. Other information Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this Annual Report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties contained in this Annual Report has been prepared as at December 31, 2020 under the supervision and verified by an officer of the Company, Mr. John Sims, who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

2020 ANNUAL REPORT KINROSS GOLD 73 Endnotes 1 Unless otherwise stated, production, production cost of sales per Au eq. oz., and all-in sustaining costs per Au eq. oz., in this annual report are based on Kinross’ 90% share of Chirano production and costs, and 70% share of Manh Choh costs. 2 Kinross guidance and outlook represents forward-looking information and users are cautioned that actual results may vary. Forecasts for production, production cost of sales, all-in sustaining costs and capital expenditures are + or -5%. 3 These figures are non-GAAP financial measures and are defined and reconciled in Section 11, Supplemental Information of the Management’s Discussion and Analysis. 4 In 2019 we reported $3.2 billion for total spending in host countries and expect 2020 to be a similar amount. The final figure for 2020 will be published in our 2020 Sustainability Supplement. 5 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.” 6 Net earnings figures in this report represent “net earnings (loss) from continuing operations attributable to common shareholders.” 7 Reported net earnings (loss) include non-cash impairment (reversals) charges-net: (2020: ($650.9 million); 2019: ($361.8 million); 2018: nil; 2017: $21.5 million; 2016: $139.6 million). 8 Average realized price of gold is a non-GAAP financial measure and is defined as metal sales divided by the total number of ounces sold. This measure is intended to enable management to better understand the price realized in each reporting period. The average realized price of gold does not have any standardized definition under IFRS and should not be considered a substitute for measures of performance prepared in accordance with IFRS. 9 Refers to all currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and weighting of each currency without our consolidated cost structure. 10 “Capital expenditures” for the years ended December 31, 2020 and 2019 are as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows and exclude “Interest paid capitalized to property, plant and equipment”. “Capital expenditures” for the year ended December 31, 2018 is calculated as $1,043.4 million of “Additions to property, plant and equipment”, as reported on the consolidated statements of cash flows, less $38.2 million of capitalized interest paid, as reported. “Capital expenditures” for the year ended December 31, 2017 is calculated as $897.6 million of “Additions to property, plant and equipment”, as reported on the consolidated statements of cash flows, less $18.0 million of capitalized interest paid, as reported. “Capital expenditures” for the year ended December 31, 2016 is calculated as $633.8 million of “Additions to property, plant and equipment”, as reported on the consolidated statements of cash flows, less $21.8 million of capitalized interest paid, as reported. 11 Free cash flow is a non-GAAP financial measure and is defined and reconciled, for the years ended December 31, 2020, 2019 and 2018, in Section 11, Supplemental Information of the Management’s Discussion and Analysis. Free cash flow for the year ended December 31, 2017 is calculated as $951.6 million of “Net cash flow provided from operating activities”, as reported on the consolidated statements of cash flows, less $879.6 million of capital expenditures. Free cash flow for the year ended December 31, 2016 is calculated as $1,099.2 million of “Net cash flow provided from operating activities”, as reported on the consolidated statements of cash flows, less $612.0 million of capital expenditures.

2020 ANNUAL REPORT KINROSS GOLD 74 @KinrossGold CORPORATE INFORMATION Corporate Information Transfer Agent and Registrar Computershare Investor Services Inc. Toronto, Ontario, Canada Toll-free: 1-800-564-6253 Proxy Solicitation Agent Kingsdale Proxy Advisors Toronto, Ontario, Canada Annual Meeting of Shareholders Date: Wednesday, May 12th, 2021 Time: 10:00 a.m. EDT Virtual via live webcast at Webcast link: web.lumiagm.com/406172480 Meeting ID: 406-172-480 Password: kinross2021 Legal Counsel Osler, Hoskin & Harcourt LLP Toronto, Ontario, Canada Sullivan & Cromwell LLP New York, New York, United States Auditors KPMG LLP Toronto, Ontario, Canada Contact Information General Kinross Gold Corporation 25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5 Website: Kinross.com Telephone: 416-365-5123 Toll-free: 1-866-561-3636 Email: info@kinross.com Investor Relations Tom Elliott, Senior Vice-President, Investor Relations Telephone: 416-365-3390 Email: tom.elliott@kinross.com Media Relations Louie Diaz, Vice-President, Corporate Communications Telephone: 416-369-6469 Email: louie.diaz@kinross.com Safety and Sustainability Ed Opitz, Senior Vice-President, Safety and Sustainability Telephone: 1-866-561-3636 Email: sustainability@kinross.com Shareholder Inquiries Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Toll-free: 1-800-564-6253 Toll-free facsimile: 1-888-453-0330 Publications To obtain copies of Kinross’ publications, please visit our corporate website at Kinross.com, contact us by email at info@kinross.com or call 1-866-561-3636. Sustainability Report Kinross provides a transparent account of its corporate responsibility performance annually. Every two years, we publish a comprehensive Global Reporting Initiative Report, which is also mapped against the Sustainability Accounting Board Metal and Mining Standards. We publish a supplemental report in the intervening period. In 2021, we will be publishing our 2020 Sustainability Supplement at kinross.com.

KINROSS GOLD CORPORATION 25 York Street, 17th Floor Toronto, Ontario M5J 2V5 Canada